                                                Filed Pursuant to Rule 424(b)(1)
                                            Registration Statement No. 333-96333


P R O S P E C T U S
--------------------
                                6,000,000 Shares

                          [LOGO OF ADOLOR CORPORATION]

                                  Common Stock

                               ----------------

      This is Adolor Corporation's initial public offering. Adolor is selling all of the shares.

      The public offering price is $15.00 per share. Currently, no public market exists for the shares. The shares have been approved for listing on the Nasdaq National Market under the symbol "ADLR."

      Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 5 of this prospectus.

                               ----------------

                                                          Per Share    Total
                                                          ---------    -----
     Public offering price...............................  $15.00   $90,000,000
     Underwriting discount...............................   $1.05    $6,300,000
     Proceeds, before expenses, to Adolor................  $13.95   $83,700,000

      The underwriters may also purchase up to an additional 900,000 shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about November 17, 2000.

                               ----------------

                              Joint Lead Managers

Merrill Lynch & Co.                                              Lehman Brothers

                               ----------------

                         Pacific Growth Equities, Inc.

                               ----------------

               The date of this prospectus is November 13, 2000.

                          [LOGO OF ADOLOR CORPORATION]

                               TABLE OF CONTENTS

Prospectus Summary........................................................    1
Risk Factors..............................................................    5
Note Regarding Forward-Looking Statements.................................   15
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Dilution..................................................................   18
Selected Financial Data...................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   28
Management................................................................   49
Principal Stockholders....................................................   59
Certain Relationships and Related Party Transactions......................   62
Description of Capital Stock..............................................   64
Shares Eligible for Future Sale...........................................   67
Underwriting..............................................................   69
Legal Matters.............................................................   72
Experts...................................................................   72
Where You Can Find More Information.......................................   72
Index to Financial Statements ............................................  F-1

                               -----------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

Overview

      We are a therapeutic-based biopharmaceutical company. We discover, develop and plan to commercialize proprietary pharmaceutical products for the treatment of pain and the side effects that are caused by current narcotic pain treatments. We have a portfolio of small molecule product candidates that are in or have completed development in Phase I to Phase II/III clinical trials, as well as a number of preclinical product candidates in research and development. The majority of currently marketed therapeutics are small molecule drugs, which are usually easier and less costly to manufacture and administer to patients than large molecule drugs. Our analgesic product candidates are designed to treat moderate-to-severe pain and itch. Analgesics are used to reduce the perception of pain. We are also developing product candidates that are intended to reduce the most prevalent and severe side effects of morphine and other narcotics, such as narcotic bowel dysfunction, post-surgical bowel dysfunction, constipation, nausea and sedation. We believe our product candidates should not exhibit the dose-limiting side effects of current narcotics.

      Combined 1999 prescription sales in the pain management market were $9.1 billion in the United States, a 24% increase compared to 1998, and are estimated to be $25.8 billion worldwide. However, currently marketed analgesics have significant side effects, limited efficacy or both. We believe that by addressing these deficiencies, our product candidates will satisfy unmet needs in the pain management market.

      Currently marketed narcotics cross the blood-brain barrier and enter the central nervous system. This can lead to certain side effects including sedation and addiction. Most of our product candidates target peripheral opioid receptors, which are pain relief receptors located outside of the central nervous system. Our proprietary technology focuses on two of the three opioid receptor types, mu and kappa, located in the peripheral nervous system. Utilizing our proprietary technology, we are developing our product candidates to provide the following benefits:

     . reversal or prevention of the gastrointestinal effects of narcotic analgesics administered following surgical procedures and for the treatment of pain;

     . creation of new analgesic products that do not enter the central nervous system; and

     . development of new analgesic products that have significantly reduced side effects.

Our Product Candidates

ADL 8-2698

      We are developing orally-administered ADL 8-2698 to block the adverse gastrointestinal side effects of morphine and other narcotic analgesics without blocking their beneficial pain-relieving effects. These gastrointestinal side effects include narcotic bowel dysfunction, constipation, nausea and the effect of narcotic analgesics on recovery of normal bowel function after surgery.

      In a Phase II clinical trial with ADL 8-2698 in post-surgical ileus, which is the delayed recovery of bowel function following surgery, ADL 8-2698 shortened the time to recovery of normal bowel function after surgery. In three Phase II clinical trials of narcotic bowel dysfunction in patients receiving chronic narcotic analgesics, ADL 8-2698 reversed narcotic bowel dysfunction in 100% of the patients treated. A Phase II clinical trial of analgesia successfully showed that ADL 8-2698 did not reduce pain relief from morphine or other narcotics. We have also completed a pilot Phase I clinical trial for the reduction of narcotic-induced nausea. Results for all of these clinical trials indicated that ADL 8-2698 blocks or reverses the effects of morphine and other narcotic analgesics on the gastrointestinal tract without blocking the beneficial pain relieving analgesic effects of narcotic analgesics.

ADL 10-0101

      We are developing ADL 10-0101, which is a peripheral kappa opioid analgesic, to treat visceral and post-surgical pain, traumatic injury pain, and dermal and ophthalmic itch. ADL 10-0101 does not readily cross the blood brain barrier and enter the brain at therapeutic doses. We believe this compound will be significantly more effective than acetaminophen and non-steroidal anti-inflammatory drugs, or NSAIDs, and equally effective as narcotic analgesics, without producing adverse central nervous system side effects.

      An injectable form of ADL 10-0101 for visceral pain is currently in a Phase II clinical trial. A topical eye drop formulation of ADL 10-0101 is in preclinical safety studies for ophthalmic itch.

      Additionally, we are developing two other peripheral kappa opioid analgesics, ADL 10-0116 and ADL 1-0398. These analgesics have an even greater ability than ADL 10-0101 to remain outside of the central nervous system. These two compounds are active when administered orally in preclinical trials.

ADL 2-1294

      We have targeted ADL 2-1294, a peripheral mu opioid analgesic, applied topically or by injection, as a new treatment for ophthalmic pain, dermal pain and itch, and joint pain. The product candidates' active ingredient, loperamide, does not readily cross the blood brain barrier to enter the central nervous system. Loperamide does not cause sedation or depress respiratory function, is not considered to be addictive, and is not regulated as a controlled substance.

      An eye drop formulation of ADL 2-1294 has demonstrated in Phase II studies a reduction of pain following corneal abrasions and surgeries. In Phase I safety and efficacy trials, topical dermal formulations of ADL 2-1294 have demonstrated efficacy in treating dermal burn pain. Based in part on data generated in our clinical trials, an affiliate of SmithKline Beecham has licensed the rights to develop and market ADL 2-1294 topical formulations for dermal anti-itch and anti-pain applications.

Other Product Opportunities

      We are conducting a Phase I clinical trial to evaluate ADL 8-2698 in combination with a narcotic analgesic to produce a gastrointestinal side effect-free narcotic analgesic. In addition, preclinical trials show that ADL 1-0386 inhibits the sedating effects of centrally-acting kappa opioid analgesics. We are conducting preclinical research with ADL 1-0386 in combination with a centrally-acting kappa opioid analgesic to produce a non-sedating non-narcotic analgesic.

Our Strategy

      We plan to become a leader in discovering, developing and marketing proprietary pain management pharmaceuticals by:

   . pioneering the use of peripheral opioid receptors to discover new products;

   . pursuing clinical indications that allow rapid demonstration of efficacy;

   . implementing a commercial strategy that will combine marketing and product development alliances with our own product development and sales organization;

   .  managing risk by creating a portfolio of product candidates; and

   . developing non-addictive product candidates for the treatment of moderate-to-severe pain.

Corporate Information

      Our principal executive offices are located at 371 Phoenixville Pike, Malvern, Pennsylvania 19355. Our telephone number is (610) 889-5779. Our website is http://www.adolor.com. We do not intend the information found on our website to be a part of this prospectus.

                                  The Offering

Common stock offered by Adolor.... 6,000,000 shares
Shares outstanding after the
 offering......................... 26,849,406 shares
Use of proceeds................... We intend to use the net proceeds from this offering for the continued development of
                                   existing product candidates, research and
                                   development of additional product
                                   candidates, manufacturing,
                                   commercialization and marketing
                                   expenditures, expansion of our facilities,
                                   working capital and potential acquisitions
                                   of products, technologies or businesses.
Nasdaq National Market symbol..... ADLR

Unless otherwise indicated, information in this prospectus assumes:

     . the 1-for-5 reverse stock split of our common stock and the conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into an aggregate of 18,783,200 shares of our common stock, on the closing of this offering;

     .  no exercise of the underwriters' over-allotment option; and

     . the exercise and conversion of all outstanding warrants to purchase shares of our mandatorily redeemable convertible preferred stock into an aggregate of 36,905 shares of common stock on or before the closing of this offering.

      If the underwriters exercise their over-allotment option, there will be 27,749,406 shares of common stock outstanding after this offering.

      This information above excludes 1,805,764 shares issuable upon the exercise of options outstanding as of September 30, 2000, at a weighted average exercise price of $2.01 per share, of which options to purchase 413,011 shares of common stock were then exercisable. In addition, as of September 30, 2000, an additional 435,048 shares of common stock were reserved for issuance under our Amended and Restated 1994 Equity Compensation Plan.

                         Summary Financial Information

      The following table presents our summary consolidated financial data. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                          Unaudited
                                                       -----------------
                                                         Nine months
                                                            ended            Period from
                           Year ended December 31,      September 30,       August 9, 1993
                          ---------------------------  -----------------    (inception) to
                           1997      1998      1999     1999      2000    September 30, 2000
                          -------  --------  --------  -------  --------  ------------------
                                      (In thousands, except per share data)
Statement of operations
 data:
Grant and license
 revenues...............  $    --  $    150  $     11  $     5  $     31       $    192
Operating expenses
 incurred during the
 development stage:
  Research and
   development..........    3,700     7,074     7,398    5,632     9,532         33,610
  General and
   administrative.......    1,585     2,277     3,698    2,316     5,135         13,742
                          -------  --------  --------  -------  --------       --------
Total operating
 expenses...............    5,285     9,351    11,096    7,948    14,667         47,352
Net interest income
 (expense)..............      486       385       404      315       992          2,512
Net loss................   (4,799)   (8,816)  (10,681)  (7,628)  (13,644)       (44,648)
Undeclared dividends
 attributable to
 mandatorily redeemable
 convertible preferred
 stock..................    1,408     1,704     2,430    1,566     3,062          9,506
Beneficial conversion
 feature of mandatorily
 redeemable preferred
 stock..................       --        --        --       --    48,906         48,906
                          -------  --------  --------  -------  --------       --------
Net loss allocable to
 common stockholders....   (6,207)  (10,520)  (13,111)  (9,194)  (65,612)      (103,060)
Basic and diluted net
 loss per share
 allocable to common
 stockholders...........  $ (6.81) $ (10.59) $ (12.55) $ (8.78) $ (36.70)
Shares used in computing
 basic and diluted net
 loss per share
 allocable to common
 stockholders...........      912       993     1,045    1,047     1,788
Pro forma basic and
 diluted net loss per
 share allocable to
 common stockholders
 (unaudited)............                     $  (1.07)          $  (3.81)
Shares used in computing
 pro forma basic and
 diluted share allocable
 to common stockholders
 (unaudited)............                       12,260             17,224

                                                          Unaudited
                                                     September 30, 2000
                                                ------------------------------
                                                                    Pro Forma
                                                Actual   Pro Forma as adjusted
                                                -------  --------- -----------
                                                       (In thousands)
Balance sheet data:
Cash, cash equivalents and short-term
 investments................................... $40,765   $40,765   $123,935
Working capital................................  39,149    39,149    122,319
Total assets...................................  42,865    42,865    126,035
Mandatorily redeemable convertible preferred
 stock.........................................  80,165       --         --
Deficit accumulated during the development
 stage......................................... (44,648)  (44,648)   (44,648)
Total stockholders' equity (deficit)........... (40,906)   39,258    122,428

      Please see Note 2 to our financial statements for an explanation of the method used to calculate the net loss and pro forma net loss per share and the number of shares used in the computation of per share amounts.

      The pro forma balance sheet data give effect to the conversion of all shares of our mandatorily redeemable convertible preferred stock outstanding at September 30, 2000 into an aggregate of 18,783,200 shares of common stock.

      The pro forma, as adjusted, balance sheet data give effect to the assumed exercise of all outstanding warrants for mandatorily redeemable convertible preferred stock and the conversion of such shares into 36,905 shares of common stock for proceeds of $150,000, and reflect the pro forma adjustments and the net proceeds of $83.0 million from our sale of 6,000,000 shares of our common stock in this offering at the initial public offering price of $15.00 per share after deducting underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

      You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Business

If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations.

      The extent of our future losses and the timing of profitability are highly uncertain, and we may never achieve profitable operations. We have generated operating losses since we began operations in November 1994. We have been engaged in discovering and developing drugs since we began operations, which requires significant research and development expenditures. We have no products that have generated any revenue, and as of September 30, 2000, we had an accumulated deficit of approximately $44.6 million. Even if we succeed in developing a commercial product, we expect to incur losses for at least the next several years and expect that these losses will increase as we expand our research and development and sales and marketing activities. If the time required to generate product revenues and achieve profitability is longer than anticipated, we may be unable to continue our operations without additional funding.

Our operating history provides you with a limited basis on which to make an investment decision.

      Successfully commercializing any of our product candidates entails significant regulatory, manufacturing, sales and marketing, competitive and financing risks. So far our operations have been limited to organizing and staffing our company, conducting early stage research and development to discover and develop drugs, and establishing strategic relationships we hope will enable us successfully to develop and market drugs on a commercial basis. These operations provide limited information for you to use in assessing our ability to commercialize our product candidates and the advisability of investing in our common stock.

Because our product candidates are in development, there is a high risk that further development and testing will demonstrate that our product candidates are not suitable for commercialization.

      We have no products that have received regulatory approval for commercial sale. All of our product candidates, including ADL 8-2698, ADL 2-1294 and ADL 10-0101, are in development, and we face the substantial risks of failure inherent in developing drugs based on new technologies.

      Our product candidates must satisfy rigorous standards of safety and efficacy before the United States Food and Drug Administration, or FDA, and foreign regulatory authorities will approve them for commercial use. We will need to conduct significant additional research, animal testing, or preclinical testing, and human testing, or clinical trials, to demonstrate the safety and efficacy of our product candidates to the satisfaction of the FDA and foreign regulatory authorities to obtain product approval.

      Preclinical testing and clinical development are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage of testing. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Based on results at any stage of clinical trials, we may decide to discontinue development of our product candidates.

      We do not know whether our existing or any future clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory approvals or will result in marketable products. Our failure to adequately demonstrate the safety and efficacy of our products under development will prevent receipt of FDA and foreign regulatory approvals and, ultimately, commercialization of our product candidates.

Because we are not certain we will obtain necessary regulatory approvals to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

      The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether we will obtain regulatory clearance for any product candidate we develop. We cannot market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials and the FDA's extensive regulatory clearance process. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources for research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. Since neither the FDA nor international regulatory authorities have approved peripherally restricted opioid analgesics or narcotic antagonist drugs for marketing, we do not know whether our research and clinical approaches to developing new products for the pain management market will lead to drugs that the FDA will consider safe and effective for indicated uses.

      Before commencing clinical trials in humans, we must submit and receive approval from the FDA of an Investigational New Drug, or IND, application. Clinical trials are subject to oversight by institutional review boards and the FDA and:

     .  must conform with the FDA's good laboratory practice regulations;

     .  must meet requirements for institutional review board oversight;

     .  must meet requirements for informed consent;

     .  must meet requirements for good clinical practices;

     .  are subject to continuing FDA oversight; and

     .  may require large numbers of test subjects.

      We or the FDA may suspend clinical trials at any time if the subjects participating in the trials are exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of the trials.

      Before receiving FDA approval to market a product, we must demonstrate that the product candidate is safe and effective on the patient population that will be treated. If we fail to comply with applicable FDA or other applicable regulatory requirements we could be subject to criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory actions against our product candidates or us. In addition, the federal Controlled Substances Act imposes significant restrictions, licensing and regulatory requirements on the manufacturing, distribution and dispensing of controlled substances. Therefore, we must determine whether the federal Drug Enforcement Agency would consider any product to be a controlled substance. We believe that it is unlikely that any of our product candidates other than those acting on the central nervous system will be subject to regulation as controlled substances.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

      Regulatory clearance that we may receive, if any, for a product candidate will be limited to those diseases and conditions for which we have demonstrated in clinical trials that the product candidate is safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

      Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our research efforts.

      We are a small company with approximately 50 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists, biologists and clinical development personnel. If we lose the services of any of these personnel, in particular, John J. Farrar, our President and Chief Executive Officer, it could impede significantly the achievement of our research and development objectives. The employment agreement that we have entered into with Dr. Farrar can be terminated at any time by him or us. We have entered into an agreement with our Vice President, Clinical Research & Development under which he will remain with us through March 13, 2001 on a full-time basis and will be available to consult with us on a part-time basis until September 14, 2001. Failure to attract a qualified replacement may delay our product development program. Failure to negotiate additional acceptable collaborations with academic institutions and scientists, or lack of success with respect to our existing academic collaborations, may delay our product development programs. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships.

The concept of developing peripherally restricted opioid analgesics and narcotic antagonist drugs is relatively new and may not lead to commercially successful drugs.

      Since there are no products on the market comparable to our product candidates, we do not have any historical or comparative sales data to rely upon to indicate that peripherally restricted opioid analgesic or narcotic antagonist drugs will achieve commercial success in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

     . perceptions by members of the health care community, including physicians, of the safety and efficacy of our product candidates;

     . cost-effectiveness of our product candidates relative to competing products;

     . the availability of government or third-party payor reimbursement for our product candidates; and

     . the effectiveness of marketing and distribution efforts by us and our licensees and distributors.

      Other products that are currently sold for pain management are already recognized as safe and effective and have a history of successful sales in the United States and elsewhere. Our new products, if any, will be competing with drugs that have been approved by the FDA and have demonstrated commercial success in the United States and elsewhere.

Third parties are conducting or will conduct many of our product development activities and almost all of our manufacturing and marketing activities. If these third parties fail to perform these functions satisfactorily, our product development could be delayed.

      We rely, to a significant extent, on third parties to provide funding in support of our research, to jointly conduct some research and preclinical testing functions and to manufacture certain of our product candidates. If any of these third parties breaches or terminates their agreement with us or otherwise fails to conduct their activities successfully and in a timely manner, their actions could delay or terminate the preclinical or clinical development or commercialization of the affected product candidates or research programs. We cannot control the amount and timing of resources these third parties devote to our programs or product candidates.

      Our corporate collaborators may determine not to proceed with one or more of our drug discovery and development programs. If one or more of our corporate collaborators reduces or terminates funding, we will have to devote additional internal resources to product development or scale back or terminate some development programs or seek alternative corporate collaborators.

      We may not be able to negotiate additional corporate collaborations on acceptable terms, if at all, and these collaborations may not have success. Our quarterly operating results may fluctuate significantly depending on the initiation of new corporate collaboration agreements or the termination of existing corporate collaboration agreements.

If we do not realize value from our retained commercialization rights, we may not achieve our commercial objectives.

      If we do not effectively exploit the commercialization rights we have retained, we may not achieve profitability. In most of our corporate collaborations, we have retained various commercialization rights for the development and marketing of pharmaceutical products, including rights for specific pharmaceutical indications or in specified geographical regions. We may take advantage of these currently retained rights directly or through collaborations with others. The value of these rights, if any, will largely derive from our ability, directly or with collaborators, to develop and commercialize drugs, the success of which is also uncertain. The exploitation of retained commercialization rights requires:

     .  sufficient capital;

     . significant technological, product development, manufacturing and regulatory expertise and resources; and

     .  marketing and sales personnel.

      We may not be able to develop or obtain these resources in sufficient quantity or at a sufficient quality level to achieve our objectives. We will need to rely on third parties for many of these resources. Our failure to establish and maintain relationships to obtain these services cost-effectively could materially reduce or eliminate our ability to realize value from our retained commercialization rights.

If we fail to obtain the capital necessary to fund our operations, we will be unable to develop products successfully.

      We expect that we will require significant additional financing in the future to fund operations. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or to us. We have consumed substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities.

      We believe that the net proceeds from the offering, existing cash and investment securities and anticipated cash flow from existing collaborations will be sufficient to support our current operating plan through the fourth quarter of 2002. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements depend on many factors that affect our research, development, collaboration and sales and marketing activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. To the extent we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to continue developing our product candidates.

If our competitors develop and market products that are more effective, have fewer side effects or are less expensive than our product candidates, that will reduce our commercial opportunities.

      Other companies have product candidates in clinical trials to treat each of the conditions for which we are seeking to discover and develop product candidates. These competing potential drugs may result in effective, commercially successful products. Even if our collaborators or we are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Our competitors may succeed in developing products either that are more effective than those that we may develop, alone or with our collaborators, or that they market before we market any products we develop.

      Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts and universities and public and private research institutions. In addition, companies pursuing research in different but related fields represent substantial competition. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to:

     .  attract qualified personnel;

     . attract parties for acquisitions, joint ventures or other collaborations; and

     . license the proprietary technology of institutions that is competitive with the technology we are practicing.

      The successful entrance by our competitors into partnering arrangements or license agreements with academic research institutions will preclude us from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find an acceptable substitute.

Companies and universities that have licensed product candidates to us for clinical development and marketing are sophisticated competitors that could develop similar products to compete with our products.

      Licensing product candidates from other companies, universities, or individuals does not prevent them from developing non-identical but competitive products for their own commercial purposes, nor from pursuing patent protection in areas that are competitive with us. The individuals who created these technologies are sophisticated scientists and business people who may continue to do research and development and seek patent protection in the same areas that led to the discovery of the product candidates that they licensed to us. The development and commercialization of successful new drugs from our research program is likely to attract additional research by our licensors and by other investigators who have experience in developing products for the pain management market. By virtue of the previous research that led to the discovery of the drugs or product candidates that they licensed to us, these companies, universities, or individuals may be able to develop and market competitive products in less time than might be required to develop a product with which they have no prior experience.

Our agreements with our collaborators may not generate as much revenue as we anticipate and may not generate any future revenue.

      In July 1999 we granted SB Pharmaco Puerto Rico Inc., an affiliate of SmithKline Beecham, an exclusive license to develop and commercialize ADL 2-1294 for use in products designed to treat dermal pain and itch, muscle pain and joint pain in all countries other than South Korea and North Korea.

In April 2000, we granted Santen Pharmaceutical Co., Ltd. an exclusive license to develop and commercialize ADL 2-1294 for the treatment of ophthalmic pain in all countries other than South Korea and North Korea. Assuming defined clinical and regulatory milestones are met and sales are achieved, the affiliate of SmithKline Beecham and Santen have full control and authority over the development, registration and commercialization of their respective product candidates, subject to their obligations to use reasonable efforts to develop, obtain regulatory approval and market their product candidates, taking into account the prospect for these product candidates. As a result, we have no control over the further development of these product candidates. Under our agreements with the affiliate of SmithKline Beecham and with Santen, each company has the right in some circumstances to co-promote products it develops, pursuant to the license we granted it with other partners. The affiliate of SmithKline Beecham and Santen may each terminate its agreement at its discretion on a country by country basis or on a product by product basis upon written notice to us if they determine that circumstances do not warrant further development of the products. Also, if the affiliate of SmithKline Beecham determines that payment of any of the agreed-upon milestones or royalties would make development of the product commercially infeasible, the affiliate of SmithKline Beecham has the right to adjust those payments downwards. In November 1997, we entered into a license agreement with Kwang Dong Pharmaceutical Co., Ltd. relating to the development and commercialization in South Korea and North Korea of our product candidate ADL 2-1294 for the indication of topical dermal pain. We devoted significant internal efforts and expenditures to the development of a formulation for this indication. To date, we have not transferred sufficient technology under the license agreement to allow commercialization of ADL 2-1294 in South Korea and North Korea. As a result, we do not anticipate material revenues under the license agreement in the foreseeable future.

It is difficult and costly to protect our intellectual property rights, and we cannot ensure their protection.

      Our commercial success will depend in part on obtaining patent protection on our products and successfully defending these patents against third party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the breadth of claims allowed in our patents or those of our collaborators.

      Others have filed and in the future are likely to file patent applications covering products and technologies that are similar, identical or competitive to ours. The patent office has informed us that others may have patent applications that may overlap with a patent application that we have in-licensed covering certain receptors. We cannot assure you that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, nor that we or our licensor will not be involved in interference proceedings before the United States Patent and Trademark Office. Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could subject us to potential liability for damages and require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we or our collaborators would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. There has been, and we believe that there will continue to be, significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources.

      Although no third party has asserted a claim of infringement against us, we are aware of an issued patent that relates to methods of treatment of symptoms associated with the cold and flu. It is possible that a claim could be asserted that certain ophthalmic uses of our ADL 2-1294 infringe this issued patent. Based on our investigations to date, including discussions with outside legal counsel, we do not believe that we infringe any valid and enforceable claims of the patent, although we have not received an opinion of patent counsel to that effect. If this patent is found to contain claims infringed by the use of our ADL 2-1294 product and such claims are ultimately found valid and enforceable, we may not be able to obtain a license at a reasonable cost, or at all. In that event, we would have to use an alternative method of delivery for ophthalmic products based on ADL 2-1294, which could materially reduce or eliminate the commercial viability of our ADL 2-1294 for ophthalmic uses.

      We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to protect adequately our trade secrets or other proprietary information.

      We are a party to various license agreements that give us rights to use specified technologies in our research and development processes. If we are not able to continue to license this technology on commercially reasonable terms, our product development and research may be delayed. In addition, we generally do not control the prosecution of in-licensed technology, and accordingly are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology. For example, the University of California, San Diego is prosecuting the patent for additional claims regarding the use of ADL 2-1294 for the treatment of inflammatory pain.

      Our research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, our ability to receive patent protection or protect our proprietary information may be imperiled.

If we are unable to contract with third parties to manufacture our products in sufficient quantities and at an acceptable cost, we may be unable to meet demand for our products and lose potential revenues.

      Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We will depend on our collaborators or third parties for the manufacture of compounds for preclinical, clinical and commercial purposes in their FDA-approved manufacturing facilities. Our products may be in competition with other products for access to these facilities and suitable alternatives may be unavailable. Consequently, our products may be subject to delays in manufacture if collaborators or outside contractors give other products greater priority than our products. For this and other reasons, our collaborators or third parties may not be able to manufacture these products in a cost-effective or timely manner. If the manufacture of these products is not performed in a timely manner, the clinical trial development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver products, if any are approved, on a timely basis could be impaired or precluded. We may not be able to enter into necessary third-party manufacturing arrangements on acceptable terms, if at all. Our dependence upon others for the manufacture of our products may adversely affect our future profit margin and our ability to commercialize products, if any are approved, on a timely and competitive basis. We do not intend to develop or acquire facilities for the manufacture of product candidates for clinical trials or commercial purposes in the foreseeable future.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

      We currently have no sales, marketing or distribution capability. In order to commercialize products, if any are approved, we must internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. If we obtain FDA approval, we intend to market some products directly and rely on relationships with one or more pharmaceutical companies with established distributions systems and direct sales forces to market other products. To market any of our products directly, we must develop a marketing and sales force with technical expertise and with supporting distribution capabilities. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payors.

      The continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means will limit our commercial opportunity. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Cost control initiatives could decrease the price that any of our collaborators or we would receive for any products in the future and may impede patients' ability to obtain insurance. Further, cost control initiatives could adversely affect our collaborators' ability to commercialize our products, and our ability to realize royalties from this commercialization.

      Our ability to commercialize pharmaceutical products, alone or with collaborators, may depend in part on the extent to which reimbursement for the products will be available from:

     .  government and health administration authorities;

     .  private health insurers; and

     .  other third-party payors.

If conflicts arise between our collaborators or advisors and us, they may act in their self-interest, which may be adverse to your best interests.

      If conflicts arise between us and our corporate or academic collaborators or scientific advisors, the other party may act in its self-interest and not in the interest of our stockholders. Some of our corporate or academic collaborators are conducting multiple product development efforts within each disease area that is the subject of the collaboration with us. Generally, in each of our collaborations, we have agreed not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may develop, either alone or with others, products in related fields that are competitive with the products or product candidates that are the subject of these collaborations. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in their withdrawal of support for our product candidates.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may have to limit commercialization of our products.

      The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry clinical trial insurance but do not carry product liability insurance. Our corporate collaborators or we may not be able to obtain insurance at a reasonable cost, if at all. While under various circumstances our corporate collaborators will indemnify us against losses, indemnification may not be available or adequate should any claim arise.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

      Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Risks Related To The Offering

If our directors, officers and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

      Following completion of the offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 57.76% of our common stock, based on their beneficial ownership as of August 31, 2000. Accordingly, they collectively may have the ability to determine the election of all our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

      Provisions of our amended and restated certificate of incorporation and by-laws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

      In addition, until November 2000, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a third party from acquiring us.

Our stock price may be volatile, and your investment in our stock could decline in value.

      Prior to this offering, there has been no public market for our common stock and an active public market for our common stock may not develop or continue after the offering. The initial public offering price has been determined by negotiations between the representatives of the underwriters and us and may not be indicative of future market prices. Among the factors considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, were:

     .  estimates of our business potential and earnings prospects;

     .  an assessment of our management; and

     . the consideration of the above factors in relation to market valuations of companies in related businesses.

      The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

     . announcements of technological innovations or new commercial products by our competitors or us;

     .  developments concerning proprietary rights, including patents;

     .  developments concerning our collaborations;

     . publicity regarding actual or potential medical results relating to products under development by our competitors or us;

     . regulatory developments in the United States and foreign countries;

     .  litigation;

     .  economic and other external factors or other disasters or crises;
        or

     .  period-to-period fluctuations in our financial results.

      In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management's attention and resources.

If our stockholders sell substantial amounts of our common stock after this offering, the market price of our common stock may fall.

      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our management will have broad discretion in using the proceeds from this offering, and therefore investors will be relying on the judgment of our management to invest those funds effectively.

      We intend to use the net proceeds from this offering to continue our research and development efforts, commercialize our products, hire marketing, research, development and administrative personnel, expand our facilities, for working capital and for potential acquisitions of products, technologies or businesses. We have not yet finalized the amount of net proceeds to be used specifically for each of these purposes. Investors will be relying on the judgment of our management regarding the application of these proceeds.

New investors will experience immediate and substantial dilution.

      The purchase price of the shares of common stock offered by this prospectus is substantially higher than the unaudited pro forma tangible book value of our outstanding equity shares. Any shares of common stock that investors purchase in this offering will have a post-closing net tangible book value per share of $10.44 per share less than the initial public offering price paid, based on the initial public offering price of $15.00 per share. Investors who purchase shares in this offering will therefore experience immediate and substantial dilution in the tangible net book value of their investment.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. These forward-looking statements include statements about the following:

     . our product development efforts and the implications of their preliminary results;

     . the commercialization of our products, including the development of a sales and marketing force;

     .  our intentions regarding the establishment of collaborations;

     .  anticipated operating losses and capital expenditures;

     . anticipated regulatory filing dates and clinical trial initiation dates for our product candidates;

     .  the status of regulatory approval for our product candidates; and

     .  our intention to rely on third parties for manufacturing.

      When used in this prospectus, we intend the words "believe," "anticipate," "estimate," "expect," "seek," "intend," and "may" to identify forward-looking statements. Our forward-looking statements involve uncertainties and other factors that may cause our actual results, performance or achievements to be far different from that suggested by our forward-looking statements. We discuss these factors in more detail elsewhere in this prospectus, including under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You should not place undue reliance on our forward-looking statements. We do not intend to update any of these factors or to publicly announce the result of any revisions to any of these forward-looking statements.

      Market data and forecasts used in this prospectus, including, for example, estimates of the size and growth rates of the pain management market, have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

      The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act. The Act does not provide this protection for initial public offerings and is not available for our forward-looking statements.

                                USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 6,000,000 shares of common stock that we are selling in this offering at the initial public offering price of $15.00 per share will be approximately $83.0 million after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $95.6 million.

      We anticipate using the net proceeds from the offering for general corporate purposes, including the continued development of existing product candidates, manufacturing, commercialization expenditures, research and development for additional product opportunities, hiring of sales, marketing, development, research and administrative personnel, expansion of our facilities and working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products, or technologies that are complementary to our own. While we periodically engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreements or commitments, and we have no understandings with respect to any acquisitions or investments.

      The amounts and timing of our actual expenditures will depend on several factors, including the progress of our product development efforts and the amount of cash generated or used by our operations. We have not determined the amount or timing of the expenditures in the areas listed above. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain our future earnings, if any, to support the growth and development of our business and do not anticipate paying cash dividends for the foreseeable future.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2000:

     .  on an actual basis;

     .  on a pro forma basis to give effect to:

            . the conversion of all outstanding shares of our mandatorily redeemable preferred stock, at September 30, 2000, into an aggregate of 18,783,200 shares of our common stock on the closing of this offering; and

     . on a pro forma as adjusted basis to give effect to the aforementioned pro forma adjustments and:

            . the assumed exercise of all outstanding warrants for mandatorily redeemable convertible preferred stock for an exercise price totaling $150,000 and the conversion of such shares into 36,905 shares of common stock on the close of this offering;

            . the receipt of the estimated net proceeds of $83,020,000 from our sale of 6,000,000 shares of common stock in this offering at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and the notes to those statements included elsewhere in the prospectus.

                                                  As of September 30, 2000
                                                         (unaudited)
                                               --------------------------------
                                                                   Pro Forma As
                                                Actual   Pro Forma   Adjusted
                                               --------  --------- ------------
                                                       (in thousands)
Mandatorily redeemable convertible preferred
 stock, at redemption value, less unamortized
 offering costs (aggregate liquidation value
 of $91,298,900 at September 30, 2000); $0.01
 par value, 94,100,667 shares authorized,
 93,915,999 issued and outstanding (none
 authorized, issued or outstanding on a pro
 forma or pro forma as adjusted basis)........ $ 80,165       --         --
Stockholders' equity (deficit):
  Preferred stock; $0.01 par value, 1,000,000
   shares authorized, none issued and
   outstanding on an actual, pro forma and pro
   forma as adjusted basis....................      --        --         --
  Common stock, par value $.0001 per share;
   99,000,000 shares authorized; 2,029,301,
   20,812,501 and 26,849,406 shares issued and
   outstanding on an actual, pro forma and pro
   forma as adjusted basis, respectively......      --          2          3
  Additional paid-in capital..................   23,627   103,790    186,959
  Notes receivable for stock options..........   (1,062)   (1,062)    (1,062)
  Deferred compensation.......................  (18,824)  (18,824)   (18,824)
  Deficit accumulated during the development
   stage......................................  (44,648)  (44,648)   (44,648)
                                               --------   -------    -------
    Total stockholders' equity (deficit)......  (40,907)   39,258    122,428
                                               --------   -------    -------
    Total capitalization...................... $ 39,258    39,258    122,428
                                               ========   =======    =======

      The table above excludes 1,805,764 shares issuable upon the exercise of options outstanding as of September 30, 2000 at a weighted average exercise price of $2.01 per share.

                                    DILUTION

      Our pro forma net tangible book value as of September 30, 2000 was approximately $39.3 million, or $1.89 per share. This is based on a pro forma number of shares outstanding as of September 30, 2000 of 20,812,501, consisting of 2,029,301 shares of our common stock outstanding on September 30, 2000, together with the 18,783,200 shares of common stock issuable upon conversion of all outstanding shares of mandatorily redeemable convertible preferred stock at September 30, 2000.

      Dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards, after giving effect to the assumed exercise of preferred stock warrants, and the sale of 6,000,000 shares in this offering. This represents an immediate increase in pro forma net tangible book value of $2.67 per share to existing stockholders and immediate dilution in net tangible book value of $10.44 per share to new investors. The following table illustrates this per share dilution:

     Initial public offering price per share.......................       $15.00
                                                                          ======
       Pro forma net tangible book value per share before the
        offering................................................... $1.89
                                                                    =====
       Increase per share attributable to the assumed exercise of preferred stock warrants and conversion of these shares
        into common stock.......................................... $0.00
                                                                    =====
       Increase per share attributable to new investors............ $2.67
                                                                    =====
     Pro forma net tangible book value per share of our common
      stock after the offering.....................................       $ 4.56
                                                                          ======
     Dilution per share to new investors...........................       $10.44
                                                                          ======

      The following table summarizes, on a pro forma basis as of September 30, 2000, the total number of shares of common stock purchased from us and the total consideration paid and the average price per share paid by existing stockholders and by new investors in this offering:

                               Shares Purchased  Total Consideration
                              ------------------ -------------------- Average Price
                                Number   Percent    Amount    Percent   Per Share
                              ---------- ------- ------------ ------- -------------
     Existing Stockholders... 20,849,406   77.7% $ 83,415,605   48.1%    $ 4.00
                              ==========  -----  ============  -----     ======
     New Investors...........  6,000,000   22.3%   90,000,000   51.9%    $15.00
                              ==========  -----  ============  -----     ======
       Total................. 26,849,406  100.0% $173,415,605  100.0%
                              ==========  =====  ============  =====

      The tables and calculations above assume no exercise of outstanding options. At September 30, 2000, there were 1,805,764 shares issuable upon the exercise of options outstanding with a weighted average exercise price of $2.01 per share. To the extent that these options are exercised, there will be further dilution to new investors. For a description of our stock option plan, please see "Management--Employee Benefit Plans."

      If the underwriters exercise their over-allotment option in full, the following will occur:

     . the number of shares of our common stock held by existing stockholders will decrease to approximately 75.1% of the total number of shares of our common stock outstanding after this offering;

     . the number of shares of our common stock held by new public investors will increase to 6,900,000, or approximately 24.9% of the total number of shares of our common stock outstanding after this offering;

     . an increase in pro forma tangible book value of $2.97 per share to existing stockholders, and an immediate dilution of $10.14 per share to new investors.

                            SELECTED FINANCIAL DATA

      The following selected financial data should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data except as otherwise indicated below for the three years ended December 31, 1999, for the period from August 9, 1993 (inception) to December 31, 1999 and as of December 31, 1998 and 1999, are derived from our financial statements which have been audited by KPMG LLP, independent certified public accountants, and are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited financial statements not included in this prospectus. The selected financial data as of September 30, 2000 and for the nine month periods ended September 30, 1999 and 2000 are derived from our unaudited financial statements. Such unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000. Historical results are not necessarily indicative of the results to be expected in the future and should be read in conjunction with the financial statements and notes thereto that are included in this prospectus.

      Please see Note 2 to our financial statements for an explanation of the method used to calculate the net loss and pro forma net loss per share and the number of shares used in the computation of per share amounts.

                                                                                    Unaudited
                                                                         ---------------------------------
                                                                           Nine Months       Period from
                                                                              Ended         August 9, 1993
                                  Years Ended December 31,                September 30,     (inception) to
                          ---------------------------------------------  -----------------  September 30,
                           1995     1996     1997      1998      1999     1999      2000         2000
                          -------  -------  -------  --------  --------  -------  --------  --------------
                                    (In thousands, except per share data)
Statement of operations
 data:
Grant and license
 revenues...............  $   --   $   --   $   --   $    150  $     11  $     5  $     31    $     192
Operating expenses
 incurred during the
 development stage:
 Research and
  development...........    2,110    3,695    3,700     7,074     7,398    5,632     9,532       33,610
 General and
  administrative........      254      649    1,585     2,277     3,698    2,316     5,135       13,742
                          -------  -------  -------  --------  --------  -------  --------    ---------
Total operating
 expenses...............    2,364    4,344    5,285     9,351    11,096    7,948    14,667       47,352
                          -------  -------  -------  --------  --------  -------  --------    ---------
Net interest income
 (expense)..............      (28)     272      486       385       404      315       992        2,512
                          -------  -------  -------  --------  --------  -------  --------    ---------
 Net loss...............   (2,392)  (4,072)  (4,799)   (8,816)  (10,681)  (7,628)  (13,644)     (44,648)
Undeclared dividends and
 accretion of offering
 costs attributable to
 mandatorily redeemable
 convertible preferred..      120      764    1,408     1,704     2,430    1,566     3,062        9,506
Beneficial conversion
 feature of mandatorily
 redeemable preferred
 stock..................      --       --       --        --        --       --     48,906       48,906
                          -------  -------  -------  --------  --------  -------  --------    ---------
Net loss allocable to
 common stockholders....  $(2,512) $(4,836) $(6,207) $(10,520) $(13,111) $(9,194) $(65,612)   $(103,060)
                          =======  =======  =======  ========  ========  =======  ========    =========
Basic and diluted net
 loss per share
 allocable to common
 stockholders...........  $ (3.89) $ (6.31) $ (6.81) $ (10.59) $ (12.55) $ (8.78) $ (36.70)
                          =======  =======  =======  ========  ========  =======  ========
Shares used in computing
 basic and diluted net
 loss per share
 allocable to common
 stockholders...........      646      766      912       993     1,045    1,047     1,788
                          =======  =======  =======  ========  ========  =======  ========
Pro forma basic and
 diluted net loss per
 share allocable to
 common stockholders
 (unaudited)............                                       $  (1.07)          $  (3.81)
                                                               ========           ========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share allocable to
 common stockholders
 (unaudited)............                                         12,280             17,224
                                                               ========           ========

                                     As of December 31,
                         ----------------------------------------------  September 30,
                          1995     1996      1997      1998      1999        2000
                         -------  -------  --------  --------  --------  -------------
                                                                          (unaudited)
                                              (In thousands)
Balance sheet data:
Cash, cash equivalents
 and short-term
 investments............ $   335  $ 5,071  $ 10,710  $ 12,046  $  5,264    $ 40,765
Working capital.........  (1,148)   4,378     9,670    10,024     3,069      39,149
Total assets............     478    5,738    11,508    12,773     6,258      42,865
Total long-term
 obligations............      13      255       174        66       463         906
Mandatorily redeemable
 convertible preferred
 stock..................   1,500   11,105    21,375    30,475    33,000      80,165
Deficit accumulated
 during the development
 stage..................  (2,636)  (6,708)  (11,507)  (20,322)  (31,004)    (44,648)
Total stockholders'
 deficit................  (2,536)  (6,568)  (11,264)  (19,913)  (29,590)    (40,906)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information due to factors discussed under "Risk Factors" and "Business" and elsewhere in this prospectus.

Overview

      We have devoted substantially all of our resources since we began our operations in November 1994 to the discovery and development of proprietary pharmaceutical products for the treatment of pain and the side effects that are caused by current pain treatments. We are a development stage pharmaceutical company and have not generated any revenues from product sales. We have not been profitable and, since our inception, we have incurred a cumulative net loss of approximately $44.6 million through September 30, 2000. These losses have resulted principally from costs incurred in research and development activities and general and administrative expenses. We have four product candidates in Phase II/III or Phase II clinical trials and several other compounds in Phase I clinical trials and preclinical studies.

      Our revenues in the near term are expected to consist primarily of milestone payments on certain of our product candidates licensed to others for development. The most significant of these licenses is to an affiliate of SmithKline Beecham for the development of ADL 2-1294 for topical treatment of dermal pain and itch. We also have a license with Santen Pharmaceutical Co., Ltd. for the development of ADL 2-1294 for the treatment of ophthalmic pain. These payments are dependent on continued development and achievement of certain clinical and regulatory milestones by licensees and will not, in any event, be material relative to our operating expenses. In the event that our development efforts or those of our licensees result in regulatory approval and successful commercialization of our product candidates, we will generate revenues from sales of our products and from the receipt of royalties on sales of licensed products. Product revenues will depend on our ability to receive regulatory approvals for, and successfully market, our product candidates.

      We expect to incur additional operating losses for at least the next several years. Research, development and clinical trial costs relating to product candidates will continue to increase. Manufacturing, marketing and sales costs will increase as we prepare for the commercialization of ADL 8-2698 which, assuming regulatory approval, we expect to occur in 2003.

      We intend to expand our marketing activities in 2000, 2001 and 2002 in preparation for the establishment of a sales force for our product candidates in the United States. In international markets, we intend to rely on collaborations with pharmaceutical companies to market and sell our product candidates rather than establish our own sales force.

Milestone Payments, Royalties and License Fees

      We paid Roberts Laboratories, Inc., which recently merged with Shire Pharmaceuticals, plc, a total of $600,000 through September 30, 2000 for the exclusive worldwide license to ADL 8-2698. Our license agreement with Roberts requires us to make payments to Roberts if and when two milestones are achieved. Roberts licensed the rights to ADL 8-2698 from Eli Lilly, and Eli Lilly consented to the assignment by Roberts to us of Roberts' rights and obligations. Under the agreement with Eli Lilly, we will make a milestone payment to Eli Lilly if and when we receive FDA approval to sell ADL 8-2698. We will be required to pay royalties to Eli Lilly and Roberts on any sales of ADL 8-2698.

      Under an agreement with Oregon Health Sciences University, we paid Oregon Health Sciences University for a nonexclusive license for the use of patented inventions conceived which relate to an opiod receptor. We paid a non-creditable, nonrefundable license issuance royalty of $100,000. There are no other payments or royalties under this agreement.

Results of Operations

Nine Months Ended September 30, 2000 and 1999

      Grant and license revenues. Our grant and license revenues were $30,702 and $5,483 for the nine months ended September 30, 2000 and 1999, respectively. Revenues recognized for the nine months ended September 30, 2000 consisted of $19,737, which is a portion of the $500,000 license fee received from an affiliate of SmithKline Beecham on signing that agreement in July 1999, and $10,965 which is a portion of the $500,000 license fee received from Santen Pharmaceutical Co., Ltd., on signing that agreement in April 2000. Revenue recognized for the nine months ended September 30, 1999 did not include revenue from the Santen Agreement signed in April 2000.

      Research and development expenses. Our research and development expenses consist primarily of salaries and other personnel-related expense, costs of clinical trials, costs to manufacture drug candidates, stock-based compensation and other research expense. Research and development expenses increased to approximately $9.5 million for the nine months ended September 30, 2000 from $5.6 million for the nine months ended September 30, 1999. This increase is primarily due to the higher costs of developing most our product candidates as well as higher personnel costs resulting from additional personnel. In the first nine months of 2000, the costs of conducting Phase I and Phase II clinical trials and the costs of manufacturing the clinical trial materials for ADL 2-2698 increased by approximately $4.1 million compared to the same period in 1999. Amortization of deferred stock-based compensation expenses increased by $0.7 million in the first nine months of 2000 compared to the same period in 1999. However, clinical development costs for ADL 2-1294 were lower by approximately $0.8 million for the first nine months of 2000 compared to the same period in 1999 because the affiliate of SmithKline Beecham and Santen are now responsible for those costs.

      General and administrative expenses. Our general and administrative expenses increased to approximately $5.1 million for the first nine months of 2000 from approximately $2.3 million in the first nine months of 1999, an increase of $2.8 million. The increase is primarily due to approximately $951,000 of higher amortization of deferred stock-based compensation expense, approximately $623,000 for higher payroll expenses related to additional personnel, approximately $100,000 of higher patent prosecution expenses and approximately $909,000 of expenses which were incurred in connection with our postponed initial public offering in April 2000.

      Net interest income (expense). Our interest income increased from $331,000 for the nine months ended September 30, 1999 to $998,000 for the same period in 2000 due to investment returns on the proceeds from the sale of series G and H preferred stock in January and July 2000, respectively. Our interest expense represents interest incurred on the equipment financing facility and the financing of insurance premiums.

      Net loss. Our net loss for the nine months ended September 30, 1999 and 2000 was $7.6 million and $13.6 million respectively. The increase in the net loss reflects higher costs associated with the expansion of Phase II clinical development and manufacturing costs for ADL 8-2698, increased staffing levels and costs for the postponed initial public offering.

      Net loss allocable to common stockholders. Our net loss allocable to common stockholders was approximately $9.2 million for the nine months ended September 30, 1999 compared to approximately $65.6 million in the same period of 2000. The increase reflects the increase in the net loss of $6.0 million, an increase in undeclared dividends and accretion of offering costs of $1.5 million and a beneficial conversion charge relating to mandatorily redeemable Series G and H convertible preferred stock of $12.3 million and $36.6 million, respectively.

      Beneficial Conversion Feature. In January 2000, we sold 12,306,000 shares of mandatorily redeemable Series G preferred stock for gross proceeds of $12.3 million. In July 2000, we sold 23,921,425 shares of mandatorily redeemable Series H preferred stock for gross proceeds of $36.6 million. After evaluating the fair value of our common stock in contemplation of this offering, we determined that the issuance of the Series G and H preferred stock resulted in a beneficial conversion feature calculated in accordance with Emerging Issues Task Force consensus No. 98-5. "Accounting for Convertible Securities with Beneficial Conversion Features." Because the shares of Series G and H mandatorily redeemable preferred stock were issued below the fair value of our common stock, a beneficial conversion feature of $48.9 million was reflected in calculating the net loss allocable to common shareholders for the nine months ended September 30, 2000.

Years Ended December 31, 1999 and 1998

      Grant and license revenues. Our grant and license revenues were $10,965 for the year ended December 31, 1999 compared to $149,983 in the same period in 1998, a decrease of $139,018. The revenue of $10,965 in 1999 represents a portion of the $500,000 license fee received from an affiliate of SmithKline Beecham on signing the agreement in July 1999. This revenue is being recognized over the remaining life of the patents that were licensed in that collaboration. Revenues in 1998 included $99,983 from a Phase I federal Small Business Innovation Research, or SBIR, grant and $50,000 from contract research revenue. We have no future obligations in connection with these revenues.

      Research and development expenses. Our research and development expenses increased from approximately $7.1 million for the year ended December 31, 1998 to approximately $7.4 million in the same period in 1999. Clinical development costs for dermal pain and itch indications of ADL 2-1294 were lower by approximately $2.5 million in 1999 compared to 1998 because an affiliate of SmithKline Beecham licensed the rights to those indications and is now responsible for the development expenses. In 1999, research and development costs increased by approximately $2.1 million for the initiation of the Phase I and Phase II clinical program for ADL 8-2698 and increased by approximately $1.0 million for the initiation of the Phase I and Phase II clinical trials for ADL 10-0101. Research and development expenses for ADL 2-1294 for the treatment of ophthalmic pain decreased in 1999 compared to 1998 by approximately $0.2 million.

      General and administrative expenses. Our general and administrative expenses increased to approximately $3.7 million for the year ended December 31, 1999 compared to $2.3 million in the same period in 1998, an increase of approximately $1.4 million. This increase is primarily due to approximately $776,000 of higher compensation expense relating to stock option grants, approximately $226,000 for higher payroll expenses related to additional personnel and approximately $478,000 in increased consulting and professional fees.

      Net interest income (expense). Our interest income was approximately the same for the years ended December 31, 1999 and 1998 at $424,667 and $412,975, respectively, because we had approximately the same average invested balances in both years. Our interest expense for the same periods was $21,142 and $28,028. Interest expense represents interest incurred on an equipment financing facility.

      Net loss. Our net loss was approximately $10.7 million for the year ended December 31, 1999 compared to approximately $8.8 million in the same period of 1998. The increase reflects costs associated with expanded Phase II clinical development costs together with higher personnel related costs.

      Net loss allocable to common stockholders. Our net loss allocable to common stockholders was approximately $10.5 million for the year ended December 31, 1998 compared to approximately $13.1 million in the same period of 1999. The increase reflects the increase in the net loss of approximately $1.9 million and an increase in undeclared dividends attributable to mandatorily redeemable convertible preferred stock of approximately $726,000.

Years ended December 31, 1998 and December 31, 1997

      Grant and license revenues. Our grant and license revenues were $149,983 for the year ended December 31, 1998 compared to no revenues in the same period in 1997. Revenues in 1998 included $99,983 from a Phase I SBIR grant and $50,000 from contract research revenue. We had no future obligations in connection with these revenues as of December 31, 1998.

      Research and development expenses. Our research and development expenses increased from approximately $3.7 million for the year ended December 31, 1997 to approximately $7.1 million in the same period in 1998, an increase of approximately $3.4 million. In 1998, research and development costs increased by $0.5 million for the manufacture of ADL 8-2698 clinical supplies and the payment of a $0.3 million license fee to Roberts. Research and development expenses increased by approximately $1.6 million for the preclinical activities for ADL 10-0101. In 1998, research and development costs increased by approximately $0.7 million for the initiation of the Phase I and Phase II clinical program for ADL 2-1294 for the treatment of ophthalmic pain.

      General and administrative expenses. Our general and administrative expenses increased to approximately $2.3 million for the year ended December 31, 1998 compared to approximately $1.6 million in the same period in 1997, an increase of approximately $0.7 million. This increase is primarily due to $314,000 of higher patent filing expenses and approximately $267,000 in increased consulting and professional fees.

      Net interest income (expense). Our interest income for the year ended December 31, 1998 was $412,975 compared to interest income of $531,487 in the same period in 1997. The decrease in interest income was the result of higher levels of cash available for investment in 1997 versus 1998. Our interest expense for the same periods was $28,028 and $45,930, respectively. Interest expense represents interest incurred on an equipment financing facility.

      Net loss. Our net loss for the year ended December 31, 1998 was approximately $8.8 million compared to a net loss of approximately $4.8 million in the same period in 1997. This increase was due to the expansion of the Phase II clinical trials for ADL 2-1294 for the treatment of dermal pain and itch and the progression of ADL 10-0101 from research into late preclinical development.

      Net loss allocable to common stockholders. Our net loss allocable to common stockholders was approximately $6.2 million for the year ended December 31, 1997 compared to approximately $10.5 million in the same period of 1998. The increase reflects the increase in the net loss of approximately $4,017,000 and an increase in undeclared dividends attributable to mandatorily redeemable convertible preferred stock of approximately $296,000.

Liquidity and capital resources

      As of September 30, 2000, we had cash, cash equivalents and short term investments of approximately $40.8 million, and working capital was approximately $39.1 million.

      From inception through September 30, 2000, net cash used in operating activities was approximately $37.7 million. Net cash used in investing activities since inception was $31.8 million for the acquisition of laboratory equipment, leasehold improvements and furniture and fixtures and office equipment, and the purchase of short-term investments.

      From inception through September 30, 2000, we have financed our operations primarily from the net proceeds generated from the issuance of mandatorily redeemable convertible preferred stock. As of September 30, 2000, we had received total net proceeds of approximately $78.9 million from the sales of mandatorily redeemable convertible preferred stock.

      We expect that our capital expenditures will be approximately $1.0 million in 2000.

      We lease our corporate and research and development facilities under an operating lease expiring on November 30, 2001. We may extend this lease for one additional four-year period at rental rates equal to the then fair rental value as determined by our landlord. Current total minimum annual payments under these leases are $224,290 for 2000 and $250,964 for 2001. In October 2000, we signed a two-year lease for additional office space with the first year's minimum rental payment of $465,000 and second year's minimum rental payment of $485,000.

      Research and development expenditures, including clinical trials, are expected to increase as we continue to develop new product candidates. We expect that our operating expenses and capital expenditures will increase in future periods as a result of the manufacturing scale-up in anticipation of commercialization of our product candidates, assuming we receive the necessary regulatory approvals. The initiation of commercial activities will require the hiring of additional staff to coordinate contract-manufacturing services at multiple locations. Sales and marketing activities will require hiring and training of a sales and marketing staff in 2000, 2001 and 2002. As of September 30, 2000, we may be required to pay up to an aggregate of $6.0 million upon the occurrence of certain future clinical and regulatory events under various agreements (including our agreement with Lilly). We also intend to hire additional research and development, clinical and administrative staff. Our capital expenditure requirements will depend on numerous factors, including the progress of our research and development programs, the time required to file and process regulatory approval applications, the development of commercial manufacturing capability, the ability to obtain additional licensing arrangements, and the demand for our product candidates, if and when approved by the FDA or other regulatory authorities.

      Future compensation expense relating to all options outstanding at September 30, 2000 is estimated to be approximately $1,963,000, $5,376,000, $5,216,000, $4,837,000 and $1,432,000 for the three months ended December 31,
2000 and for the years ending December 31, 2001, 2002, 2003 and 2004, respectively. Compensation expense relating to the non-employee portion of options granted is subject to change each reporting period based upon changes in the fair value at the Company's common stock, estimated volatility and the risk free interest rate until the non-employee completes his or her performance under the option agreement.

      We believe that our current cash and investment position, capital leases for equipment and the proceeds of this offering will be sufficient to fund our operations and capital expenditures at least through the fourth quarter of 2002.

Income taxes

      As of December 31, 1999, we had approximately $10,800,000 of Federal and $11,200,000 of state net operating loss carryforwards available to offset future taxable income. The Federal and state net operating loss carryforwards will begin expiring in 2009 and 2005, respectively, if not utilized. In addition, the utilization of the state net operating loss carryforwards is subject to a $2 million annual limitation. At December 31, 1999, we also had approximately $403,000 of Federal and $130,000 of state research and development tax credit carryforwards, which begin expiring in 2011, and are available to reduce Federal and state income taxes.

      The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards (following certain ownership changes, as defined by the Act) that could significantly limit our ability to utilize these carryforwards. We may have experienced various ownership changes, as defined by the Act, as a result of past financings. Accordingly, our ability to utilize the aforementioned carryforwards may be limited. We have not yet determined whether or not ownership changes, as defined by the Act, have occurred. Additionally, because United States tax laws limit the time during which these carryforwards may be applied against future taxes, we may not be able to take full advantage of these attributes for Federal income tax purposes.

Disclosure About Market Risk

      Our exposure to market risk is principally confined to our cash equivalents and investments, all of which have maturities of less than one year. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. The fair value of these securities approximates their cost.

                                    BUSINESS

Our Company

      We are a therapeutic-based biopharmaceutical company. We discover, develop and plan to commercialize proprietary pharmaceutical products for the treatment of pain and the side effects that are caused by current pain treatments. We have a portfolio of small molecule product candidates that are in or have completed development in Phase I to Phase II/III clinical trials. Our lead product candidate, ADL 8-2698, is designed to selectively block the effects of narcotics on the gastrointestinal tract. In Phase II and Phase II/III clinical trials, ADL 8-2648 has been shown to reduce post-surgical bowel dysfunction, or ileus, thereby speeding the recovery of normal bowel function following abdominal surgery and other surgical procedures and to prevent or reverse symptoms of narcotic bowel dysfunction in patients receiving chronic narcotic analgesics, including constipation, bloating and cramping. Our analgesic product candidates are designed to treat moderate-to-severe pain and itch. We are also developing combination narcotic analgesic products that are intended to reduce the most prevalent and severe side effects of morphine and other narcotics, such as constipation, nausea and vomiting. Since most of our product candidates target peripheral opioid receptors (those outside of the central nervous system), they should not exhibit the dose-limiting central nervous system side effects of existing narcotics. We believe our product candidates and drug discovery and development expertise have potential applicability to a broad range of pain and itch conditions. Combined 1999 prescription sales in the pain management market were $9.1 billion in the United States, a 24% increase compared to 1998, and are estimated to be $25.8 billion worldwide.

      Currently marketed analgesics have well-defined adverse side effects that limit their ability to meet the needs of physicians and their patients. Moreover, the increased emphasis on treating pain has highlighted the need for improved products. We believe our product candidates address significant unmet needs in the pain management market. In addition, we believe we may create new pain management markets with some of our product candidates because their mechanisms of action may provide effective pain relief or relief of narcotic analgesic side effects that currently have no existing effective therapy.

      Our drug discovery capabilities and pipeline of product candidates originate through a combination of internal research and development activities, in-licensed technologies and in-licensed product candidates. Our initial drug discovery and development activities focus on three aspects of pain management:

     . reversal or prevention of gastrointestinal effects of narcotic analgesics administered following surgical procedures or for the treatment of pain;

     . novel mu and kappa analgesics that act on peripheral opioid receptors and not in the central nervous system; and

     .  narcotic products with significantly reduced side effects.

      We have recently completed a Phase II clinical trial with our lead compound, ADL 8-2698, for the treatment of post-surgical ileus that frequently follows abdominal surgery. We also completed multiple Phase I, Phase II and Phase II/III clinical trials that indicate that ADL 8-2698 may be effective in preventing or reversing the severe constipating effects associated with narcotic bowel dysfunction. Based on our initial clinical results, we have conducted an exploratory Phase I clinical trial for ADL 8-2698 co-administered with morphine with a goal of producing a combination narcotic product that treats moderate-to-severe pain without inducing nausea or other adverse gastrointestinal effects associated with current narcotic therapies.

      We have additional compounds in clinical development that target peripheral opioid analgesia receptors. Our compound ADL 10-0101, which is being developed for the treatment of visceral and post-surgical pain, is in a Phase II clinical trial for the treatment of visceral pain. In addition, ADL 10-0101 is in a Phase I clinical trial for the treatment of dermal itch. We have completed Phase II clinical trials for an eye drop formulation of ADL 2-1294 for the treatment of pain from corneal abrasion or ophthalmic surgery. We have also completed two Phase I clinical trials with topical dermal formulations of ADL 2-1294 where it demonstrated preliminary efficacy in the treatment of dermal burn pain. An affiliate of SmithKline Beecham, our development partner for the commercialization of the dermal product candidate, is developing topical ADL 2-1294 under an exclusive license from us for the treatment of dermal pain and itch. Santen Pharmaceutical Co., Ltd. is developing topical ADL 2-1294 under a worldwide license from us (excluding South Korea and North Korea) for the treatment of ophthalmic pain.

      We plan to build a sales and marketing organization to sell our products to hospitals, surgeons, oncologists and pain management specialists. We intend to enter into strategic marketing agreements with, and grant additional licenses to, pharmaceutical companies to gain access to broader market segments, including general practitioners and international markets.

Overview Of Pain Management Industry

      Over 100 million patients experience acute or chronic pain annually in the United States caused by headache, muscle strains and sprains, arthritis, trauma, cancer, surgery and back injuries, among others. Because pain impairs one's ability to carry out a productive life, pain in general and chronic pain in particular are serious health and economic problems.

      There has been an increasing focus on pain management in the healthcare industry. Recently published guidelines of the World Health Organization and the United States Agency for Health Care Policy and Research encourage the use of stronger analgesic therapy for treating cancer pain. In 1991, the American Board of Medical Specialties designated the treatment of pain as a recognized specialty for physicians. The number of physicians receiving specialty training in pain management increased from 446 in 1993, the first year in which certifications were granted, to a total of over 2,200 in 1999. In addition, as of 1999, all United States hospitals and health care facilities have been required to assess the adequacy of pain treatment for each patient on a daily basis to achieve accreditation by the Joint Commission on Accreditation of Healthcare Organizations.

      Types of pain. Pain is commonly classified into three broad categories based upon its presumed cause and sensory characteristics: somatic pain, visceral pain and neuropathic pain. Somatic pain can be produced by injuries to skin, muscle, bones or joints and is typically characterized as a sharp pain that is localized to an area of injury. Visceral pain can be produced by distention, injury or inflammation of internal organs and is typically characterized by diffuse, poorly localized, dull and vague pain. Neuropathic pain can be produced by injuries or inflammation of nerves and is typically characterized by diffuse, burning pain. Patients may simultaneously experience more than one type of pain.

      Pain management market. Prescription pain management sales in 1999 were $9.1 billion in the United States. Growth in the pain management market has been significant in recent years and is expected to continue. The prescription pain management market in the United States grew 6% per year from 1994 to 1998, and grew 24% between 1998 and 1999. This accelerating growth rate appears to be primarily attributable to recent product introductions in this market. For example, COX-2 inhibitors, which are non-narcotic prescription analgesics, were introduced early in 1999, and had 1999 sales of $1.5 billion and sales for the first six months of 2000 of approximately $1.4 billion. We believe that the rapid acceptance of COX-2 inhibitors illustrates that there are still many unmet medical needs in the pain management market and that physicians are willing to prescribe new and improved products as they become available.

Sales of prescription pain management products in the United States are shown in the following table:

                                                               U.S. Sales
                                                          --------------------
     Market Segment                                        1997   1998   1999
     --------------                                       ------ ------ ------
                                                             (In millions)
     Moderate-to-severe pain (Narcotics)................. $2,430 $2,720 $3,203
                                                          ====== ====== ======
     Mild-to-moderate pain (NSAIDs, COX-2 inhibitors,
      Acetaminophen)..................................... $2,973 $2,666 $3,755
                                                          ====== ====== ======
     Topical pain, itch and special purpose analgesics
      (Corticosteroids, antihistamines).................. $1,599 $1,915 $2,104
                                                          ====== ====== ======
     Total U.S. Pain Management Market................... $7,002 $7,301 $9,062
                                                          ====== ====== ======

      The pain management market for drugs used to treat patients with moderate-to-severe and mild-to-moderate pain is growing due to the following factors:

     . increasing recognition of the need for effective pain management and its therapeutic benefits;

     . rapid market acceptance of new products with novel mechanisms of action;

     .  targeted markets that permit cost-effective selling and marketing;
        and

     . growth in the aged population with an associated increased incidence of pain.

      Current therapies to counteract pain. Narcotics such as morphine are considered the most effective analgesics and are widely used to treat patients with moderate-to-severe pain. These narcotics produce pain relief by stimulating opioid receptors in the central nervous system, which consists of the brain and spinal cord. Advances in narcotics during the past 20 years have primarily been in improved methods for the delivery of existing narcotics rather than the discovery of new drugs. Patients who suffer severe pain may simultaneously receive more than one formulation of narcotics and may receive other classes of analgesic medications.

      Non-narcotic analgesics, including acetaminophen and non-steroidal anti-inflammatory drugs, or NSAIDs, such as ibuprofen, are widely used to treat mild-to-moderate pain. NSAIDs are thought to produce analgesia by inhibiting activity of cyclooxygenase enzymes (COX-1 and COX-2), thereby reducing inflammation at the site of injury or disease. Some NSAIDs require a prescription and others are available as over-the-counter medications. Recent advances in NSAID analgesia have focused on reducing adverse GI side effects.

      Deficiencies of current therapies to counteract pain. Although morphine and other narcotics are considered the most effective analgesics, many patients who use them do not obtain complete pain relief, and they are ineffective for other patients. Narcotic analgesics also produce a wide range of adverse side effects that may include narcotic bowel dysfunction, sedation, nausea, vomiting, decreased respiratory function, addiction and death. In addition, due to their potential for abuse, narcotics are strictly regulated by the United States Drug Enforcement Agency, or DEA, under the Controlled Substances Act, which imposes on narcotics strict registration, record-keeping and reporting requirements, security controls and restrictions on prescriptions.

      Although NSAIDs are generally effective for mild or moderate pain, many patients are unable to tolerate NSAIDs because of GI side effects. Traditional NSAIDs can produce significant adverse effects on the stomach and GI tract, including GI ulcers and bleeding. In addition, prolonged use can cause liver and kidney failure. COX-2 inhibitors appear to produce fewer GI ulcers than NSAIDs but may be less effective for acute pain. For most patients with moderate-to-severe pain, NSAIDs and COX-2 inhibitors do not produce complete pain relief.

Background On Post-surgical Ileus

      Post-surgical ileus is a form of temporary bowel dysfunction that regularly follows abdominal surgery and certain other surgeries for hospitalized patients. Post-surgical ileus is characterized by abdominal distention, lack of bowel sounds and lack of passage of flatus and stool. Other symptoms include nausea, vomiting, bloating, and stomach cramps. These symptoms may prevent drinking or eating, prolong recovery from surgery, and may extend hospital length of stay. Clinical trials indicate that the use of narcotics to treat post-surgical pain delays recovery of normal bowel function. Since virtually all patients receive morphine or other narcotics for pain relief after major surgery, current post-surgical pain treatment may actually slow recovery of normal bowel function, delay time until patients can drink or eat, delay hospital discharge and therefore increase the cost of medical care.

      There are no effective or FDA-approved treatments for post-surgical ileus or for the effects of narcotics on ileus. Of the approximately 30 million annual surgical procedures in the United States, it is estimated that more than five million patients are likely to experience post-surgical ileus. The number of "at risk" patients is even larger since it is not always possible to predict which specific patients will experience post-surgical ileus. Nearly all of the patients having abdominal surgery will experience post-surgical ileus, but other surgical procedures may be less likely to produce post-surgical ileus. Our market research indicates that most physicians will use a drug prophylactically to prevent post-surgical ileus when they believe that a patient has a moderate to high probability of prolonged hospitalization due to post-surgical ileus. We believe that these patients will comprise the addressable market for an ADL 8-2698 post-surgical ileus product.

Background On Opioid Analgesia

      Pain transmission signals. When tissues such as the skin, muscles and joints become inflamed or are injured, pain receptors in those tissues are activated, and electrical pain signals are transmitted from the injured tissues through nerve fibers into the spinal cord. Within the spinal cord, the electrical pain signals are received by a second set of nerve fibers that continue the transmission of the signal up the spinal cord and into the brain. Within the brain, additional nerve fibers transmit the electrical signals to the "pain centers" of the brain where these signals are perceived as pain. Pain receptors are also present in internal, or visceral, organs such as the intestines, uterus, cervix and bladder. These pain receptors also send pain signals when the organs are inflamed or distended.

      Opioid receptors block pain transmission signals. Opioid receptors located on the surface of nerves that transmit pain signals, block transmission of pain when activated by drugs specific for those receptors. There are three types of opioid receptors, mu, kappa and delta, each of which produces analgesia. All marketed narcotic drugs interact with mu opioid receptors in the brain and spinal cord. When these central nervous system opioid receptors are activated with narcotics such as morphine, the perception of pain is reduced. However, activating these opioid receptors in the brain with morphine-like narcotics often results in serious side effects such as sedation, decreased respiratory function and addiction. Because of the potential to cause addiction, drugs that are able to activate mu opioid receptors in the brain (morphine-like narcotics) are regulated, or scheduled, under the Controlled Substances Act.

      Compounds that activate kappa opioid receptors in the brain also produce analgesia and sedation but are far less likely than morphine to decrease respiratory function. Studies in animals and humans suggest that opioid drugs that activate the kappa receptors are unlikely to cause addiction. However, prototype kappa opioid compounds that were designed to work in the brain have produced adverse central nervous system side effects, including visual and auditory disturbances, unpleasant mood changes and hallucinations. These side effects have prevented the development of centrally-acting kappa analgesics that act on receptors in the central nervous system.

Our Approach To Pain Management

      Peripheral opioid analgesia. Scientists have shown that mu and kappa opioid receptors are present on nerve endings in the skin, joints and visceral organs. Activation of these opioid receptors, which are outside of the central nervous system, with mu or kappa opioid analgesics reduces pain related to injury or inflammation by decreasing pain transmission from the peripheral nerves into the spinal cord. Proof-of-concept studies in animals and humans have shown that small doses of morphine, applied locally to inflamed tissues such as skin, joints and eyes are effective in reducing pain. These findings demonstrate the effectiveness of stimulating peripheral mu opioid receptors to produce pain relief. These findings have created the opportunity for us to develop an entirely new class of analgesics that selectively stimulate opioid receptors in inflamed tissues but do not stimulate opioid receptors in the central nervous system thereby avoiding central nervous system side effects. These pain medications are called peripheral analgesics. Our peripheral analgesics are effective in preclinical studies of itch, and our peripheral kappa opioid analgesics are effective in blocking the visceral pain originating from internal organs such as the bowel and cervix. In our preclinical studies, our peripheral analgesics have delivered near complete pain relief without detectable side effects at therapeutic doses. Because our peripheral analgesics do not cross the blood-brain barrier and do not enter the brain at therapeutic doses, they do not cause addiction or other adverse central nervous system side effects. These peripheral analgesics should not cause sedation, decreased respiratory function or addiction. As a result, we expect that these analgesics will not be subject to United States Drug Enforcement Agency regulation under the Controlled Substances Act.

      Peripheral opioid receptors in the GI tract. Just as there are opioid receptors on peripheral nerves that regulate the transmission of pain signals into the spinal cord, there are also opioid receptors in the GI tract that reduce bowel functions such as motility and water absorption. Stimulation of these bowel mu opioid receptors by morphine or other narcotics causes constipation associated with narcotic bowel dysfunction. Scientists have shown that blocking these receptors with opioid receptor antagonist drugs during administration of morphine or other narcotics prevents or reverses the effects of narcotic bowel dysfunction. These findings have created the opportunity to develop a new class of therapeutics called GI tract-restricted narcotic antagonists. GI tract-restricted narcotic antagonists, when co-administered with narcotic analgesics, block the side effects of the narcotic analgesics on the GI tract but do not block the desired analgesic activity of narcotic drugs because the antagonists do not cross the blood-brain barrier.

      Development of peripherally-restricted products. We use our biological, chemical and analytical technology expertise to create proprietary peripheral analgesics and GI tract-restricted narcotic antagonists. Within our analgesia program, we use computer-assisted chemical design technology and medicinal chemistry to synthesize compounds that do not readily pass the blood-brain barrier into the central nervous system. We then use cloned human mu, kappa and delta opioid receptors to select the compounds that are effective at very low concentrations and that are highly specific for one receptor type (usually kappa) over other receptor types. We conduct preclinical studies to confirm the analgesic activity of the compounds and to confirm that the compounds are not passing through the blood-brain barrier to give central nervous system side effects. We have demonstrated in a number of preclinical trials of inflammatory and visceral pain that our peripherally restricted kappa analgesics are as effective as narcotics, such as morphine, without causing central nervous system side effects. In addition, we have demonstrated that our peripheral kappa analgesics are active in preclinical trials of itch. Similarly, we have shown in preclinical and clinical trials that our GI tract-restricted narcotic antagonists, including our lead compound ADL 8-2698, block the adverse side effects of narcotics on the GI tract without blocking analgesia.

      Itch sensations are carried by the same nerves that carry pain signals to the brain, and we have found that many of our peripherally-restricted analgesics are effective in treating itch in preclinical trials. These drugs may be effective as topical, injectable or oral medications for relieving itch in a wide variety of diseases including eczema and allergic dermatitis.

      Peripherally-active analgesics may not be effective in relieving all types of pain. Therefore, the development of centrally-active analgesics with reduced side effects is one of our longer-term goals. We believe that centrally-acting compounds have the ability to treat nerve damage pain and some cancer pain.

Our Strategy

      Our goal is to become a leading discoverer, developer and marketer of proprietary pain management pharmaceuticals. We plan to pursue this objective by implementing the following strategies:

      Pioneering the use of peripheral opioid receptors in pain management. We focus on clinical conditions that can be treated by either stimulating or blocking peripheral opioid receptors. These conditions include narcotic bowel dysfunction, inflammatory pain and itch and visceral pain. We have broad biological and chemical expertise to support drug discovery. Our leading technology includes our expertise in opioid receptors in analgesic pathways, cloned human opioid, orphan and chimeric receptors and the chemical synthesis of compounds that do not readily cross the blood-brain barrier. We are using our knowledge about opioid receptors to develop ADL 8-2698, ADL 2-1294, ADL 10-0101, ADL 10-0116 and ADL 1-0398, all of which are peripherally restricted opioid receptor compounds, for a variety of these clinical indications.

      Pursuing clinical indications that allow rapid demonstration of efficacy. We try to expedite drug development by targeting pain management indications in which animal pharmacology experiments are predictive of efficacy in humans, established and reproducible clinical end points are available and relatively short and inexpensive clinical trials are possible and appropriate. For instance, in our peripheral kappa opioid analgesic program for inflammatory pain, we have chosen to examine clinical indications such as visceral pain and burn pain rather than arthritis pain because the first two clinical indications can be tested in much shorter and less expensive clinical trials. We intend to study the arthritis pain indication at a later time.

      Implementing a commercial strategy that will combine marketing and product development alliances with our own product development and sales organization. We plan to maintain commercial rights in the United States for a number of our product candidates. We intend to market certain of our product candidates to surgeons, hospitals, oncologists and pain management specialists. In addition, we have established and will continue selectively to establish collaborations with pharmaceutical companies and leading academic institutions to enhance our research, development and commercialization activities. We have licensed topical ADL 2-1294 to an affiliate of SmithKline Beecham for treatment of dermal pain and itch and to Santen Pharmaceutical Co., Ltd., for treatment of ophthalmic pain. We believe our broad biological and chemical expertise to support drug discovery will continue to generate opportunities for collaborative arrangements.

      Managing risk by creating a portfolio of product candidates. We have a portfolio of product candidates in clinical development, each of which is being developed for multiple indications. We conduct multiple parallel clinical trials and examine multiple clinical indications on all of our product candidates. For example, ADL 8-2698 is being evaluated in parallel clinical trials for reversal of narcotic bowel dysfunction, treatment of post-surgical ileus and prevention of narcotic analgesic-induced nausea.

      Developing non-DEA regulated products. We develop product candidates that do not (unless used in combination with narcotics) contain regulated controlled substances. We believe this lack of regulation by the United States Drug Enforcement Agency, or DEA, will give our products a competitive advantage in markets such as the out-patient care market in which non-addictive products are favored. For example, patients with mild-to-moderate pain are not routinely treated with narcotics because of the addictive potential of these regulated products. We believe our peripheral kappa analgesics will be effective in relieving pain and will not be regulated by the DEA.

Products in Research and Development
      Our current product candidates according to clinical indication and stage of development are:

  Product Candidate (Mode of                                       Development
           Delivery)                   Clinical Indication            Stage
  ---------------------------  ----------------------------------- ------------
  Reversal of Narcotic
   Analgesic-Induced GI Side
   Effects
   GI Tract-Restricted mu
    Antagonists
  ADL 8-2698 (oral)            Post-surgical ileus                 Phase II/III
  ADL 8-2698 (oral)            Narcotic bowel dysfunction          Phase II/III
  Treatment of Pain or Itch
   Peripherally Restricted kappa Opioid Analgesics
  ADL 10-0101 (injectable)     Visceral pain                       Phase II
  ADL 10-0101 (injectable)     Dermal itch                         Phase I
  ADL 10-0101 (topical)        Ophthalmic itch                     Preclinical
  ADL 10-0116 (oral)           Inflammatory/visceral pain and itch Preclinical
  ADL 1-0398 (oral)            Inflammatory/visceral pain and itch Research
   Peripherally Restricted mu
    Opioid Analgesics
  ADL 2-1294 (topical)         Ophthalmic pain                     Phase II
  ADL 2-1294 (topical)         Dermal pain                         Phase I
  ADL 2-1294 (topical)         Dermal itch                         Phase I
  ADL 2-1294 (injectable)      Joint pain                          Preclinical
   Centrally-Active Oral
    Analgesics
  ADL 8-2698 combination with
   narcotic opioid analgesic   GI side effect-free narcotic        Phase I
  ADL 1-0386 combination with
   centrally-acting kappa
   opioid analgesic            Non-sedating analgesic              Research
  ADL 1-0449 non-narcotic
   analgesic                   Inflammatory pain                   Research

GI Tract-Restricted mu Antagonists

ADL 8-2698

      ADL 8-2698 is a peripherally-acting, GI tract-restricted mu opioid receptor antagonist. ADL 8-2698 is designed to block the adverse side effects of narcotics on the GI tract without blocking the beneficial analgesic effects. We are developing ADL 8-2698 to treat or prevent post-surgical ileus and narcotic bowel dysfunction.



Post-surgical ileus

      Post-surgical ileus is a form of temporary bowel dysfunction that regularly follows abdominal surgery and certain other surgeries for hospitalized patients. Post-surgical ileus is characterized by abdominal distention, lack of bowel sounds and lack of passage of flatus and stool. Other symptoms include nausea, vomiting, bloating, and stomach cramps. These symptoms may prevent eating and normal oral intake of fluids, prolong recovery from surgery, and may extend hospital length of stay. Clinical trials indicate that the use of narcotics to treat post-surgical pain delays recovery of normal bowel function. Since virtually all patients receive morphine or other narcotics for pain relief after major surgery, current post-surgical pain treatment may actually slow recovery of normal bowel function, delay time until patients can eat, delay hospital discharge and therefore increase the cost of medical care. By reducing the duration of post-surgical ileus, we believe that ADL 8-2698 will speed recovery of bowel function, reduce nausea and vomiting, improve the nutritional and physical status for patients and reduce costs for hospitals and insurance companies by speeding recovery from ileus, which may result in earlier discharge of patients from hospitals.

      Development stage. We recently finished a 78 patient Phase II clinical trial which compared two doses of ADL 8-2698 vs. placebo in patients undergoing partial colectomy or simple or radical hysterectomy surgical procedures. An initial analysis of these data shows a dose-dependent effect and that patients receiving the higher dose of ADL 8-2698 experienced shorter time to the first flatus (P<0.04), time to first bowel movement (P<0.02), time to eating a solid diet (P=0.0001), and time to discharge from the hospital (P=0.0001). The time to first flatus was reduced by 15 hours; all other measures were reduced by 24 hours or more. No patients experienced serious adverse side effects in this trial that were judged by the clinical investigator to be related to the activity of ADL 8-2698. The 26 patients treated with the higher dose of ADL 8-2698 actually experienced fewer overall adverse effects than the 26 patients in the placebo-treated group since ADL 8-2698 blocked the adverse gastrointestinal effects of morphine or other narcotic analgesics that were used for post-surgical pain relief. In particular, none of the 26 patients receiving the higher dose of ADL 8-2698 experienced post-surgical vomiting compared to 23% in the placebo control group (P<0.03). Twenty seven percent of the patients receiving the higher dose of ADL 8-2698 experienced clinically relevant post-surgical nausea compared to 63% of the placebo control group (P=0.003). ADL 8-2698 did not reduce the beneficial analgesic effects of systemic narcotics used in this trial. These results suggest that ADL 8-2698 may speed recovery of normal bowel function after surgery. We are now conducting a Phase II/III clinical study that will further define the active dose range for ADL 8-2698. We expect to start pivotal Phase III studies during the first quarter of 2001.

Narcotic bowel dysfunction

      Coordinated rhythmic contractions of the intestines move the intestinal contents forward as a part of the normal digestive process.

                                   [DIAGRAM]

      When morphine, codeine, oxycodone, hydrocodone or similar narcotic analgesics enter the gastrointestinal tract, they activate opioid receptors and disrupt the normal rhythmic movements. This disruption may cause uncoordinated non-propulsive intestinal contractions or cramps. The dose of morphine required to disrupt bowel function is lower than the dose of morphine required to produce pain relief. Morphine can produce symptoms of narcotic bowel dysfunction that include hard, dry stools, straining with bowel movements and inability to completely evacuate the bowels. Patients may also experience abdominal cramping or spasms with bloating and abdominal distention. The discomfort associated with narcotic bowel dysfunction can be so severe as to limit dosing of the narcotic and therefore the degree of pain relief.

                                   [DIAGRAM]

      When taken orally, ADL 8-2698 selectively blocks the intestinal opioid receptors, restoring normal bowel function. Because only traces of ADL 8-2698 are absorbed from the bowel into the bloodstream, it is considered a GI tract-restricted narcotic antagonist. Morphine and other narcotics are still absorbed normally into the blood stream and produce their desired analgesic effects in the brain.

                                   [DIAGRAM]

      Laxative and stool lubricant medications are used in an attempt to treat narcotic bowel dysfunction in patients receiving chronic narcotic therapy, but they are only fully effective in a limited patient population. Clinical trials and interviews with medical care givers indicate that as many as 80% of patients receiving chronic narcotics experience moderate to severe narcotic bowel dysfunction. Market research indicates that over 2.7 million patients receive chronic morphine or other narcotics for pain. These patients comprise our potential population for the use of ADL 8-2698 to prevent or treat narcotic bowel dysfunction.

      Development stage. More than 290 volunteers and patients have received ADL 8-2698 in one Phase II/III, five Phase II and six Phase I narcotic bowel dysfunction, post-surgical ileus and safety clinical trials completed to date. The Phase II/III trial and three Phase II narcotic bowel dysfunction trials were designed to identify the active dose range of ADL 8-2698 for reversing severe narcotic bowel dysfunction in patients receiving chronic narcotic therapy. In the three narcotic bowel dysfunction trials analyzed to date, ADL 8-2698 was found to effectively reverse narcotic bowel dysfunction on 82% to 100% of the days when patients received ADL 8-2698. All patients who received ADL 8-2698 responded on at least one day that they received active drug. We believe we have defined the range of effective doses. At therapeutic doses, side effects were generally absent or mild and consisted of those expected to occur during acute reversal of narcotic bowel dysfunction such as abdominal cramping, gas and nausea. After receiving a dose 12 times higher than the minimally effective dose, one patient developed severe abdominal cramps, diarrhea, nausea and vomiting. This case represents the only serious adverse event in all 12 clinical trials completed to date that was judged by the clinical investigator to be probably related to the activity of ADL 8-2698. The fourth double-blind placebo-controlled narcotic bowel dysfunction clinical trial with 72 total patients has been completed and the results are being analyzed. One additional Phase II clinical trial successfully demonstrated that ADL 8-2698 does not reduce the beneficial analgesic effects produced by morphine after dental surgery (P=0.9). This high P value was a favorable response because it demonstrated that ADL 8-2698 did not cross the blood-brain barrier to block pain relief in the central nervous system. We expect to start Phase III clinical trials in 2001.

      In three Phase I clinical trials, ADL 8-2698 reversed the adverse GI side effects of oral morphine (P(less than)0.01), intravenous morphine (P(less than)0.01) and oral loperamide (P(less than)0.01). Two Phase I ascending dose safety and tolerance studies administered doses at least ten times greater than the expected therapeutic dose without producing serious adverse side effects. The highest dose in one study, 54 mg per day for four days, was associated with dose-limiting side effects of abdominal cramps, gas and loose bowel movements in one patient. All subjects in the other study tolerated the highest dose administered, 120 mg per day for three days. Side effects which did not limit dosing included loose bowel movements, gas, cramps, nausea and headaches.

Peripherally Restricted kappa Opioid Analgesics

      We use advanced chemical design technology to create proprietary topical, injectable and oral peripheral kappa opioid receptor-specific compounds that do not cross the blood-brain barrier at therapeutic doses. These compounds are significantly more effective than acetaminophen or NSAIDs and are equally effective as narcotic analgesics in relieving inflammatory pain in preclinical trials. We expect to develop oral formulations to address broader markets in chronic inflammatory pain, such as the market for prescription arthritis pain products, that accounted for approximately $3.8 billion in United States prescription sales in 1999. We believe these peripheral kappa opioid analgesics will be the first opioid analgesics to address the pain of chronic inflammatory disease without producing adverse psychological effects associated with central kappa opioid analgesics, including visual and auditory disturbances, unpleasant mood changes and hallucinations. Preclinical studies show that our peripheral kappa opioid analgesics are particularly effective against visceral pain. Because of these preclinical results, we have begun clinical trials for the treatment of visceral pain in humans.

ADL 10-0101

      ADL 10-0101 is our first peripheral kappa opioid analgesic product candidate. Preclinical trials suggest that ADL 10-0101 may be effective in treatment of inflammatory pain, itch and visceral pain. Because ADL 10-0101 does not readily cross the blood-brain barrier and enter the brain, we expect ADL 10-0101 to avoid central nervous system side effects at therapeutic doses.

 Visceral pain

      Visceral pain can be caused by inflammation or distention of abdominal organs as a result of surgical or diagnostic procedures or from acute or chronic disease. Preclinical data indicated that our peripheral kappa opioid analgesics are more effective than morphine and other narcotics for blocking pain in visceral organs. Data from the United States Centers for Disease Control and Prevention, or CDC, indicate that there are over 12 million annual cases of acute abdominal pain and 5.4 million GI endoscopy diagnostic office procedures that we believe will comprise our addressable patient population for an injectable ADL 10-0101 product.

      Development stage. We completed a Phase I clinical trial in the third quarter of 1999. In this study, the dose was increased until a dose-limiting adverse side effect was observed. At the highest dose, ADL 10-0101 produced visual and auditory disturbances, unpleasant mood changes and hallucinations. We began a Phase II clinical trial in patients, using doses below those which caused adverse side effects in volunteers, to evaluate efficacy of ADL 10-0101 in the treatment of visceral pain. We expect to complete enrollment by the end of 2000.

 Traumatic injury pain

      Traumatic dermal injury pain may be caused by burns, abrasions or surgical procedures. Minor traumatic injury pain is currently treated with over-the-counter medications containing emollients or local anesthetics. Emollients are soothing but have little or no analgesic activity; local anesthetics have a relatively short duration of action and may be irritating to the skin. Moderate-to-severe traumatic injury pain is frequently treated with NSAIDs or narcotic analgesics. We believe that ADL 10-0101 may produce greater analgesia with fewer side effects than existing medications for inflammatory pain. Data from the CDC indicate that there are over 44 million annual cases of inflammatory pain that we believe will comprise the addressable market for an ADL 10-0101 product.

      Development stage. We recently completed a pilot Phase I clinical trial, using doses below those that cause adverse side effects in volunteers, to assess safety and preliminary efficacy of ADL 10-0101 for relieving experimental thermal burn pain. This study did not show a beneficial effect of ADL 10-0101. We plan to reevaluate this clinical study and may do further tests in a different traumatic injury pain model or with higher drug doses after we complete our current visceral pain and dermal itch clinical studies.

 Dermal itch

      Dermal itch results from eczema, allergic dermatitis, or exposure to harsh chemicals or plants. Minor dermal itch is currently treated with over-the-counter medications containing emollients, local anesthetics, antihistamines, or corticosteroids. Local anesthetics may be irritating to the skin and corticosteroids cause skin thinning and other adverse effects with chronic use. Moderate-to-severe itch is frequently treated with prescription corticosteroids or with oral antihistamines, both of which may cause serious side effects when used acutely or chronically, including sedation and adverse effects on the immune system and on the regulation of normal body hormones. We believe that ADL 10-0101 for dermal itch may produce greater relief with fewer side effects than existing medications. Data from the CDC indicate that there are over 14 million annual cases of chronic dermal itch that we believe will constitute the addressable market for a dermal anti-itch product.

      Development stage. Preclinical trials indicate that ADL 10-0101 may be effective in treating itch. Based on these results, we recently completed a Phase I clinical trial, using doses below those that cause adverse side effects in volunteers, to assess safety and preliminary efficacy of ADL 10-0101 for relieving dermal itch and are currently analyzing the data from the trial. If our clinical trial shows that ADL 10-0101 is effective, we may develop a topical product.

 Ophthalmic itch

      Ophthalmic itch may be caused by allergies, colds, flu, inflammation, infection, surgery or exposure to irritants. Minor ophthalmic itch is currently treated with over-the-counter eye drops and allergy medications. More severe itch is treated with prescription corticosteroids, antihistamines or other anti-inflammatory drugs formulated as either eye drops or oral medications. Market research indicates that there are over 7.9 million patients annually who have eye itch from conjunctivitis, keratitis, uveitis or following ophthalmologic surgery. We believe these patients comprise our potential population for use of ADL 10-0101 to treat ophthalmic itch.

      Development stage. We have completed preclinical eye safety studies with an ophthalmic solution of ADL 10-0101. Based on these results, we may file an IND for this product in 2001. If our clinical trial shows that ADL 10-0101 is effective, we may develop a topical ophthalmic product.

ADL 10-0116

 Chronic Inflammatory/Visceral Pain and Itch

      ADL 10-0116 is our second-generation peripheral kappa opioid analgesic compound. In preclinical inflammatory pain trials, ADL 10-0116 demonstrated a long duration of action and high peripheral selectivity. In addition, ADL 10-0116 was shown to be active when administered orally. As an orally-active drug, ADL 10-0116 may expand the market that can be achieved with ADL 10-0101 by treating acute and chronic pain conditions in clinical indications where an injectable product would not be used.

      Moderate-to-severe pain often requires the use of narcotic analgesics. Preclinical data indicated that our peripheral kappa opioid analgesics are as effective as narcotics for inflammatory pain and more effective than narcotics for blocking pain in visceral organs. Data from the CDC indicate that there are over 44 million patients who have chronic inflammatory musculoskeletal pain and 12 million cases of acute abdominal pain that we believe will constitute a portion of the addressable market for an oral peripheral kappa opioid analgesic product.

      Development stage. This product candidate is in preclinical development and is expected to enter clinical trials in 2001.

ADL 1-0398

 Chronic inflammatory/visceral pain

      ADL 1-0398 is another second generation peripheral kappa opioid analgesic similar to ADL 10-0116. The compound is active in multiple types of inflammatory pain in preclinical trials. In addition, ADL 1-0398 has greater peripheral restriction than other peripheral kappa opioid analgesics.

      Development stage. This product candidate is in preclinical research.

Peripherally Restricted mu Opioid Analgesics

ADL 2-1294

      The active ingredient in all of our formulations containing ADL 2-1294 is loperamide, the same active ingredient in the over-the-counter anti-diarrheal product, Imodium(R) A-D. The compound patent for loperamide has expired, but we have secured method-of-use and formulation patents for a number of pain and itch indications. Loperamide, like morphine, is a potent mu opioid receptor stimulant. Unlike morphine, loperamide does not readily cross the blood-brain barrier to enter the central nervous system. The compound is also very poorly absorbed from the intestinal tract following oral administration. As a result, the compound does not cause sedation or depress respiratory function, is not considered to be addictive and is the only mu opioid agonist that is not scheduled as a controlled substance. When applied locally to sites of inflammation or irritation, ADL 2-1294 is as effective as morphine in preclinical models of inflammatory pain and is effective in preclinical trials for the relief of itch. Pain from burns and other dermal injuries was selected as the initial clinical target for topical formulations of ADL 2-1294. We have also evaluated ophthalmic and injectable formulations for the treatment of pain. An affiliate of SmithKline Beecham licensed the rights to develop and market ADL 2-1294 topical formulations for dermal itch and pain and the Santen Pharmaceutical Company of Japan licensed the worldwide rights, except in South Korea and North Korea, to develop and market ADL 2-1294 ophthalmic formulations for ophthalmic pain. Kwang Dong Pharmaceutical Co., Ltd. licensed the right to develop and market dermal formulations of ADL 2-1294 in South Korea and North Korea.

 Ophthalmic pain

      We are targeting ophthalmic pain that results from corneal abrasion or surgery. Eye drops containing corticosteroids or an anti-inflammatory NSAID are often used following corneal surgery or corneal abrasion but may inhibit wound healing and cause other adverse side effects. Our collaborators have demonstrated the efficacy of eye drops containing morphine for pain control following ophthalmic surgery. ADL 2-1294 activates the same receptors as morphine and has the competitive advantage that it is not a controlled substance and therefore will not have prescription restrictions imposed by the DEA. We believe that eye drops containing ADL 2-1294 will be more effective and produce fewer adverse side effects than current therapy. Data from the CDC indicate that there are 5.7 million annual cases of surgery on eyes or injury to the cornea that we believe will compose the addressable market for an ophthalmic peripheral mu analgesic product.

      Development stage. Our Phase II study demonstrated that ADL 2-1294 reduced the severity of pain following corneal abrasions and surgeries to a greater extent than placebo. ADL 2-1294 resulted in a 58% reduction of pain, and this effect was statistically significant (P=0.05). In addition, a Phase II pilot study suggested that topical administration of ADL 2-1294 was as effective as topical morphine in reducing corneal pain. Some patients experienced transient stinging associated with administration of eye drops containing ADL 2-1294. We believe that the efficacy of ADL 2-1294 can be improved by optimizing its formulation.

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

 Dermal pain

      Dermal pain may be caused by trauma, burns, abrasions or surgical procedures. Minor dermal pain is currently treated with over-the-counter medications containing emollients or local anesthetics. Moderate-to-severe dermal pain is frequently treated with NSAIDs or narcotics. We believe that a topical formulation of ADL 2-1294 for dermal pain may produce greater analgesia with fewer side effects than existing medications. Data from the CDC indicate that there are 14.5 million annual cases of dermal pain requiring emergency room treatment that we believe will comprise our potential patient population for a topical ADL 2-1294 dermal analgesic product.

      Development stage. Topically applied ADL 2-1294 was determined to be safe and had preliminary analgesic efficacy in our Phase I safety and efficacy burn pain trials. These two Phase I studies demonstrated statistically significant analgesic efficacy in burn pain (P(less than)0.05) without dermal or systemic side effects. We initiated a Phase II study evaluating efficacy in treating pain associated with skin graft surgery but stopped the study because of slow enrollment.

      Based in part on preliminary data generated in our Phase I trials, an affiliate of SmithKline Beecham licensed the rights to develop and market ADL 2-1294 topical formulations for dermal pain.

 Dermal itch

      Dermal itch results from eczema, allergic dermatitis, or exposure to harsh chemicals or plants. Minor dermal itch is currently treated with over-the-counter medications containing emollients, local anesthetics, antihistamines, or corticosteroids. Local anesthetics may be irritating to the skin and corticosteroids cause skin thinning and other adverse effects with chronic use. Moderate-to-severe itch is frequently treated with prescription corticosteroids or with oral antihistamines, both of which may cause serious side effects when used acutely or chronically, including sedation and adverse effects on the immune system and on the regulation of normal body hormones.

      We believe that a topical formulation of ADL 2-1294 for dermal itch may have greater efficacy and produce fewer side effects than existing medications. ADL 2-1294 may be prepared in different formulations for use in both the prescription and over-the-counter drug markets. Data from the CDC indicate that there are 14 million annual cases of chronic dermal itch that we believe will comprise our potential patient population for a dermal ADL 2-1294 anti-itch product.

      Development stage. Based in part on preliminary data generated in our Phase I trials, an affiliate of SmithKline Beecham licensed the rights to develop and market ADL 2-1294 formulations for a topical ADL 2-1294 dermal anti-itch product.

 Joint pain

      Joint pain after arthroscopic surgery limits mobility and recovery. Injection of morphine into a joint can reduce pain and speed recovery from arthroscopic surgery. ADL 2-1294 demonstrated analgesic efficacy in preclinical studies of joint pain. We have incorporated ADL 2-1294 into two prototypic formulations suitable for delivery to joints following surgical procedures. These formulations may also provide benefits after injection into painful inflamed joints as an alternative to cortisone therapy. In addition, preclinical safety studies found no dose-limiting side effects that would prevent advancement into clinical development. Recent market research indicates that, in the United States, there are 1.1 million outpatient arthroscopic knee surgical procedures and 2.7 million patients who receive local injections of corticosteroids for joint pain that we believe will comprise our potential patient population for a long acting analgesic ADL 2-1294 injectable product.

      Development stage. This product is in preclinical development.

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

Centrally-Active Oral Analgesics

      We expect centrally-acting narcotics to be more effective than peripheral opioid analgesics in a number of non-inflammatory painful conditions such as nerve damage or neuropathic pain as well as most cancer pain. However, morphine and other narcotics have dose-limiting side effects that limit their effectiveness. One of our longer-term goals is to use our technology to create centrally-acting opioid analgesics with significantly fewer side effects or greater efficacy to more effectively treat non-inflammatory indications that would be particularly responsive to opioid analgesics. We are developing two opioid combination products that we expect to have fewer side effects than currently marketed centrally-acting narcotic analgesics. In addition, we are researching a non-narcotic centrally acting analgesic. We believe these products will provide significant advances on current narcotic therapy.

ADL 8-2698 Combination With Narcotic Opioid Analgesic

 GI side effect-free narcotic

      Acute nausea or vomiting occurs in up to 33% of patients who receive oral narcotic analgesics and in up to 80% of patients who receive injectable narcotics following surgery or trauma. This is due in part to direct effects of narcotics on the GI tract. Data from one of our Phase I clinical trials suggested that ADL 8-2698 may reduce the severity of nausea caused by morphine. We believe that a single capsule combining both ADL 8-2698 and a short acting oral narcotic analgesic, in a fixed dose, will produce a new narcotic analgesic combination product that produces less nausea and vomiting than currently available narcotic analgesics.

      Market research shows that there were 34 million units of oral prescription narcotics sold at the wholesale level in 1999 that were intended for the treatment of acute or chronic pain, each of which contained sufficient medication for one to 20 prescriptions at the retail level.

      Development stage. A Phase I clinical trial suggested a trend for reduced severity of morphine-induced nausea, but the difference was not statistically significant (P=0.07). Data from our Phase II post-surgical ileus trial showed a trend towards reduction of opioid-induced nausea (P=0.09) and a statistically significant reduction in post-surgical vomiting (P=0.02), with no vomiting occurring in patients treated with oral ADL 8-2698 and intravenous narcotic analgesics. We recently conducted a Phase I clinical trial to evaluate the ability of ADL 8-2698 to block morphine-induced nausea, but the amount of nausea experienced by both placebo and drug treated subjects in this trial was much lower than expected and insufficient to make any conclusions about the effectiveness of ADL 8-2698. We plan to repeat this study with a revised protocol designed to produce more narcotic-induced nausea in order to determine the effectiveness of ADL 8-2698 in reducing narcotic-induced nausea.

ADL 1-0386 Combination With Centrally-Acting kappa Opioid Analgesic

 Non-sedating kappa opioid analgesic

      Sedation and decreased mental function are dangerous side effects of current narcotics. Preclinical data indicate that ADL 1-0386 blocks the sedation produced by centrally active kappa opioid analgesics without blocking the analgesic effects of these drugs. It also blocks the sedation produced by some other classes of sedating drugs. Unlike our other analgesic and narcotic antagonist compounds, ADL 1-0386 does not stimulate or block brain or peripheral opioid receptors. We believe that a combination product containing ADL 1-0386 and a centrally-acting kappa opioid analgesic could be used in many instances where oral narcotic drugs are used to treat acute or chronic pain conditions, including non-inflammatory neuropathic or nerve damage pain and cancer pain.

      Development stage. This product candidate is in preclinical research.

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

 ADL 1-0449 Non-Narcotic Analgesic

      We recently identified a number of highly selective small molecule antagonists to the ORL-1 receptor in our preclinical drug discovery screening program that we believe could form the basis for a new type of non-narcotic analgesic. Our lead compound in this area is ADL 1-0449. Data from preclinical studies show that the recently discovered ORL-1 receptor plays a role in the transmission of pain and that antagonists, or blockers, at the ORL-1 receptor may be analgesic in conditions associated with inflammatory pain or nerve damage pain. We are attempting to optimize the properties of ADL 1-0449 and its analogs in our preclinical chemistry and pharmacology laboratories.

      Development stage. This product candidate is in preclinical research.

Commercialization Strategy

      We have developed a balanced commercialization strategy that combines utilizing strategic alliances with major pharmaceutical partners to access broad distribution networks or markets outside the United States, while maintaining commercial rights within the United States to certain focused distribution networks where a relatively small sales force can be effective. We intend to develop a sales and marketing management team and may use a contract sales force for marketing certain of our products to surgeons, hospitals, oncologists and pain management specialists.

      We pursue strategic relationships that are intended to offer us independence and flexibility in the development and commercialization of our products. We have chosen to license technology to major pharmaceutical companies that have broad marketing capabilities in therapeutic areas outside of our focus and to companies in geographic areas where we do not expect to have direct sales capabilities.

Our Strategic Relationships

 SmithKline Beecham Affiliate

      In July 1999, we licensed worldwide rights (excluding South Korea and North Korea) to the development and commercialization of our product candidate ADL 2-1294 to SB Pharmaco Puerto Rico Inc., an affiliate of SmithKline Beecham plc, for the topical indications of dermal pain and itch. We retain the prescription rights to ADL 2-1294 for certain topical dermal indications as well as rights outside the topical dermal field, including ophthalmic, mucosal, post-surgical and joint pain indications.

      Under the license agreement, we received a $500,000 up-front license fee. In the event that ADL 2-1294 receives regulatory approval in the United States, the European Union and Japan for a total of at least six clinical indications and is successfully launched commercially in prescription and over-the-counter forms in each of those jurisdictions, we would be entitled to up to $38.5 million of milestone payments prior to 2018. We could also earn additional milestone payments of up to $6.0 million in the event that an additional six indications using ADL 2-1294 are developed and approved for sale in the United States, the European Union or Japan. Achieving these milestones is subject to numerous uncertainties, including risks related to product development and testing, regulatory approval and market acceptance. In addition, we will receive royalties based on product sales, if any. SB Pharmaco will be responsible for all development costs.

      SB Pharmaco can terminate the agreement on a country by country basis, in its entirety, or on a product by product basis if it determines that the product is not marketable in a specified territory. Upon termination in this circumstance, all of the rights granted to SB Pharmaco under the license agreement in the relevant country or for the relevant product will terminate and revert to us.

      In connection with this collaboration, S.R. One, Limited, an affiliate of SmithKline Beecham purchased $2.5 million in series F mandatorily redeemable preferred stock, and we granted S.R. One a warrant to purchase shares of preferred stock convertible into an aggregate of 25,000 shares of common stock for an aggregate exercise price of $125,000. The warrant is currently exercisable and expires on the earlier to occur of the closing of an initial public offering of our shares of common stock or August 24, 2004. S.R. One also agreed to purchase an additional $500,000 of our capital stock upon the successful

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

completion of the second pivotal clinical trial for the first prescription or over-the-counter product candidate under our license agreement with SB Pharmaco.

 Santen Pharmaceutical Co., Ltd.

      On April 25, 2000, the Company entered into a license agreement with Santen Pharmaceutical Co., Inc. granting Santen an exclusive royalty bearing license to develop and sell products in the field of ophthalmic pain in all countries other than South and North Korea. Santen will pay Adolor royalties on annual net sales of the products. Santen will pay Adolor $1,000,000 when gross sales in major markets achieve $75,000,000 and an additional payment of $1,500,000 when aggregate sales achieved is $150,000,000. A $500,000 payment was paid to Adolor upon execution of agreement.

      We retain the exclusive right to market and sell products, if any, developed under the development and license agreement in the United States to hospitals for emergency room physicians, and we retain a co-exclusive right with Santen to market and sell products, if any, in the United States to hospitals other than for emergency room physicians.

      Under the development and license agreement, we will receive up to an aggregate $5.5 million from milestone payments upon the satisfaction of certain clinical and regulatory milestones. In addition, we will receive royalties based on product sales, if any, and may receive up to an aggregate $2.5 million in sales bonuses if Santen reaches certain sales targets.

      Santen can terminate the agreement for any reason upon 60 days written notice. If Santen terminates the license agreement, all of the rights granted to Santen will terminate and revert to us. In addition, we have the right to use Santen technology under terms negotiated in good faith.

 Roberts Laboratories Inc.

      In June 1998, we entered into a license agreement with Roberts Laboratories Inc. under which we licensed the compound that is the basis of our ADL 8-2698 product candidates. Roberts recently merged with Shire
Pharmaceuticals, plc. Roberts had licensed the compound from Eli Lilly and Company in November 1996. The license agreement affords us an exclusive worldwide license to make, use, sell or import the compound.

      Under the license agreement, we paid a $300,000 up-front license fee to Roberts, and Roberts is entitled to receive milestone payments upon the satisfaction of certain clinical and regulatory milestones. In addition, we are required to pay Eli Lilly a milestone payment on behalf of Roberts. Both Roberts and Eli Lilly will receive royalties based on product sales, if any. We will be responsible for all development costs. In 1999, we paid $300,000 to Roberts to exercise certain licensing rights as defined in the agreement. We may pay up to $1.9 million in additional future milestone payments under this agreement.

      Eli Lilly consented to the assignment by Roberts to us of Roberts' rights and obligations of Roberts' license agreement with Eli Lilly.

      The agreement expires upon the later of either the life of the last to expire of Lilly's patents encompassing the licensed compound or fifteen years from November 5, 1996. Upon expiration of the agreement, we will have a fully paid up license.

Other Relationships

      In November 1997, we entered into a license agreement with Kwang Dong Pharmaceutical Co., Ltd. relating to the development and commercialization in South Korea and North Korea of our product candidate ADL 2-1294 for the indication of topical dermal pain. In addition, in November 1997, we entered into a stock purchase agreement with Kwang Dong pursuant to which Kwang Dong purchased, for $1.2 million, 192,000 shares of our series D convertible preferred stock. The license agreement with

Kwang Dong provides for, among other things, our transfer to Kwang Dong of technology and data developed by us relating to the topical formulation of ADL 2-1294. We devoted significant internal efforts and expenditures to the development of a formulation for this indication. To date, we have not transferred sufficient technology under the license agreement to allow commercialization of ADL 2-1294 in South and North Korea. As a result, we do not anticipate material revenues under the license agreement in the foreseeable future. In July 1999, we entered into an agreement with SB Pharmaco for the worldwide (excluding South Korea and North Korea) development and commercialization of ADL 2-1294 for the topical indications of dermal pain and itch.

      We have licensed technology from academic institutions and entities including the University of California at Los Angeles, the University of California at San Diego, the University of Minnesota and Oregon Health Sciences University.

      We licensed from the University of California at Los Angeles the right to use cloned delta opioid receptors to discover new drugs. The term of the license agreement is tied to the lifetime of the valid and existing patents licensed under the agreement and is currently expected to expire in 2016.

      We licensed from the University of California at San Diego the right to develop and commercialize ADL 2-1294, loperamide, as a peripheral opioid analgesic for pain. The term of the license agreement is tied to the lifetime of the valid and existing patents licensed under the agreement and is currently expected to expire in 2015.

      We licensed from the University of Minnesota the right to develop and commercialize peripheral kappa opioid analgesics discovered at the University of Minnesota. The term of the license agreement is tied to the lifetime of the valid and existing patents licensed under the agreement and is currently expected to expire in 2017.

      We licensed from Oregon Health Sciences University the right to use the human orphanin FQ opioid receptor ligand in our research program. The license expires in 2015.

Competition

      Our success will depend, in part, upon our ability to achieve market share successfully at the expense of existing and established products in the relevant target markets. We believe that our ability to compete successfully is based on our technical expertise in peripheral opioid analgesia and our ability to maintain advanced scientific technologies, to develop a differentiated product pipeline, to obtain successful regulatory approval for novel pain management pharmaceuticals, and to sustain patent protection for our portfolio.

      Many companies currently sell either generic or proprietary narcotic formulations. In addition, a number of technologies are being developed to increase narcotic potency as well as to provide alternatives to narcotic analgesic therapy for pain management. Several of these technologies are in clinical trials or are awaiting approval from the FDA. Several potential competitors are developing new products for the treatment of narcotic bowel dysfunction.

      Merck KGaA is developing asimadoline (Phase II) as a peripherally selective kappa opioid analgesic for the treatment of pain associated with arthritis.

      The University of Chicago is sponsoring clinical studies of methylnaltrexone, a peripheral mu opioid receptor antagonist, under a physician-sponsored IND. We do not know of any commercial organization that is developing this product.

      There may be additional competitive products about which we are not aware.

Intellectual Property

      We seek United States and international patent protection for major components of our technology. We also rely on trade secret protection for certain of our confidential and proprietary

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

information, and we use license agreements both to access external technologies and assets and to convey certain intellectual property rights to others. Our commercial success will be dependent in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property portfolio.

      As of August 31, 2000, we owned or had rights, whether by geography, by field or otherwise, to approximately 40 issued patents, of which 23 are issued in the United States, and we owned 17 United States patent applications and numerous foreign patent applications relating to technologies used in our business.

      We have or have licensed patents and patent applications related to (i) ADL 2-1294, (ii) peripheral kappa analgesics, (iii) ADL 8-2698 and (iv) opioid receptors and ligands. The patents related to ADL 2-1294 expire between 2015 and 2018. The patents related to kappa receptor analgesics expire between 2016 and 2019. The patents related to ADL 8-2698 expire between 2011 and 2013. The patents related to opioid receptors and ligands expire in 2016. These expiration dates are all based on the presumption that the applicable maintenance fees are paid and the patents are not held to be invalid.

      The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including ours, are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:

     . the pending patent applications to which we have rights may not result in issued patents;

     . the claims of any patents which are issued may not provide meaningful protection;

     . we may not be successful in developing additional proprietary technologies that are patentable;

     . patents licensed or issued to us or our customers may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

     .  others may have patents that relate to our technology or business.

      In addition, patent law relating to the scope of claims in the technology field in which we operate is still evolving. The degree of future protection for some of our rights, therefore, is uncertain. Furthermore, others may independently develop similar or alternative technologies, duplicate any of our technologies, and if patents are licensed or issued to us, design around the patented technologies licensed to or developed by us. In addition, we could incur substantial costs in litigation if we have to defend ourselves in patent suits brought by third parties or if we initiate such suits.

      Enactment of legislation implementing the General Agreement on Tariffs and Trade has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of 17 years from the date of issuance. The new term of United States patents will commence on the date of issuance and terminate 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a 20-year term from the effective date of filing may result in a substantially shortened period of patent protection which may harm our patent position. If this change results in a shorter period of patent coverage, our business could be harmed to the extent that the duration and level of the royalties we are entitled to receive from our partners are based on the existence of a valid patent covering the product subject to the royalty obligation.

      With respect to proprietary know-how that is not patentable and for processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. We believe that several elements of our drug discovery system involve proprietary know-how, technology or data that are not covered by patents or patent applications. We have taken security

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

measures to protect our proprietary know-how and technologies and confidential data and continue to explore further methods of protection. While we require all employees, consultants and potential business partners to enter into confidentiality agreements, we cannot be certain that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can meaningfully protect our trade secrets. In the case of arrangements with our potential business partners that require the sharing of data, our policy is to make available to our potential business partners only such data as is relevant to our agreements with such customers, under controlled circumstances, and only during the contractual term of those agreements, and subject to a duty of confidentiality on the part of our customer. However, such measures may not adequately protect our data. Any material leak of confidential data into the public domain or to third parties may cause our business, financial condition and results of operations to be harmed.

      We are a party to various license agreements that give us rights to use technologies and biological materials in our research and development processes. We may not be able to maintain such rights on commercially reasonable terms, if at all. Failure by us to maintain such rights could harm our business.

Manufacturing

      We own no manufacturing facilities. We contract with qualified third parties for the manufacture of bulk active pharmaceutical ingredients and production of clinical/commercial supplies. The ingredients and supplies comply with current good manufacturing practices procedures reviewed by the FDA (cGMPs). We have entered into an agreement with Oread Laboratories, Inc. under which Oread is manufacturing the ADL 8-2698 active pharmaceutical ingredient. We have also engaged Torcan Chemical Ltd. for production of clinical and commercial supplies of ADL 8-2698 for backup or expansion of our commercial manufacturing program.

      We have contracted with Pharmaceutics International Inc. for supply of finished product and packaging of ADL 8-2698.

      We maintain confidentiality agreements with potential and existing contract manufacturers for both active drug and formulated product in order to protect our proprietary rights. Earlier stage new chemical entities are synthesized in our laboratories, and scaleup quantities and good manufacturing practices materials for preclinical toxicology evaluations are conducted by qualified third parties in strict compliance with cGMPs.

Government Regulation

      In the United States, pharmaceutical products intended for therapeutic or diagnostic use in humans are subject to rigorous FDA regulation. The process of completing clinical trials and obtaining FDA approvals for a new drug is likely to take a number of years and require the expenditure of substantial resources. There can be no assurance that any product will receive FDA approval on a timely basis, if at all.

 The drug approval process

      The usual steps required before a new pharmaceutical product for use in humans may be marketed in the United States include:

     .  preclinical studies,

     .  submission to the FDA of an Investigational New Drug application
        (IND), which must become effective before human clinical trials commence,

     . adequate and well-controlled human clinical trials to establish the safety and efficacy of the product,

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

     .  submission to the FDA of a New Drug Application (NDA), and

     . FDA approval of the NDA prior to any commercial sale or shipment of the product.

      Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as preclinical studies, to assess the potential safety and efficacy of the product. The results of the preclinical studies are submitted to the FDA as a part of an IND and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to, or otherwise responds to, an IND submission, the IND becomes effective 30 days following its receipt by the FDA.

      Human clinical trials are typically conducted in three sequential phases that may overlap:

     . Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In addition, it is sometimes possible to assess efficacy in Phase I trials for analgesia.

     . Phase II: This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

     . Phase II/III: Data from Phase II clinical trials can be considered to fulfill Phase III criteria in certain situations. This can occur when a dose tested in a Phase II study is proven to be the optimal dose and this dose is also statistically more effective than placebo. Classification of the data as Phase III can only be determined after the study is complete, the data analyzed and presented to the FDA for review.

     . Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

      Scientists use statistical techniques to compare responses produced by drugs versus placebos in clinical trials of drug effectiveness. Statistical analyses estimate the probability that a positive effect is actually produced by the drug. This probability is expressed as a "P-value" which refers to the likelihood that a drug response occurred just "by chance." When a P-value is reported as P(less than)0.05, the probability that the drug produced its effect "by chance" is less than 5% and the probability that the drug produced a reproducible positive effect is greater than 95%. When a P-value is reported as P(less than)0.01, the probability that the drug produced the positive effect is greater than 99%. These values are reported in several instances above to indicate how certain we are that we have obtained beneficial responses in our clinical drug trials. P-values greater than 0.05 and equal to or less than 0.10 are generally not considered statistically significant by themselves but may indicate a strong trend in data that provide support for further clinical research.

 Efficacy studies for analgesics

      Analgesic efficacy can initially be assessed in Phase I clinical trials. Human experimental pain models represent an important link between preclinical research and clinical trials in patients. We use validated human experimental pain models, such as the burn pain model, to evaluate efficacy of our products during some of our Phase I clinical trials. Historical results from preclinical and earlier clinical trials may not be predictive of the results of later trials.

      For analgesic drugs, Phase II efficacy studies have sometimes served as pivotal studies. Phase III studies for these products normally focus greater attention on safety in larger patient populations rather than on efficacy. There can be no assurance that Phase I, Phase II, or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of our products subject to such testing. Furthermore, the FDA may suspend clinical trials at any time if there is concern that the participants are being exposed to an unacceptable health risk.

      The results of pharmaceutical development, preclinical studies, and clinical trials are submitted to the FDA in the form of an NDA for approval of the marketing and commercial shipment of the product. The FDA may require additional testing or information before approving the NDA. The FDA may deny an NDA approval if safety, efficacy, or other regulatory requirements are not satisfied. Moreover, if regulatory approval of the product is granted, such approval may require post-marketing testing and surveillance to monitor the safety of the product or may entail limitations on the indicated uses for which the product may be marketed. Finally, product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

Other regulatory requirements

      The FDA mandates that drugs be manufactured in conformity with GMP regulations. If approval is granted, requirements for labeling, advertising, record keeping and adverse experience reporting will apply. Failure to comply with these requirements could result, among other things, in suspension of regulatory approval, recalls, injunctions or civil or criminal sanctions. We may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act, national restrictions on technology transfer, and import, export, and customs regulations. In addition, any of our products that contains one of our product candidates in combination with narcotics will be subject to DEA regulations relating to manufacturing, storage, distribution and physician prescribing procedures. There can be no assurance that any portion of the regulatory framework under which we currently operate will not change and that such change will not have a material adverse effect on our current and anticipated operations.

      Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries. The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for FDA approval.

      The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. A pharmaceutical product may be "scheduled" as a Schedule I, II, III, IV or V substance, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest.

Employees

      As of August 31, 2000, we had 47 full-time employees and 2 part-time employees, including 14 employees with Ph.D. or M.D. degrees. Thirty-eight of our employees are engaged in research and development activities at our laboratory facility. Most of our senior management and professional employees have had prior experience in pharmaceutical or biotechnology companies. None of our employees is covered by collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

      We currently occupy 24,340 square feet of leased office and laboratory space in Malvern, Pennsylvania. The lease expires in November 2001, and we have an option to renew the lease. We have also leased approximately 20,000 square feet of additional office space in Exton, Pennsylvania to accommodate our product development and administrative staff. We believe that these two facilities will be adequate to meet our near-term space requirements and that suitable additional space will be available to use, when needed, on commercially reasonable terms.

Legal Proceedings

      We are not a party to any legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

      The following table provides information regarding our directors and executive officers:

Name                     Age                          Title
----                     ---                          -----
John J. Farrar..........  56 President, Chief Executive Officer and Director
Randall L. Carpenter....  46 Vice President, Clinical Research & Development
Deanne D. Garver........  42 Vice President, Preclinical Development and
                             Projects Management
Linda Y. Harver.........  48 Vice President, Regulatory Affairs and Quality Assurance
Alan L. Maycock.........  58 Vice President, Exploratory Research and Drug Discovery
Gwen A. Melincoff.......  48 Vice President, Business Development
Andrew D. Reddick.......  48 Senior Vice President of Commercial Operations and Chief
                             Operating Officer
Peter J. Schied.........  58 Vice President, Chief Financial Officer and Secretary
William K. Schmidt......  50 Vice President, Technical Affairs
Frank Baldino, Jr.(2)...  47 Director
Ellen M. Feeney(1)......  40 Director
Paul Goddard............  51 Director
David M. Madden(1)......  37 Director
C. Christopher
 Moller(1)..............  46 Director
Claude H. Nash(2).......  57 Director
Robert T. Nelsen(2).....  37 Director

--------
(1) Member of the audit committee.
(2) Member of the compensation committee.

      John J. Farrar, Ph.D. Dr. Farrar joined us as our President, Chief Executive Officer and a Director in November 1994. Previously, Dr. Farrar was Senior Vice President and Director of Biological Research at the Research Division of Sterling Winthrop Pharmaceuticals, and had responsibility for approximately 225 scientists conducting drug discovery research. Prior to that, Dr. Farrar was Group Director of Biological Research at Hoffman-La Roche and oversaw research programs in the areas of immunology, cancer and virology. Dr. Farrar received a B.A. in Zoology and an M.S. in Microbiology from Miami University and a Ph.D. in Microbiology/Immunology from the University of Notre Dame.

      Randall L. Carpenter, M.D. Dr. Carpenter joined us as our Vice President of Clinical Research & Development in November 1998. From April 1997 to November 1998, he was Director and Associate Director of Clinical Research, Astra, U.S.A. and Astra Pain Control, Sweden, and was responsible for the Anesthesia, Pain Management and Intensive Care divisions where he supervised a portfolio of 23 drugs and was medically responsible for 19 clinical trials, two NDAs and seven supplemental NDAs. From November 1994 to April 1997, Dr. Carpenter was an Associate Professor in the Department of Anesthesia at the Bowman Gray School of Medicine of Wake Forest University. Dr. Carpenter holds an adjunct faculty position in the Department of Anesthesiology at Duke University Medical Center. Dr. Carpenter received an M.D. from the University of Michigan Medical School. We have entered into an agreement with Dr. Carpenter under which he will remain with us through March 31, 2000 on a full-time basis and thereafter will be available to consult with us on a part-time basis until September 14, 2001.

      Deanne D. Garver, Ph.D. Dr. Garver joined us as our Vice President, Preclinical Development and Projects Management in July 1998. From March 1995 to July 1998, she was Associate Project Director, Cardiopulmonary Project Management, at SmithKline Beecham Pharmaceuticals, where she led project teams through clinical trials in Phases I-III and was responsible for development strategy and operational plans for therapeutic approaches to asthma and chronic obstructive pulmonary disease and for anticoagulation drugs. Dr. Garver received a B.A. in Biology and Chemistry from the College of Notre

Dame of Maryland and a Ph.D. in Medicinal Chemistry from the Medical College of Virginia at Virginia Commonwealth University.

      Linda Y. Harver, J.D. Ms. Harver joined us as our Vice President, Regulatory Affairs and Quality Assurance in June 2000. From November 1999 to June 2000, she was Vice President of Regulatory Affairs of IBAH, Inc., a contract research organization. From November 1996 to November 1999, she was Vice President of Regulatory Affairs of IBEX Technologies, a biopharmaceutical firm. She held positions of increasing responsibility in Regulatory Affairs for Sanofi, Inc., a pharmaceutical company, from August 1987 to November 1996. Ms. Harver has directed regulatory submissions and strategies for multiple therapeutic areas. Ms. Harver received a B.S. in Pharmacy from the Medical College of Virginia, an M.B.A. from the University of Richmond and a J.D. from Widener University.

      Alan L. Maycock, Ph.D. Dr. Maycock joined us as our Vice President of Exploratory Research and Drug Discovery in January 1995. From April 1988 to January 1995, Dr. Maycock worked at the Research Division of Sterling Winthrop Pharmaceuticals, where, during the last year of his employment he was Senior Director of Biochemistry and directed drug discovery programs targeted at specific enzymes and receptors in several therapeutic areas, including inflammation, the central nervous system and immunomodulation. From 1974 to 1988, Dr. Maycock held various positions at Merck Sharp & Dohme Research Laboratories, most recently as Associate Director of Inflammation Research. Dr. Maycock received a B.A. in Chemistry from Harvard College and an M.S. and Ph.D. in Organic Chemistry from MIT.

      Gwen A. Melincoff. Ms. Melincoff joined us as our Vice President, Business Development in January 1999. From October 1994 to January 1999, she was Director of Business Development at NanoSystems, a subsidiary of Eastman Kodak and, after October 1998, a division of Elan Corporation, plc, where she was responsible for identifying and implementing the marketing and business development strategies. Ms. Melincoff received a B.S. in Biology from George Washington University and a M.S. in Management--Health Care Administration from Penn State University.

      Andrew D. Reddick. Mr. Reddick joined us as our Senior Vice President of Commercial Operations and Chief Operating Officer in April 2000. From July 1999 to April 2000, Mr. Reddick was President of Faulding Laboratories, Inc., the branded pharmaceutical division of Faulding, Inc., which is a wholly-owned U.S. subsidiary of F.H. Faulding and Co. Limited. Starting in August 1996, Mr. Reddick held executive and senior-level management positions in marketing, sales and business development with Faulding, Inc. From July 1995 to July 1996, Mr. Reddick was President and Director of Endeavor Pharmaceuticals Inc., a privately-held emerging pharmaceutical company. Mr. Reddick received a B.A. in Biology from the University of California, Santa Barbara, and an M.B.A. from Duke University.

      Peter J. Schied. Mr. Schied joined us as our Vice President, Chief Financial Officer and Secretary in June 1997. From March 1993 to May 1997, he was Chief Financial Officer and Vice President of Finance for Transcell Technologies, Inc., a healthcare services company. Mr. Schied previously held senior level finance positions for healthcare companies including Greenwich Pharmaceuticals, Inc., Foster Medical Corporation, Rorer Group, Inc., International Division and Bristol-Myers Company, International Division. Mr. Schied received a B.S. in Engineering and an M.B.A. in Finance and International Business from Drexel University.

      William K. Schmidt, Ph.D. Dr. Schmidt joined us as our Vice President, Technical Affairs in July 2000 after serving as a Scientific Advisory Consultant to our company since February 1998. From August 1995 to June 2000, Dr. Schmidt was President and Chief Executive Officer of NorthStar Research & Development, Ltd., a startup biopharmaceutical company with an interest in developing novel pain management pharmaceutical products. From 1978 to August 1995, Dr. Schmidt held several senior research positions with DuPont Pharmaceuticals and The DuPont Merck Pharmaceutical Company, where he helped to discover and develop several analgesic and opioid antagonist drugs which are on the market or in advanced clinical development by other pharmaceutical companies. Dr. Schmidt received an A.B. in

Biochemistry from the University of California, Berkeley, and a Ph.D. in Pharmacology from the University of California, San Francisco.

      Frank Baldino, Jr., Ph.D. Dr. Baldino joined us as a Director in March 1996. Dr. Baldino is the founder of Cephalon, Inc., a biotechnology company involved in the development of therapeutics for neurological disorders, sleep disorders and cancer. He has served as President, Chief Executive Officer and a Director of Cephalon since that company's inception in 1987. Dr. Baldino holds adjunct academic appointments, including Adjunct Professor of Pharmacology at Temple University Medical School, Adjunct Professor of Physiology and Biophysics and Adjunct Professor of Neurology at Hahnemann University Hospital. He currently serves as a Director of ViroPharma, Inc., Pharmacopeia, Inc., The Jackson Laboratory and the Biotechnology Industry Organization. Dr. Baldino received a Ph.D. in Pharmacology from Temple University and a B.S. in Biology from Muhlenberg College.

      Ellen M. Feeney. Ms. Feeney joined us as a Director in November 1994. Ms. Feeney is a private investor who focuses on investments in the life sciences area. From 1989 to 1999, she was a General Partner of Weiss, Peck & Greer Venture Partners. Prior to that, she was a partner of Hambrecht & Quist Life Science Ventures. She serves as a Director of several privately-held companies. Ms. Feeney received a B.S. in Biology from Duke University and an M.S. in Human Genetics from the University of California.

      Paul Goddard, Ph.D. Dr. Goddard joined us as a Director in October 2000. Dr. Goddard has served as President and Chief Executive Officer of Elan Pharmaceuticals, a division of Elan PLC, since 1998. Dr. Goddard served as Chairman, Chief Executive Officer and Director of Neurex Corporation from 1991 through 1998. From 1976 through February 1991, Dr. Goddard was employed by SmithKline Beecham Corp. and its predecessors in various positions, most recently as Senior Vice President and Director, Japan-Pacific. He is also a Director of Onyx Pharmaceutical Inc. and Molecular Devices, Inc. Dr. Goddard received a Ph.D. in Aetiology and Epidemiology of Colon Cancer from St. Marys Hospital, University of London.

      David M. Madden. Mr. Madden joined us as a Director in January 2000. He has been a Managing Member of Pharmaceutical Partners, LLC, a private investment management firm specializing in the acquisition of royalty interests in pharmaceutical products, since 1997. From 1992 to 1995, Mr. Madden was President, Chief Executive Officer and a Director of Selectide Corporation, a development stage pharmaceutical company, that was acquired by Marion Merrill Dow in 1995. Mr. Madden was a consultant to Marion Merrill Dow during part of 1995. Mr. Madden has a B.S. in Electrical Engineering from Union College and an M.B.A. from Columbia University.

      C. Christopher Moller, Ph.D. Dr. Moller joined us as a Director in February 1996. Dr. Moller has been a Managing Director of TL Ventures since 1995, and its predecessor funds since 1990, where he works extensively with early-stage life sciences and bioinformatic companies providing business, technical and strategic consulting. Dr. Moller currently serves on the boards of Assurance Medical, eMerge Interactive, Inc., Genomics Collaborative, OraPharma, Inc., and Who? Vision Systems, Inc. and several privately-held companies. Dr. Moller has a B.A. in Chemistry from Pomona College and a Ph.D. in Immunology from the University of Pennsylvania.

      Claude H. Nash, Ph.D. Dr. Nash joined us as a Director in January 2000. He is Chairman of the Board of ViroPharma Incorporated, and he served as Chief Executive Officer, President and a Director of ViroPharma Incorporated from that company's inception in 1994 until August 2000. From 1983 to 1994, Dr. Nash served as Vice President, Infectious Disease and Tumor Biology at Schering-Plough Research Institute. Dr. Nash has a B.S. in Biology and Chemistry from Lamar University, an M.S. in Microbiology and a Ph.D. in Microbial Genetics and Biochemistry from Colorado State University.

      Robert T. Nelsen. Mr. Nelsen has been a Director since our inception. Since July 1994, he has served as a managing director of various venture capital funds associated with ARCH Venture Partners, including ARCH Venture Fund II, L.P., ARCH Venture Fund III, L.P. and ARCH Venture Fund IV, L.P. From April 1987 to July 1994, Mr. Nelsen was a Senior Manager at ARCH Development Corporation, a company affiliated with the University of Chicago, where he was responsible for new company formation. Mr. Nelsen serves on the board of directors of Caliper Technologies Corp., a publicly held lab-chip systems developer and manufacturer, and several privately-held companies. He received a B.S. in Biology and Economics from the University of Puget Sound and an M.B.A. from the University of Chicago.

Composition of Board of Directors

      Currently we have eight members on our Board of Directors. Each of our directors was elected in accordance with provisions of our Certificate of Incorporation. Ms. Feeney and Mr. Nelsen were nominated to our Board of Directors by holders of our series A mandatorily redeemable convertible preferred stock and Dr. Moller was nominated to our Board of Directors by holders of our series B mandatorily redeemable convertible preferred stock. Dr. Goddard was designated for nomination to our Board of Directors by holders of our series H mandatorily redeemable convertible preferred stock. Upon the closing of this offering the provisions of our Certificate of Incorporation pursuant to which Ms. Feeney, Mr. Nelsen and Drs. Goddard and Moller were elected will terminate.

Scientific Advisors

      We have established relationships with leading scholars in the fields of chemistry, molecular biology, pharmacology and preclinical development. Our scientific advisors consult on matters relating to the development of the products described elsewhere in this prospectus. Our scientific advisors are reimbursed for their reasonable expenses and may also receive options to purchase shares of our common stock. Our scientific advisors are:

                                                        Professional
   Advisor          University Affiliation              Concentration
   -------          ----------------------              -------------
   Thomas Burks,
    Ph.D.           University of Texas                 Opioid Pharmacology
   Jerry Collins,
    Ph.D.           Yale University                     Pharmacology
   Alan Cowan,
    Ph.D.           Temple University                   Pharmacology
   James Eisenach,
    M.D.            Wake Forest University              Pharmacology
   Mary Jeanne
    Kreek, M.D.     The Rockefeller University          Molecular Neurobiology
   Mark Wentland,
    Ph.D.           Rennselaer Polytechnic Institute    Chemistry
   Tony Yaksh,
    Ph.D.           University of California, San Diego Pharmacology
   Lei Yu, Ph.D.    University of Cincinnati            Molecular Biology

Clinical Advisors

      We have established relationships with leading scholars who consult on matters relating to clinical trial design, marketing and regulatory issues. Our clinical advisors are reimbursed for their reasonable expenses and may also receive options to purchase shares of our common stock. Our clinical advisors are:

   Advisor          University Affiliation       Professional Concentration
   -------          ----------------------       --------------------------
   James Eisenach,
    M.D.            Wake Forest University       Pain Management
   Rosemarie
    Fisher, M.D.    Yale University              Gastroenterology
   Thomas Garvey,   George Washington University Clinical Trial Design/FDA
    M.D.                                         Requirements
   Jerry Jaffe,
    M.D.            University of Maryland       Opioid Pharmacology/Addiction
   Henrik Kehlet,
    M.D., Ph.D.     Hvidovre University, Denmark Surgical Recovery/Outcome
   Mary Jeanne
    Kreek, M.D.     The Rockefeller University   Gastroenterology

Committees Of The Board

      The compensation committee reviews and makes recommendations to the Board regarding the compensation to be provided to our Chief Executive Officer and our directors. In addition, the compensation committee reviews compensation arrangements for our other executive officers and administers our equity compensation plans. The current members of the compensation committee are Drs. Baldino and Nash and Mr. Nelsen.

      The audit committee reviews and monitors our corporate financial reporting, external audits, internal control functions and compliance with laws and regulations that could have a significant effect on our financial condition or results of operations. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Ms. Feeney, Mr. Madden and Dr. Moller.

Compensation Committee Interlocks And Insider Participation

      Mr. Nelsen, a member of the board of directors of ARCH Venture Partners, is a member of our compensation committee. See "Certain Transactions" for a description of transactions between ARCH Venture Fund III, L.P., an affiliate of ARCH Venture Partners, and us.

Director Compensation And Other Arrangements

      We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. We also have granted stock options to each member of our board of directors.

Executive Compensation

      The following table sets forth the total compensation earned by our chief executive officer and each of our most highly compensated executive officers, other than the chief executive officer, who earned more than $100,000 during the fiscal year ended December 31, 1999.

                                  Annual                          Long-Term
                               Compensation                     Compensation
                             ----------------                 -----------------
                                                   Other      Shares Underlying
Name and Principal Position   Salary   Bonus  Compensation(1)      Options
---------------------------  -------- ------- --------------- -----------------
John J. Farrar.............. $211,319 $21,305     $ 7,210          110,502
  President, Chief Executive
   Officer and Director

Randall L. Carpenter........  183,462     --       25,723           28,100
  Vice President, Clinical
   Research & Development
   and Regulatory Affairs

Deanne D. Garver............  132,500   9,730         --            23,309
  Vice President,
   Preclinical Development
   and Projects Management

Alan L. Maycock.............  153,935     --          --            57,741
  Vice President,
   Exploratory Research and
   Drug Discovery

Peter J. Schied.............  158,222   6,948         --            46,809
  Vice President, Chief
   Financial Officer and
   Secretary

--------
(1) Consists of life insurance premiums paid by us for Dr. Farrar and temporary living expenses paid by us for Dr. Carpenter.

Employment agreements

      In October 1994, we entered into an at will employment agreement, an employment agreement that permits us to terminate the employee at any time, with Dr. Farrar in connection with which he purchased 453,280 shares of our common stock for $1,150. Under the terms of the employment agreement, either party can terminate the employment relationship at any time without any continuing obligation. Dr. Farrar is eligible for an annual performance bonus based on our attaining goals and objectives established by the Board of Directors. We will use all reasonable good faith efforts to allow Dr. Farrar the opportunity to maintain at least a 5% interest in the Company.

      Effective September 14, 2000, we entered into an agreement with Dr. Carpenter under which he will continue to serve as our Vice President, Clinical Research and Development until March 14, 2001 and thereafter as a part-time consultant to us until September 14, 2001. While he is our full-time employee, Dr. Carpenter is eligible to receive bonuses based on the attainment of certain performance objectives established by our Board of Directors. Dr. Carpenter is eligible for a $53,000 one-time bonus on the earlier of January 15, 2001 or five days following the termination of his employment prior to March 14, 2001 other than for cause. In October, we granted Dr. Carpenter options to purchase 20,000 shares of our common stock at an exercise price of $3.50 per share.

      In January 1995, we entered into an at will employment agreement with Dr. Maycock, in connection with which we granted him options to purchase 70,000 shares of our common stock at an exercise price of $.125 per share. Dr. Maycock is eligible for an annual performance bonus based on our attaining goals and objectives established by our Board of Directors. Under the terms of the employment agreement, either party can terminate the employment relationship at any time. Dr. Maycock is entitled to a $15,000 one-time severance payment if we terminate his employment with us, subject to certain qualifications with respect to the financial condition of Adolor.

      In May 1997, we entered into an at will employment agreement with Mr. Schied, in connection with which we granted him options to purchase 100,000 shares of our common stock at an exercise price of $.35 per share. We provide Mr. Schied with term life insurance equal to two times his base salary. Under the terms of the employment agreement, either party can terminate the employment relationship at any time. If we terminate Mr. Schied pursuant to a change of control or for any other reason other than just cause, we (or our successor) are obligated to continue to pay Mr. Schied at his then current base salary rate for six months following such termination. We may defer these severance payments in certain circumstances.

      In March 2000, we entered into an at will employment agreement with Mr. Reddick, in connection with which we granted him options to purchase 220,000 shares of our common stock at an exercise price of $2.50 per share. We anticipate we may record a total compensation charge over the four year vesting period of the option based on the fair value of our common stock on the date Mr. Reddick commences employment. Mr. Reddick receives a salary of $20,833 per month and will be eligible for an annual performance bonus based on our attaining goals and objectives established by our Board of Directors. Under the terms of the employment agreement, either party can terminate the employment relationship at any time. If we terminate Mr. Reddick pursuant to a change of control or for any other reason other than just cause, we (or our successor) are obligated to continue to pay Mr. Reddick at his then current base salary rate for nine months following such termination.

      We have granted options to purchase shares of our common stock to officers and other employees of ours, non-employee members of our Board of Directors and consultants. Our Board of Directors has determined the exercise price of each option granted by setting the price at a discounted level from the price per share of our most recently completed issuance of preferred securities. The following table contains information concerning grants of options to purchase shares of our common stock of each of the officers named in the summary compensation table during the year ended December 31, 1999.

Option Grants During the Year Ended December 31, 1999

                                                                                 Potential
                                                                                Realizable
                                                                             Value at Assumed
                                                                                  Annual
                                    Percentage                                Rates of Stock
                         Number of   of Total                                      Price
                         Securities  Options   Exercise                      Appreciation for
                         Underlying Granted to  Price                         Option Term(2)
                          Options   Employees    (per    Market  Expiration -------------------
Name                      Granted    in 1999    Share)  Price(1)    Date        5%       10%
------------------------ ---------- ---------- -------- -------- ---------- --------- ---------
John J. Farrar..........   96,000     24.50%    $0.38    $15.00    1/15/09  2,309,608 3,698,989
                            1,188                0.38     15.00    5/21/09     28,581    45,775
                            3,161                0.65     15.00    8/31/09     75,179   120,828
                              713                0.65     15.00    9/28/09     16,953    27,269
                            9,440                1.50     15.00   11/15/09    216,496   353,121
Randall L. Carpenter....   15,000      6.24     $0.38    $15.00    1/15/09    360,878   577,967
                            1,376                0.38     15.00    5/21/09     33,104    53,019
                            2,414                0.65     15.00    8/31/09     57,408    92,343
                            1,034                0.65     15.00    9/28/09     24,606    39,580
                            8,276                1.50     15.00   11/15/09    189,792   309,566
Deanne D. Garver........   15,000      5.17     $0.38    $15.00    1/15/09    360,878   577,967
                              688                0.38     15.00    5/21/09     16,552    26,509
                            5,977                0.65     15.00    7/27/09    142,153   228,657
                            1,322                0.65     15.00    8/31/09     31,442    50,575
                              322                0.65     15.00    9/28/09      7,658    12,318
Alan L. Maycock.........    7,467     12.81     $0.38    $15.00     1/1/09    179,635   287,697
                           45,000                0.38     15.00    1/15/09  1,082,629 1,733,901
                            1,917                0.38     15.00    5/21/09     46,130    73,880
                            2,644                0.65     15.00    8/31/09     62,879   101,142
                              713                0.65     15.00    9/28/09     16,953    27,269
Peter J. Schied.........   35,000     10.39     $0.38    $15.00    1/15/09    842,045 1,348,590
                            1,198                0.38     15.00    5/21/09     28,827    46,168
                            6,852                0.65     15.00     6/2/09    162,974   262,146
                            3,017                0.65     15.00    8/31/09     71,764   115,434
                              742                0.65     15.00    9/28/09     17,638    28,371

--------
(1) There was no public market for our shares of common stock during 1999. For purposes of this table, $15.00, which is our initial public offering price per share, has been assumed to be the market price at the date of grant.
(2) Amounts in these columns represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by U.S. federal securities rules and do not represent our estimate or projection of our future common stock prices. Actual gains, if any, on stock option exercises depend on our future performance and overall stock market conditions. The amounts reflected in the table may be more or less than the amounts actually achieved.

      The following table contains information concerning stock options to purchase common stock held as of December 31, 1999 by each of the officers named in the summary compensation table who have stock options.

Year-End December 31, 1999 Option Values

                                                    Number of Securities
                                                   Underlying Unexercised   Value of Unexercised In-
                           Shares                  Options at Fiscal Year     The Money Options at
                         Acquired on                         End                 Fiscal Year-End
                          Exercise      Value     ------------------------- -------------------------
          Name               (#)     Realized ($) Exercisable Unexercisable Exercisable Unexercisable
------------------------ ----------- ------------ ----------- ------------- ----------- -------------
John J. Farrar..........       0           0        77,879       80,785     $1,141,706   $1,173,806
Randall L. Carpenter....       0           0        25,328       62,769     $  367,509   $  912,034
Deanne D. Garver........       0           0        25,902       47,402     $  378,169   $  693,017
Alan L. Maycock.........       0           0        89,430       37,832     $1,319,987   $  505,814
Peter J. Schied.........       0           0        88,350       69,809     $1,291,677   $1,020,608

      On January 13, 2000, we granted stock options to purchase an aggregate of 526,600 shares of our common stock to certain of our employees. Drs. Farrar, Carpenter, Garver and Maycock and Mr. Schied received options to purchase 192,000, 96,000, 30,000, 32,000, and 38,000 shares respectively. These options have a weighted average exercise price of $2.25 per share, vest in equal installments over four years, and expire on the tenth anniversary of the date of grant.

      On May 15, 2000, we granted stock options to purchase an aggregate of 41,428 shares of our common stock to certain of our employees. Drs. Farrar, Carpenter, Garver and Maycock and Mr. Schied received options to purchase 1,984, 1,680, 560, 1,120 and 1,260 shares respectively. These options have a weighted average exercise price of $2.50 per share.

      On July 21, 2000, we granted stock options to purchase an aggregate of 531,800 shares of our common stock to certain of our employees. Drs. Farrar, Carpenter, Garver and Maycock and Mr. Schied received options to purchase 180,000, 42,000, 30,000, 30,000, and 42,000 shares respectively. These options have a weighted average exercise price of $3.50 per share, vest in equal installments over four years, and expire on the tenth anniversary of the date of grant.

      In September 2000, we granted options to purchase an aggregate of 22,141 shares of our common stock to certain of our employees. Drs. Farrar, Carpenter, Garver and Maycock and Mr. Schied received options to purchase 2,891, 1,928, 1,205, 2,651 and 1,446 shares respectively. These options have a weighted average exercise price of $3.50 per share, vest immediately, and expire on the tenth anniversary of the date of grant.

Employee Benefit Plans

Amended and Restated 1994 Equity Compensation Plan

      We adopted the Amended and Restated 1994 Equity Compensation Plan, effective as of February 4, 2000. Under the plan, we are authorized to grant options to eligible individuals for up to a total of 3,550,000 shares of our common stock. The plan authorizes us to grant either options intended to constitute incentive stock options under the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Under the plan, the compensation committee of the Board of Directors or the Board of Directors will determine the exercise price of each option granted, provided that the minimum exercise price is equal to the fair market value of the underlying stock on the date the option is granted. The maximum term of any option will be ten years from the date of grant. Options granted will be exercisable at the determination of the compensation committee of the Board of Directors or the Board of Directors, and the options will vest according to the vesting schedule which shall be determined by the Board or the compensation committee. Within any one-year period, an employee may not receive options to purchase more than 1,000,000 shares of our common stock.

      Eligibility. Officers and other employees of ours, non-employee members of the Board, and consultants are eligible to participate in the plan and receive non-qualified stock options. Under the plan, only our officers and other employees are eligible to receive incentive stock options.

      Change in Control. The plan includes the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

      In a merger or consolidation, sale of all or substantially all assets, sale of all or a majority of the outstanding stock, liquidation or dissolution or any similar transactions, unless otherwise provided in an optionee's grant letter, the vesting and exercisability of all options that are outstanding and unexercised as of such change of control, to the extent unvested, and any unvested shares held by an optionee will be accelerated such that all outstanding options are fully vested and exercisable and all shares held by an optionee are fully vested, and, if Adolor does not survive any such transaction Adolor shall, if Adolor does not cash-out all outstanding options, require the successor corporation to assume all outstanding options and to substitute such options with awards involving the common stock of such successor corporation on terms and conditions necessary to preserve the rights of optionees with respect to such options. The compensation committee or the Board, in its sole discretion, may require the cancellation of all outstanding vested options in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the common stock underlying the unexercised portion of the option as of the date of the change of control over the option price of such portion.

Federal Tax Consequences of Stock Options.

      In general, neither the grant nor the exercise of an incentive stock option will result in taxable income to an option holder or a deduction to us. To receive special tax treatment as an incentive stock option under the Internal Revenue Code as to shares acquired upon exercise of an incentive stock option, an option holder must neither dispose of such shares within two years after the incentive stock option is granted nor within one year after the exercise of the option. In addition, the option holder must be an employee at all times between the date of grant and the date three months, or one year in the case of disability, before the exercise of the option. Special rules apply in the case of the death of the option holder. Incentive stock option treatment under the Internal Revenue Code generally allows the sale of our common stock received upon the exercise of an incentive stock option to result in any gain being treated as a capital gain to the option holder, but we will not be entitled to a tax deduction. However, the exercise of an incentive stock option, if the holding period rules described above are satisfied, will give rise to income includable by the option holder in his or her alternative minimum tax in an amount equal to the excess of the fair market value of the stock acquired on the date of the exercise of the option over the exercise price.

      If the holding rules described above are not satisfied, gain recognized on the disposition of the shares acquired upon the exercise of an incentive stock option will be characterized as ordinary income. Such gain will be equal to the difference between the exercise price and the fair market value of the shares at the time of exercise. Special rules may apply to disqualifying dispositions where the amount realized is less than the value at exercise. We will generally be entitled to a deduction equal to the amount of such gain included by an option holder as ordinary income. Any excess of the amount realized upon such disposition over the fair market value at exercise will generally be long-term or short-term capital gain depending on the holding period involved. Notwithstanding the foregoing, in the event that the exercise of the option is permitted other than by cash payment of the exercise price, various special tax rules may apply.

      No income will be recognized by an option holder at the time a non-qualified stock option is granted. Generally, ordinary income will, however, be recognized by an option holder at the time a vested non-qualified stock option is exercised in an amount equal to the excess of the fair market value of the underlying common stock on the exercise date over the exercise price. We will generally be entitled to a deduction for federal income tax purposes in the same amount as the amount included in ordinary income by the option holder with respect to his or her non-qualified stock option. Gain or loss on a subsequent sale or other disposition of the shares acquired upon the exercise of a vested non-qualified stock option will be measured by the difference between the amount realized on the disposition and the tax basis of such shares, and will generally be long-term capital gain depending on the holding period involved. The tax basis of the shares acquired upon the exercise of any non-qualified stock option will be equal to the sum of the exercise price of such non-qualified stock option and the amount included in income with respect to such option. Notwithstanding the foregoing, in the event that exercise of the option is permitted other than by cash payment of the exercise price, various special tax rules apply.

      Unless the holder of an unvested non-qualified stock option makes an 83(b) election as described below, there generally will be no tax consequences as a result of the exercise of an unvested option until the stock received upon such exercise is no longer subject to a substantial risk of forfeiture or is transferable. Generally, when the shares have vested, the holder will recognize ordinary income, and we will be entitled to a deduction, equal to the difference between the fair market value of the stock at such time and the exercise price paid by the holder for the stock. Subsequently realized changes in the value of the stock generally would be treated as long-term or short-term capital gain or loss, depending on the length of time the shares were held prior to disposition of such shares. In general terms, if a holder were to make an 83(b) election under Section 83(b) of the Internal Revenue Code upon the exercise of the unvested option, the holder would recognize ordinary income on the date of the exercise of such option, and we would be entitled to a deduction, equal to:

     . the fair market value of the stock received pursuant to such exercise as though the stock were not subject to a substantial risk of forfeiture or transferable, minus

     .  the exercise price paid for the stock.

      If an 83(b) election were made, there would generally be no tax consequences to the holder upon the vesting of the stock, and all subsequent appreciation in the stock would generally be eligible for capital gains treatment.

      Additional special tax rules may apply to those option holders who are subject to the rules set forth in Section 16 of the Securities Exchange Act of 1934. The foregoing tax discussion is a general description of certain expected federal income tax results under current law, and all affected individuals should consult their own advisors if they wish any further details or have special questions.

      Section 162(m). Section 162(m) of the Internal Revenue Code may preclude us from claiming a federal income tax deduction if we pay total remuneration in excess of $1 million to the chief executive officer or to any of the other four most highly compensated officers in any one year. Total remuneration would generally include amounts received upon the exercise of stock options granted under the plan and the value of shares received when restricted shares become transferable or such other time when income is recognized. An exception does exist, however, for performance-based compensation which includes amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The Amended and Restated 1994 Equity Compensation Plan is intended to make grants of stock options and stock appreciation rights that meet the requirements of performance-based compensation. Other awards have been structured with the intent that such awards may qualify as such performance based compensation if so determined by the compensation committee.

                             PRINCIPAL STOCKHOLDERS

      Execpt as otherwise set forth below, the following table sets forth certain information regarding beneficial ownership of our common stock as of August 31, 2000, and as adjusted to reflect the sale of shares offered hereby, and by:

     . each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock,

     . each of our directors and our executive officers named in the summary compensation table and

     .  all of our executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise noted, we believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include shares of common stock issuable upon the exercise of options or warrants exercisable within 60 days of August 31, 2000, which are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person.

                                                           Percent of Shares
                                                              Outstanding
                                                          --------------------
5% Beneficial Owners, Directors,        Number of Shares
Nominees for Director, Named Officers  Beneficially Owned Before the After the
Before the Offering                    After the Offering  Offering  Offering
-------------------------------------- ------------------ ---------- ---------
Entities Affiliated with MPM
 Capital(1)...........................     2,352,940        11.29%     8.76%
Robert T. Nelsen(2)...................     2,263,633        10.86      8.43
Entities Affiliated with Alta
 Partners(3)..........................     2,263,286        10.86      8.43
WPG Venture Partners III, L.P.(4).....     2,204,761        10.57      8.21
Falcon Technology Partners L.P.(5)....     1,845,238         8.85      6.87
Technology Leaders Management,
 Inc.(6)..............................     1,567,833         7.52      5.84
Christopher Moller(7).................     1,567,833         7.52      5.84
ARCH Venture Fund III, L.P.(8)........     1,494,584         7.17      5.57
S.R. One, Limited(9)..................     1,392,833         6.68      5.19
John J. Farrar(10)....................       828,168         3.97      3.08
Alan L. Maycock(11)...................       261,689         1.26        *
Andrew D. Reddick(12).................        25,541            *        *
Peter J. Schied(13)...................       161,983            *        *
William K. Schmidt(14)................        17,900            *        *
Linda Y. Harver(15)...................         5,041            *        *
Randall L. Carpenter(16)..............       143,846            *        *
Deanne D. Garver(17)..................        73,750            *        *
Gwen A. Melincoff(18).................        66,442            *        *
Frank Baldino, Jr.(19)................        20,000            *        *
Ellen M. Feeney(20)...................        12,625            *        *
David Madden..........................        25,000            *        *
Claude Nash(21).......................         4,166            *        *
Paul Goddard(22)......................        25,000            *        *
All directors and executive officers
 as a group (16 persons)..............     5,502,616        26.39      20.49

--------
*   Less than 1%
(1) Includes (i) 177,451 shares owned by MPM Bioventures II, L.P.; (ii) 1,609,019 shares owned by MPM Bioventures II-QP, L.P.; and (iii) 566,470 shares owned by MPM Bioventures GMBH & Co. Parallel-Beteiligungs KG. The address for MPM Bioventures II, L.P. is 601 Gateway Blvd, Suite 360, San Francisco, CA 94080. The person with investment control of these shares is Dr. Luke

    Evnin. Dr. Evnin disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(2) Includes (i) 769,047 shares including a warrant to purchase 11,905 shares owned by ARCH Venture Fund II, L.P. and (ii) 1,494,584 shares owned by ARCH Venture Fund III, L.P. Mr. Nelsen is a managing director of the general partner of the general partner of the general partner of ARCH Venture Fund II, L.P. and a managing director of the general partner of ARCH Venture Fund III, L.P. The address of ARCH Venture Fund II, L.P. is 8725 West Higgens Rd., Suite 290, Chicago, IL 60631. The people who have investment control of the ARCH Venture Fund II, L.P. shares are Robert T. Nelsen, Steven Lazarus and Keith Crandall, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(3) Includes (i) 2,206,536 shares owned by Alta California Partners, L.P. and
    (ii) 56,750 shares owned by Alta Embarcadero Partners, LLC. The Principals of Alta Partners are General Partners of Alta California Management Partners, L.P. which is a General Partner of Alta California Partners, L.P. Certain Principals of Alta Partners are Members of Alta Embarcadero Partners, LLC. The address of Alta California Management Partners, L.P. is One Embarcadero Center, Suite 4050, San Francisco, CA 94111. The people who have investment control of these shares are Jean Deleage, Garrett Gruner, Guy Nohra and Marino Polestra, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(4) Includes (i) 1,211,480 shares owned by WPG Enterprise Fund II, LP; (ii) 969,472 shares owned by Weiss, Peck & Greer Venture Associates III, L.P.; and (iii) 23,809 shares owned by WPG LifeScience Entrepreneur Fund. WPG Venture Partners III, L.P. is the Fund Investment Advisory Member of Weiss, Peck & Greer Venture Associates III, L.P., WPG Enterprise Fund II, L.P. and WPG LifeScience Entrepreneur Fund. The address for WPG Venture Partners III, L.P. is 555 California Street, Suite 3130, San Francisco, CA 94104. The people who have investment control of these shares are Gill Cogan and Phillip Greer, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(5) The address of Falcon Technology Partners, L.P. is 600 Dorset Road, Devon, PA 19833. The person who has investment control of these shares is James Rathmann. Mr. Rathmann disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(6) Includes (i) 895,888 shares owned by Technology Leaders II, L.P. and (ii) 671,945 shares owned by Technology Leaders II Offshore C.V. Technology Leaders Management, Inc. controls the general partner of each of these entities. The address of Technology Leaders Management, Inc. is 435 Devon Park Drive, Building 700, Wayne, Pennsylvania 19087. The people who have investment control of these shares are Robert Keith, Gary Anderson, Mark DeNino, Christopher Moller and Robert Rabbio, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(7) Includes (i) 895,888 shares owned by Technology Leaders II, L.P. and (ii) 671,945 shares owned by Technology Leaders II Offshore C.V. Dr. Moller is a managing director of Technology Leaders Management, Inc., which controls the general partner of both Technology Leaders II, L.P. and Technology Leaders II Offshore C.V. Dr. Moller disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(8) The address of ARCH Venture Fund III, L.P. is 8725 West Higgins Rd., Suite 290, Chicago, IL 60631. The people who have investment control of these shares are Robert T. Nelsen, Steven Lazarus, Keith Crandall and Clint Bybee, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(9) Includes a warrant to purchase 25,000 shares. The address of S.R. One Limited is 4 Tower Bridge, 200 Bar Harbor Drive, Suite 250, West Conshohocken, PA 19428. The people who have investment control of these shares are, Dr. Brenda Gavin, Donald Parman, Dr. Raymond Whitaker, Dr. Barbara Dalton, William Mosher and Arlene Sothern, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(10) Includes 14,285 shares owned jointly by Dr. Farrar and his wife. Includes 8,888 shares owned by the John J. Farrar and Janet Fuller Farrar Trust for Christin A. Farrar. Includes 8,888 shares owned by the John J. Farrar and Janet Fuller Farrar Trust for Lisa K. Farrar. Includes 8,888 shares owned by the John J. Farrar and Janet Fuller Farrar Trust for Morgan S. Fuller Bonar. Includes options which are exercisable within 60 days of August 31, 2000 to purchase 98,335 shares of common stock.
(11) Includes 50,000 shares owned jointly by Dr. Maycock and his wife.
     Includes 2,250 shares owned by Alan L. Maycock as custodian under the Pennsylvania Uniform Gift to Minors Act for Laura B. Maycock. Includes options which are exercisable within 60 days of August 31, 2000 to purchase 12,513 shares of common stock.
(12) Consists of options which are exercisable within 60 days of August 31, 2000, to purchase 25,541 shares of common stock.
(13) Includes options which are exercisable within 60 days of August 31, 2000 to purchase 25,810 shares of common stock.
(14) Includes options which are exercisable within 60 days of August 31, 2000 to purchase 7,333 shares of common stock.
(15) Consists of options which are exercisable within 60 days of August 31, 2000 to purchase 5,041 shares of common stock.
(16) Includes 8,800 shares owned by children of Randall L. Carpenter. Includes options which are exercisable within 60 days of August 31, 2000 to purchase 21,007 shares of common stock.
(17) Includes options which are exercisable within 60 days of August 31, 2000 to purchase 14,450 shares of common stock.
(18) Includes options which are exercisable within 60 days of August 31, 2000 to purchase 14,620 shares of common stock.
(19) Includes 3,000 shares owned by the James G. Baldino Irrevocable Grantor Trust 12/29/94. Includes 3,000 shares owned by the Leslie M. Baldino Irrevocable Grantor Trust 12/29/94. Includes 3,000 shares owned by
     Jeffrey P. Baldino Irrevocable Grantor Trust 12/29/94.
(20) Consists of options which are exercisable within 60 days of August 31, 2000 to purchase 12,625 shares of common stock.
(21) Consists of options which are exercisable within 60 days of August 31, 2000 to purchase 4,166 shares of common stock.
(22) Consists of options which are exercisable within 60 days of August 31, 2000 to purchase 25,000 shares of common stock. Paul Goddard joined our board in October 2000.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      In July 1999, we licensed worldwide rights (excluding South Korea and North Korea) to the development and commercialization of our product candidate ADL 2-1294 to SB Pharmaco Puerto Rico Inc., an affiliate of SmithKline Beecham plc, for the topical indications of dermal pain and itch. Under the license agreement, we received a $500,000 up-front license fee. In the event that ADL 2-1294 meets specified regulatory approval requirements and is successfully launched commercially in prescription and over-the-counter forms in each of specified jurisdictions, we would be entitled to up to $38.5 million of milestone payments, with the potential of additional milestone payments of up to $6.0 million. In addition, we will receive royalties based on product sales, if any. SB Pharmaco will be responsible for all development costs.

      SB Pharmaco can terminate the agreement on a country by country basis, in its entirety, or on a product by product basis if it determines that the product is not marketable in a specified territory. Upon termination in this circumstance, all of the rights granted to SB Pharmaco under the license agreement in the relevant country or for the relevant product will terminate and revert to us. In connection with the licensing of ADL 2-1294, S.R. One, Limited, an affiliate of SmithKline Beecham purchased $2.5 million in series F mandatorily redeemable Preferred Stock, was granted a warrant to purchase shares of preferred stock convertible into an aggregate of 25,000 shares of common stock for an aggregate exercise price of $125,000 and agreed to purchase an additional $500,000 of our capital stock upon the achievement of certain regulatory milestones.

      In January 2000, we issued an aggregate of 12,306,000 shares of series G mandatorily redeemable convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $12,306,000. Of that amount, we issued 250,000 shares to Technology Leaders II, L.P. Dr. Moller, one of our directors, is the managing director of the general partner of the general partner of Technology Leaders II, L.P. We also issued 2,500,000 shares to ARCH Venture Fund III, L.P. Mr. Nelsen, a director of ours, is the general partner of the general partner of the general partner of ARCH Venture Fund III, L.P. We also issued 273,000 shares to WPG Enterprise Fund II, L.L.C. and 227,000 shares to Weiss, Peck & Greer Venture Associates III, L.L.C. Ms. Feeney, one of our directors, nominated to our board by Weiss, Peck & Greer Venture Partners III, the Fund Investment Advisory Member of WPG Enterprise Fund II, L.L.C. and Weiss, Peck & Greer Venture Associates III, L.L.C., was a general partner of Weiss, Peck & Greer Venture Partners, from 1989 to 1999. On the closing of this offering, the series G preferred stock will automatically convert into 2,734,656 shares of common stock.

      In July 2000, we issued an aggregate of 23,921,425 shares of series H mandatorily redeemable convertible preferred stock at a purchase price of $1.53 per share, for aggregate consideration of $36,600,000. Of that amount, we issued 163,399 shares to ARCH Venture Fund III, L.P. Mr. Nelsen, a director of ours, is the general partner of the general partner of the general partner of ARCH Venture Fund III, L.P. We also issued 36,425 shares to Technology Leaders II, L.P. and 28,934 shares to Technology Leaders II Offshore C.V. Dr. Moller, one of our directors, is the managing director of the general partner of the general partner of both of these entities. We also issued 65,359 shares to S.R. One Limited, an affiliate of SmithKline Beecham. On the closing of this offering, the series H preferred stock will automatically convert into an aggregate of 4,784,285 shares of common stock.

      In March 2000, some of our officers exercised options to purchase shares of our common stock. In connection with the exercises, the officers delivered promissory notes to us in the aggregate amount of $940,500. The promissory notes are full recourse and are secured by shares of our common stock. The promissory notes accrue interest at an annual rate of 6.80% and are payable in March 2007. As the makers of the promissory notes sell the shares of our common stock that secure the notes, the makers are required to repay the principal amounts due under the notes secured by the sold shares. The following table sets forth the names of the makers of the promissory notes, their relationship to us and the amounts owed to us by each of these makers.

                                                                                      Amount of
                                                                                      Promissory
Name of Maker                       Relationship to Adolor Corporation                   Note
-------------                       ----------------------------------                ----------
John J. Farrar        President, Chief Executive Officer and Director                  $432,000

Randall L. Carpenter  Vice President, Clinical Research & Development                   216,000

Deanne D. Garver      Vice President, Preclinical Development and Projects Management    67,500

Alan L. Maycock       Vice President, Exploratory Research and Drug Discovery            72,000

Gwen A. Melincoff     Vice President, Business Development                               67,500

Peter J. Schied       Vice President, Chief Financial Officer and Secretary              85,500

      In January 1999, we purchased an approximately 19.9% equity interest in Northstar Research & Development Ltd., a startup biopharmaceutical company with an interest in developing novel pain management pharmaceutical products, for $100,000. William K. Schmidt, our Vice President, Technical Affairs, was the President and Chief Executive Officer of Northstar at the time of the purchase. Northstar does not currently have any operations.

                          DESCRIPTION OF CAPITAL STOCK

General

      The following summary assumes the amendment and restatement of our certificate of incorporation and bylaws to read in their entirety as provided in the forms of amended and restated certificate of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus forms a part. It also reflects changes to our capital structure that will become effective immediately prior to or upon the closing of this offering. Upon completion of this offering, our authorized capital stock will consist of 99,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

      As of September 30, 2000, there were 2,029,301 shares of our common stock outstanding. Upon completion of the offering, there will be 26,849,406 shares of common stock outstanding.

      The holders of our common stock are entitled to dividends as our board of directors may declare from legally available funds, subject to the preferential rights of the holders of our preferred stock. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our certificate of incorporation does not provide for cumulative voting. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future under the Delaware General Corporation Law, our certificate of incorporation or our bylaws.

      Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock. All of the outstanding shares of common stock are, and the shares offered by us will be, fully paid and non-assessable.

Preferred Stock

      As of the closing of this offering, no shares of our preferred stock will be outstanding. Our certificate of incorporation provides that our board of directors may by resolution establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by our board of directors resolutions issuing such shares.

      The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

      In conjunction with this offering the holders of substantially all of our common stock and warrants exercisable for our common stock that had demand rights agreed not to demand registration of their common stock until 180 days after the effective date of this prospectus without the prior written consent of Merrill Lynch. After this 180-day period, these holders may, under certain circumstances, require us to file a registration statement under the Securities Act. We are required to use our best efforts to effect the registration, subject to certain conditions and limitations. In addition, if following 180 days after the date of this offering, we prepare to register any of our securities under the Securities Act, for our own account or the account of our other holders, we will send notice of this registration to holders of the shares eligible for demand and piggy-back registration rights. Subject to certain conditions and limitations, they may elect to register their eligible shares. If we are able to file a registration statement on Form S-3, the holders of shares eligible for demand rights may register their common stock along with that registration. The expenses incurred in connection with such registrations will be borne by us, except that we will pay expenses of only one registration on Form S-3 at a holder's request per year.

Options

      As of September 30, 2000, options to purchase a total of 1,805,764 shares of common stock were outstanding at a weighted average exercise price of $2.01. Options to purchase a total of 3,550,000 shares of common stock are reserved under the Amended and Restated 1994 Equity Compensation Plan. Please see "Management--Employee benefit plans" and "Shares eligible for future sale."

Warrants

      As of September 30, 2000, there were warrants outstanding to purchase 11,905 shares of series B convertible preferred stock and 25,000 shares of series F convertible preferred stock. These warrants expire on the earlier of the closing of an initial public offering or October 2000 and August 2004, respectively.

Anti-takeover provisions

Section 203 of the Delaware General Corporation Law; Certain Anti Takeover, Limited Liability and Indemnification Provisions

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

     . our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

     . upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

     . on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders.

      Section 203 defines a "business combination" to include:

     . any merger or consolidation involving the corporation and the interested stockholder;

     . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     . in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

 Number of Directors; Removal; Filling Vacancies

      Our certificate of incorporation and bylaws provide that our Board of Directors has the authority to determine the number of directors to constitute the Board, and to fix their terms of office. Further, subject to the rights of the holders of any series of our preferred stock, if any, our certificate of incorporation and bylaws authorize our Board of Directors to elect additional directors under specified circumstances and fill any vacancies that occur in our Board of Directors by reason of death, resignation, removal, or otherwise. A director so elected by our Board of Directors to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen and until his or her successor is elected and qualified. Subject to the rights of the holders of any series of our preferred stock, if any, our certificate of incorporation and bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of our then outstanding stock. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our Board of Directors by filling the vacancies created by such removal with its own nominees.

 Indemnification

      We have included in our certificate of incorporation and bylaws provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

 By-laws

      Our bylaws are subject to adoption, amendment, alteration, repeal, or rescission either by our Board of Directors by a vote of a majority of all directors in office, without the assent or vote of our stockholders, or by the affirmative vote of the holders of a majority of the outstanding shares of voting securities.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for our common stock is StockTrans, Inc. The Transfer Agent's address is 44 West Lancaster Avenue, Ardmore, PA 19003, and its telephone number is (610) 649-7300.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Sales of substantial amounts of our common stock in the public market after any restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity in the future.

      Upon completion of this offering, we will have 26,849,406 outstanding shares of common stock. Of these shares, the 6,000,000 shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by an affiliate of us. The remaining 20,849,406 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

      As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

     . 327,512 shares will be eligible for sale immediately following the initial public offering;

     . 26,185 shares will be eligible for sale beginning 90 days after the date of the prospectus; and

     . 16,065,121 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus.

Lock-Up Agreements

      All of our directors, officers, employees and the holders of substantially all of our securities have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that these holders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until these agreements expire or are waived by Merrill Lynch. Holders of approximately 97% percent of our stock have entered into lock-up agreements.

Rule 144

      In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     . one percent of the number of shares of common stock then outstanding, which will equal approximately 268,495 shares immediately after this offering; and

     . the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Rule 701

      Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 90 days after effectiveness without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 90 days after effectiveness without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

      Upon completion of this offering, the holders of 18,591,175 shares of common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

Stock Options

      We intend to file a registration statement under the Securities Act after the effective date of this offering to register shares to be issued pursuant to our employee and director benefit plans. As a result, any options or rights exercised under the 1994 equity incentive plan will also be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resalable under Rule 701. As of September 30, 2000, we had granted options to purchase 1,805,764 shares of common stock that had not been exercised. We have reserved 435,048 shares for possible future issuance under our Amended and Restated 1994 Equity Compensation Plan.

                                  UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and Pacific Growth Equities, Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                        Number
          Underwriter                                                  of Shares
          -----------                                                  ---------
     Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................................................ 2,565,000
     Lehman Brothers Inc.............................................. 1,995,000
     Pacific Growth Equities, Inc..................................... 1,140,000
     Banc of America Securities LLC...................................    60,000
     Chase Securities Inc. ...........................................    60,000
     Lazard Freres & Co. LLC..........................................    60,000
     Prudential Securities Incorporated...............................    60,000
     Utendahl Capital Partners, L.P...................................    60,000
                                                                       ---------
          Total....................................................... 6,000,000
                                                                       =========

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions And Discounts

      The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.63 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                         Per Share Without Option With Option
                                         --------- -------------- -----------
     Public offering price..............  $15.00    $90,000,000   $103,500,000
     Underwriting discount..............   $1.05     $6,300,000     $7,245,000
     Proceeds, before expenses, to
      Adolor............................  $13.95    $83,700,000    $96,255,000

      The expenses of the offering, not including the underwriting discount, are estimated at $1.6 million, of which we have already paid approximately $0.9 million.

Over-Allotment Option

      We have granted an option to the underwriters to purchase up to 900,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to our officers, directors, employees, clients, friends and related persons who express an interest in purchasing these shares. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

      We and our executive officers and directors and most of our existing shareholders have agreed not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

     .  offer, pledge, sell or contract to sell any common stock;

     .  sell any option or contract to purchase any common stock;

     .  purchase any option or contract to sell any common stock;

     . grant any option, right or warrant for the sale of any common stock;

     .  lend or otherwise dispose of or transfer any common stock;

     . request or demand that we file a registration statement related to the common stock; or

     . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition except to the extent acquired after this offering in an open market transaction. The foregoing restrictions will not prohibit the following transactions so long as the acquirer agrees to hold acquired shares of common stock subject to the lock-up provision:

     .  the transfer of shares as a bona fide gift; and

     . a distribution to limited partners or shareholders of the undersigned.

Quotation on the Nasdaq National Market

      The shares have been approved for quotation on the Nasdaq National Market under the symbol "ADLR."

      Before this offering, there has been no public market for our common stock. The initial public offering price has been determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

     . the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

     .  our financial information;

     . the history of, and the prospects for, our company and the industry in which we compete;

     . an assessment of our management, its past and present operations, and the prospects for the timing of, our future revenues;

     .  the present state of our development; and

     . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the common stock is completed, SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

      The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Internet Offering

      Merrill Lynch will be facilitating Internet distribution for this offering to some of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be made available on the Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site relating to this offering is not a part of this prospectus.

Pacific Growth Equities, Inc.

      Pacific Growth Equities, Inc. acted as our exclusive agent in connection with our private placement of approximately $36.6 million of Series H Preferred Stock on July 6, 2000. Pacific Growth Equities received cash commissions of approximately $1.9 million in connection with this private placement. The agreement was independent of, and not contingent upon, the completion of this offering.

                                 LEGAL MATTERS

      The validity of our common stock offered hereby will be passed upon for us by Dechert, Philadelphia, Pennsylvania. Dechert beneficially owns 40,000 shares of our common stock. Attorneys associated with Dechert who provided legal advice in connection with this offering beneficially own an aggregate of 15,866 shares of our common stock.

      Certain legal matters in connection with the offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

      The financial statements of Adolor Corporation, a development stage company, as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Adolor and our common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 after payment of fees prescribed by the Commission. The Commission also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2
Financial Statements:
  Balance Sheets at December 31, 1998 and 1999, and September 30, 2000
   (unaudited)............................................................ F-3
  Statements of Operations for the years ended December 31, 1997, 1998 and
   1999, the nine month periods ended September 30, 1999 and 2000 (unau-
   dited), and for the period from August 9, 1993 (inception) to September
   30, 2000 (unaudited)................................................... F-4
  Statements of Stockholders' Deficit for the period from August 9, 1993
   (inception) to December 31, 1993, for the years ended December 31,
   1994, 1995, 1996, 1997, 1998 and 1999, and for the nine-month period ended September 30, 2000 (unaudited)................................... F-5
  Statements of Cash Flows for the years ended December 31, 1997, 1998 and
   1999, for the nine-month periods ended September 30, 1999 and 2000 (un-
   audited), and for the period from August 9, 1993 (inception) to Septem-
   ber 30, 2000 (unaudited)............................................... F-6
  Notes to Financial Statements........................................... F-7

                          Independent Auditors' Report

The Stockholders and Board of Directors
Adolor Corporation:

      We have audited the accompanying balance sheets of Adolor Corporation (A Development Stage Company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adolor Corporation (A Development Stage Company) as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            KPMG LLP

Philadelphia, Pennsylvania
March 31, 2000, except as to the second paragraph of note 12 which is as of November 9, 2000

                               Adolor Corporation
                                 BALANCE SHEETS

                                                              (Unaudited)
                                                      ---------------------------
                                                                      Pro forma
                          December 31,  December 31,  September 30, September 30,
                              1998          1999          2000      2000 (note 2)
                          ------------  ------------  ------------- -------------
         Assets
Current assets:
 Cash and cash equiva-
  lents.................  $ 9,972,731     3,472,164     10,769,583    10,769,583
 Short-term invest-
  ments.................    2,073,322     1,791,531     29,995,681    29,995,681
 Prepaid expenses and
  other current assets..      122,709       190,893      1,084,126     1,084,126
                          -----------   -----------    -----------   -----------
Total current assets....   12,168,762     5,454,588     41,849,390    41,849,390
 Equipment and leasehold
  improvements, net.....      571,478       765,504        887,751       887,751
 Other assets...........       32,920        38,298        127,757       127,757
                          -----------   -----------    -----------   -----------
Total assets............  $12,773,160     6,258,390     42,864,898    42,864,898
                          ===========   ===========    ===========   ===========
 Liabilities and Stock-
    holders' Deficit
Current liabilities:
 Notes payable--current
  portion...............  $    89,764        65,703         61,358        61,358
 Accounts payable.......      924,238       564,742        572,315       572,315
 Accrued expenses.......    1,131,242     1,729,119      2,014,381     2,014,381
 Deferred licensing
  fees..................           --        26,316         52,632        52,632
                          -----------   -----------    -----------   -----------
Total current liabili-
 ties...................    2,145,244     2,385,880      2,700,686     2,700,686
 Notes payable, less
  current portion.......       65,703            --             --            --
 Deferred licensing
  fees..................           --       462,719        905,701       905,701
                          -----------   -----------    -----------   -----------
Total liabilities.......    2,210,947     2,848,599      3,606,387     3,606,387
                          -----------   -----------    -----------   -----------
Commitments
Mandatorily redeemable
 convertible preferred
 stock, at redemption
 value, less unamortized
 offering costs
 (aggregate liquidation
 value of $91,298,900 at
 September 30, 2000)
 (converts into
 18,783,200 common
 shares on an unaudited
 pro forma basis at Sep-
 tember 30, 2000 upon
 consummation of the of-
 fering contemplated
 herein):
  Series A, $0.01 par
   value; 6,000,000
   shares authorized,
   issued and
   outstanding..........    1,500,000     1,500,000      1,500,000            --
  Series B, $0.01 par
   value; 23,107,145
   shares authorized,
   22,869,049,
   22,869,049 and
   23,047,621 issued and
   outstanding at
   December 31, 1998,
   1999 and September
   30, 2000,
   respectively.........    9,605,000     9,605,000      9,680,000            --
  Series C, $0.01 par
   value; 13,814,286
   shares authorized,
   issued and
   outstanding..........    9,670,000     9,670,000      9,670,000            --
  Series D, $0.01 par
   value; 960,000 shares
   authorized, issued
   and outstanding .....    1,200,000     1,200,000      1,200,000            --
  Series E, $0.01 par
   value; 11,366,667
   shares authorized,
   11,333,334,
   11,366,667 and
   11,366,667 shares is-
   sued and outstanding
   at December 31, 1998
   and 1999 and Septem-
   ber 30, 2000, respec-
   tively...............    8,500,000     8,525,000      8,525,000            --
  Series F, $0.01 par
   value, 2,625,000
   shares authorized,
   none, 2,500,000 and
   2,500,000 shares is-
   sued and outstanding
   at December 31, 1998
   and 1999 and Septem-
   ber 30, 2000, respec-
   tively...............           --     2,500,000      2,500,000            --
  Series G, $0.01 par
   value, 12,306,000
   shares authorized,
   none, none, and
   12,306,000 shares is-
   sued and outstanding
   at December 31, 1998
   and 1999 and Septem-
   ber 30, 2000, respec-
   tively...............                                12,306,000            --
  Series H, $0.01 par
   value, 23,921,569
   shares authorized,
   none, none, and
   23,921,425 shares is-
   sued and outstanding
   at December 31, 1998
   and 1999 and Septem-
   ber 30, 2000, respec-
   tively (net of unam-
   ortized offering cost
   of $1,816,008).......                                34,783,773
                          -----------   -----------    -----------   -----------
                           30,475,000    33,000,000     80,164,773            --
                          -----------   -----------    -----------   -----------
Stockholders' deficit:
 Preferred stock; $0.01
  par value, 1,000,000
  shares authorized,
  none issued and
  outstanding...........           --            --             --            --
 Common stock, par value
  $.0001 per share.
  99,000,000 shares
  authorized; 1,026,218,
  1,055,012 and
  2,029,301 shares
  issued and outstanding
  at December 31, 1998
  and 1999 and
  September 30, 2000,
  respectively
  (20,812,501 shares on
  an unaudited pro forma
  basis at September 30,
  2000, and upon
  automatic
  conversion)...........          103           106            203         2,081
 Additional paid-in cap-
  ital..................      702,494     3,530,018     23,627,447   103,790,342
 Notes receivable for
  stock options.........           --            --     (1,062,151)   (1,062,151)
 Deferred compensation..     (293,157)   (2,116,644)   (18,823,851)  (18,823,851)
 Deficit accumulated
  during the development
  stage.................  (20,322,227)  (31,003,689)   (44,647,910)  (44,647,910)
                          -----------   -----------    -----------   -----------
Total stockholders' eq-
 uity (deficit).........  (19,912,787)  (29,590,209)   (40,906,262)   39,258,511
                          -----------   -----------    -----------   -----------
Total liabilities and
 stockholders' deficit..  $12,773,160     6,258,390     42,864,898    42,864,898
                          ===========   ===========    ===========   ===========

                See accompanying notes to financial statements.

                               Adolor Corporation

                            STATEMENTS OF OPERATIONS

Years ended December 31, 1997, 1998 and 1999, for the nine-month periods ended September 30, 1999 and 2000 (unaudited) and for the period from August 9, 1993 (inception) to September 30, 2000 (unaudited)

                                                                                           Period from
                                                                      Nine months           August 9,
                                                                         ended                 1993
                                                                     September 30,        (inception) to
                                                                 -----------------------  September 30,
                             1997         1998         1999         1999        2000           2000
                          -----------  -----------  -----------  ----------  -----------  --------------
Grant and license
 revenues...............  $        --      149,983       10,965       5,483       30,702        191,650
                          -----------  -----------  -----------  ----------  -----------   ------------
Operating expenses
 incurred during the
 development stage:
 Research and
  development...........    3,699,720    7,074,011    7,398,468   5,631,579    9,531,576     33,609,518
 General and
  administrative........    1,584,872    2,276,450    3,697,484   2,316,311    5,134,964     13,742,447
                          -----------  -----------  -----------  ----------  -----------   ------------
  Total operating
   expenses.............    5,284,592    9,350,461   11,095,952   7,947,890   14,666,540     47,351,965
                          -----------  -----------  -----------  ----------  -----------   ------------
Other income (expense):
 Interest income........      531,487      412,975      424,667     331,473      998,067      2,706,646
 Interest expense.......      (45,930)     (28,028)     (21,142)    (16,262)      (6,450)      (194,241)
                          -----------  -----------  -----------  ----------  -----------   ------------
                              485,557      384,947      403,525     315,211      991,617      2,512,405
                          -----------  -----------  -----------  ----------  -----------   ------------
  Net loss..............   (4,799,035)  (8,815,531) (10,681,462) (7,627,196) (13,644,221)   (44,647,910)
Undeclared dividends and
 accretion of offering
 costs attributable to
 mandatorily redeemable
 convertible preferred
 stock..................    1,407,666    1,704,022    2,429,884   1,566,204    3,062,464      9,505,982
Beneficial conversion
 feature on mandatorily
 redeemable convertible
 preferred stock........           --           --           --          --   48,905,779     48,905,779
                          -----------  -----------  -----------  ----------  -----------   ------------
  Net loss allocable to
   common stockholders..  $(6,206,701) (10,519,553) (13,111,346) (9,193,400) (65,612,464)  (103,059,671)
                          ===========  ===========  ===========  ==========  ===========   ============
Basic and diluted net
 loss per share
 allocable to common
 stockholders (note 2)..  $     (6.81)      (10.59)      (12.55)      (8.78)      (36.70)
                          ===========  ===========  ===========  ==========  ===========
Shares used in computing
 basic and diluted net
 loss per share
 allocable to common
 stockholders
 (note 2)...............      911,686      992,907    1,044,571   1,047,185    1,787,802
                          ===========  ===========  ===========  ==========  ===========

                See accompanying notes to financial statements.

                               Adolor Corporation

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

For the period from August 9, 1993 (inception) to December 31, 1993, for the years ended December 31, 1994, 1995, 1996, 1997, 1998 and 1999, and for the
nine-month period ended September 30, 2000 (unaudited)

                                                                                  Deficit
                           Common stock                                         accumulated
                         ---------------- Additional                            during the       Total
                         Number of         paid-in      Notes       Deferred    development  stockholders'
                          shares   Amount  capital    receivable  compensation     stage        deficit
                         --------- ------ ----------  ----------  ------------  -----------  -------------
Inception, August 9,
 1993...................        --  $ --          --          --           --            --            --
 Net income (loss)......        --    --          --          --           --            --            --
                         ---------  ----  ----------  ----------  -----------   -----------   -----------
Balance, December 31,
 1993...................        --    --          --          --           --            --            --
 Issuance of common
  stock to founder in
  November 1994 at $.001
  per share.............   100,000    10      12,490          --      (12,400)           --           100
 Issuance of restricted
  stock to an officer
  and consultant in
  November 1994 at $.003
  per share.............   545,411    55      68,157          --      (66,767)           --         1,445
 Amortization of
  deferred
  compensation..........        --    --          --          --       15,182            --        15,182
 Net loss...............        --    --          --          --           --      (243,423)     (243,423)
                         ---------  ----  ----------  ----------  -----------   -----------   -----------
Balance, December 31,
 1994...................   645,411    65      80,647          --      (63,985)     (243,423)     (226,696)
 Issuance of common
  stock for technology
  license agreements in
  December 1995 at $.125
  per share.............    50,000     5       6,245          --           --            --         6,250
 Value attributed to
  issuance of warrants..        --    --      60,000          --           --            --        60,000
 Amortization of
  deferred
  compensation..........        --    --          --          --       16,692            --        16,692
 Exercise of common
  stock options.........     4,914    --         616          --           --            --           616
 Net loss...............        --    --          --          --           --    (2,392,480)   (2,392,480)
                         ---------  ----  ----------  ----------  -----------   -----------   -----------
Balance, December 31,
 1995...................   700,325    70     147,508          --      (47,293)   (2,635,903)   (2,535,618)
 Issuance of restricted
  stock to director in
  May 1996 at $.21 per
  share.................    20,000     2       4,198          --           --            --         4,200
 Deferred compensation
  resulting from grant
  of options............        --    --       3,168          --       (3,168)           --            --
 Amortization of
  deferred
  compensation..........        --    --          --          --       17,669            --        17,669
 Exercise of common
  stock options.........   104,221    10      18,572          --           --            --        18,582
 Net loss...............        --    --          --          --           --    (4,071,758)   (4,071,758)
                         ---------  ----  ----------  ----------  -----------   -----------   -----------
Balance, December 31,
 1996...................   824,546    82     173,446          --      (32,792)   (6,707,661)   (6,566,925)
 Deferred compensation
  resulting from grant
  of options............        --    --     270,720          --     (270,720)           --            --
 Amortization of
  deferred
  compensation..........        --    --          --          --       82,249            --        82,249
 Exercise of common
  stock options.........   101,759    10      19,428          --           --            --        19,438
 Net loss...............        --    --          --          --           --    (4,799,035)   (4,799,035)
                         ---------  ----  ----------  ----------  -----------   -----------   -----------
Balance, December 31,
 1997...................   926,305    92     463,594          --     (221,263)  (11,506,696)  (11,264,273)
 Deferred compensation
  resulting from grant
  of options............        --    --     217,121          --     (217,121)           --            --
 Amortization of
  deferred
  compensation..........        --    --          --          --      145,227            --       145,227
 Exercise of common
  stock options.........    99,913    11      21,779          --           --            --        21,790
 Net loss...............        --    --          --          --           --    (8,815,531)   (8,815,531)
                         ---------  ----  ----------  ----------  -----------   -----------   -----------
Balance, December 31,
 1998................... 1,026,218   103     702,494          --     (293,157)  (20,322,227)  (19,912,787)
 Issuance of common
  stock for services in
  April 1999 at $3.736
  per share.............     3,570    --      13,339          --           --            --        13,339
 Deferred compensation
  resulting from grant
  of options............        --    --   2,806,195          --   (2,806,195)           --            --
 Amortization of
  deferred
  compensation..........        --    --          --          --      982,708            --       982,708
 Exercise of common
  stock options.........    25,224     3       7,990          --           --            --         7,993
 Net loss...............        --    --          --          --           --   (10,681,462)  (10,681,462)
                         ---------  ----  ----------  ----------  -----------   -----------   -----------
Balance, December 31,
 1999................... 1,055,012   106   3,530,018          --   (2,116,644)  (31,003,689)  (29,590,209)
 Notes granted to
  employees for stock
  options (unaudited)...        --    --          --  (1,062,151)          --            --    (1,062,151)
 Deferred compensation
  resulting from grant
  of options
  (unaudited)...........        --    --  19,073,459          --  (19,073,459)           --            --
 Amortization of
  deferred compensation
  (unaudited)...........        --    --          --          --    2,366,252            --     2,366,252
 Accretion of Series H
  preferred stock
  issuance costs........                    (187,863)                                            (187,863)
 Exercise of common
  stock options
  (unaudited)...........   974,289    97   1,211,833          --           --            --     1,211,930
 Net loss (unaudited)...        --    --          --          --           --   (13,644,221)  (13,644,221)
                         ---------  ----  ----------  ----------  -----------   -----------   -----------
Balance, September 30,
 2000 (unaudited)....... 2,029,301  $203  23,627,447  (1,062,151) (18,823,851)  (44,647,910)  (40,906,262)
                         =========  ====  ==========  ==========  ===========   ===========   ===========

                See accompanying notes to financial statements.

                               Adolor Corporation
                            STATEMENTS OF CASH FLOWS
Years ended December 31, 1997, 1998 and 1999, for the nine-month periods ended September 30, 1999 and 2000 (unaudited), and for the period from August 9, 1993 (inception) to September 30, 2000 (unaudited)

                                Year ended December 31,                      Unaudited
                          -------------------------------------  ------------------------------------
                                                                                          Period from
                                                                    Nine                   August 9
                                                                   months    Nine months     1993
                                                                   ended        ended     (inception)
                                                                  Septem-      Septem-    to Septem-
                                                                  ber 30,      ber 30,      ber 30,
                              1997         1998        1999         1999        2000         2000
                          ------------  ----------  -----------  ----------  -----------  -----------
Net cash flows from
 operating activities:
Net loss................  $ (4,799,035) (8,815,531) (10,681,462) (7,627,196) (13,644,221) (44,647,910)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Non-cash compensation
  expense...............        82,249     145,227      996,047     721,324    2,366,253    3,639,319
 Non-cash warrant
  value.................            --          --           --          --           --       60,000
 Depreciation and
  amortization expense..       143,898     202,346      254,283     168,476      216,771      918,546
 Issuance of common
  stock for technology
  license agreements....            --          --           --          --           --        6,250
 Changes in assets and
  liabilities:
 Prepaid expenses and
  other current assets..        40,934      60,590      (68,184)    (39,688)    (903,271)  (1,094,164)
  Other assets..........        (4,562)         --       (5,378)         --      (80,500)    (118,798)
  Accounts payable......       225,541     378,608     (359,496)   (624,429)         (36)     564,706
  Accrued expenses......       120,494     579,302      597,877     423,717      275,959    2,005,078
  Deferred licensing
   fees.................            --          --      489,035     494,517      469,297      958,332
                          ------------  ----------  -----------  ----------  -----------  -----------
 Net cash used in
  operating activities..    (4,190,481) (7,449,458)  (8,777,278) (6,483,279) (11,299,748) (37,708,641)
                          ------------  ----------  -----------  ----------  -----------  -----------
Net cash flows from
 investing activities:
 Purchases of equipment
  and leasehold
  improvements..........      (312,417)   (191,357)    (448,309)   (387,894)    (339,503)  (1,806,782)
 Purchases of short-term
  investments...........   (10,338,476) (3,045,281)  (2,221,062) (1,991,121) (29,999,860) (52,535,147)
 Maturities of short-
  term investments......     8,887,795   5,892,160    2,502,853   2,073,322    1,795,709   22,539,465
                          ------------  ----------  -----------  ----------  -----------  -----------
  Net cash provided by
   (used in) investing
   activities...........    (1,763,098)  2,655,522     (166,518)   (305,693) (28,543,654) (31,802,464)
                          ------------  ----------  -----------  ----------  -----------  -----------
Net cash flows from
 financing activities:
 Net proceeds from
  issuance of
  mandatorily redeemable
  convertible preferred
  stock and Series B
  warrants..............     9,670,000   9,100,000    2,525,000   2,525,000   46,904,866   78,304,866
 Proceeds from Series D
  mandatorily redeemable
  convertible preferred
  stock subscription....       600,000          --           --          --           --      600,000
 Net Proceeds from
  issuance of restricted
  common stock and
  exercise of common
  stock options.........        19,438      21,790        7,993       3,399      240,299      314,463
 Proceeds from notes
  payable--related
  parties...............            --          --           --          --           --    1,000,000
 Proceeds from notes
  payable...............            --          --           --      60,250       97,851      542,836
 Payment of notes
  payable...............      (135,062)   (144,464)     (89,764)   (110,815)    (102,195)    (481,477)
 Obligation under
  capital lease.........       (13,017)         --           --          --           --           --
                          ------------  ----------  -----------  ----------  -----------  -----------
  Net cash provided by
   financing
   activities...........    10,141,359   8,977,326    2,443,229   2,477,834   47,140,821   80,280,688
                          ------------  ----------  -----------  ----------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents............     4,187,780   4,183,390   (6,500,567) (4,311,138)   7,297,419   10,769,583
Cash and cash
 equivalents at
 beginning of period....     1,601,561   5,789,341    9,972,731   9,972,731    3,472,164           --
                          ------------  ----------  -----------  ----------  -----------  -----------
Cash and cash
 equivalents at end of
 period.................  $  5,789,341   9,972,731    3,472,164   5,661,593   10,769,583   10,769,583
                          ============  ==========  ===========  ==========  ===========  ===========
Supplemental disclosure
 of cash flow
 information:
 Cash paid for
  interest..............  $     45,930      28,028       21,142      16,262        6,450      104,366
                          ============  ==========  ===========  ==========  ===========  ===========
Supplemental disclosure
 of noncash financing
 activities:
 Deferred compensation
  from issuance of
  common stock,
  restricted common
  stock and common stock
  options...............  $    270,720     217,121    2,806,195   2,117,621   19,073,279   22,449,650
 Issuance of common
  stock for technology
  license agreements or
  for services..........            --          --       13,339          --           --       19,589
 Conversion of stock
  subscription to Series
  D mandatorily
  redeemable preferred
  stock.................            --     600,000           --          --           --      600,000
 Conversion of bridge
  financing, including
  accrued interest, to
  Series B mandatorily
  redeemable preferred
  stock.................            --          --           --          --           --    1,019,787
                          ============  ==========  ===========  ==========  ===========  ===========

                See accompanying notes to financial statements.

                               Adolor Corporation

                         NOTES TO FINANCIAL STATEMENTS

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)

1. ORGANIZATION AND BUSINESS ACTIVITIES

      Adolor Corporation (the Company) was incorporated in the State of Delaware on August 9, 1993 (inception). The Company is a development stage pharmaceutical company engaged in the development of peripheral and central analgesics based on opiate receptors and opiate-like receptors. The Company commenced operations on November 7, 1994. The Company is currently devoting substantially all of its efforts toward conducting pharmaceutical discovery and development, licensing technology, obtaining regulatory approval for products under development, negotiating strategic corporate relationships, recruiting personnel and raising capital.

      The accompanying financial statements include the results of operations of the Company for the period from August 9, 1993 (inception) to September 30, 2000.

      The Company has licensed its core technology from certain universities and research institutions in exchange for present and future cash payments and, in certain instances, common stock. The cost of obtaining such technology has been charged as incurred, to research and development expense in the accompanying statements of operations because the core technology which was licensed had not reached technological feasibility and had no alternative future uses.

      The Company has not generated any product sales revenues and has not yet achieved profitable operations. There is no assurance that profitable operations, if ever achieved, could be sustained on a continuing basis. In addition, development activities and clinical and pre-clinical testing and commercialization of the Company's proprietary technology will require significant additional financing. The Company's deficit accumulated during the development stage through September 30, 2000, aggregated approximately $44.6 million, and the Company's management expects to incur substantial and increasing losses in future periods. Further, the Company's future operations are dependent on the success of the Company's research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of the Company's proposed future products.

      The Company plans to finance its future operations with a combination of license payments and payments from strategic research and development and marketing arrangements, private placements of equity, the initial public offering contemplated herein (Offering), follow-on public offerings and revenues from future product sales, if any. The Company has not generated positive cash flows from operations, and there are no assurances that the Company will be successful in obtaining an adequate level of financing for the long-term development and commercialization of its planned products. The Company believes that its current financial resources and sources of liquidity are adequate to fund operations for the next year based on a level of research and development and administrative activities necessary to achieve its short-term objectives.

2. BASIS OF ACCOUNTING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. All cash and cash equivalents are held in United States

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)

financial institutions or obligations of the United States Treasury. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Short-Term Investments

      Short-term investments consist primarily of debt securities backed by the U.S. government with original maturities greater than three months but less than one year. The Company's entire short-term investment portfolio is currently classified as available for sale and is recorded at the fair value as determined by quoted market values, which approximates cost.

Concentration of Credit Risk

      The Company invests its excess cash and short-term investments in accordance with a policy objective that seeks to ensure both liquidity and safety of principal. The policy limits investments to certain types of instruments issued by the U.S. government and institutions with strong investment grade credit ratings and places restrictions on their terms and concentrations by type and issuer.

Equipment and Leasehold Improvements

      Equipment, consisting of computer, office and laboratory equipment, furniture and fixtures and leasehold improvements, are recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets or lease term, whichever is shorter, generally three to seven years. Expenditures for repairs and maintenance are expensed as incurred.

Revenue Recognition

      Contract revenues are earned and recognized according to the provisions of each agreement. Contract milestone payments are recognized as revenues upon the completion of the milestone event or requirement and when the Company's significant performance obligations have been satisfactorily completed. Payments, if any, received in advance of performance under a contract are deferred and recognized as revenue when earned. Up-front licensing fees are deferred and amortized over the estimated performance period.

Research and Development

      Research and product development costs are expensed as incurred. Costs incurred under research agreements with third parties are expensed as incurred and in accordance with the specific contractual performance terms of such research agreements.

Accounting for Income Taxes

      Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

      The Company accounts for share option issuances to employees and members of the Board of Directors in accordance with the provisions of APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, deferred compensation is recorded to the extent that the current estimated fair value of the underlying stock exceeds the exercise price of the options on the date of grant. Such deferred compensation is amortized over the respective vesting periods of such option grants. The Company has adopted the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" which allows entities to continue to apply the provisions of APB No. 25 for financial reporting purposes and provide pro forma net loss and net loss per share footnote disclosures for employee stock option grants as if the minimum value method defined in SFAS No. 123 has been applied. Transactions with nonemployees, in which goods or services are the consideration received for the issuance of equity instruments, are accounted for on a fair- value basis in accordance with SFAS No. 123.

Segment Information

      The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas or by location and does not have separately reportable segments as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

Net Loss per Share

      Net loss per share is computed in accordance with SFAS No. 128, "Earnings Per Share", by dividing the net loss allocable to common stockholders by the weighted average number of shares of common stock outstanding. Net loss allocable to common stockholders is calculated as the net loss plus preferred dividends accrued for the respective period, whether or not declared and plus the beneficial conversion feature on mandatorily redeemable convertible preferred stock. As of September 30, 2000, the Company has certain options, warrants and mandatorily redeemable convertible preferred stock (see notes 6 and 7), which have not been used in the calculation of diluted net loss per share because to do so would be anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss per share allocable to common stockholders are equal.

Pro Forma Net Loss per Share (Unaudited)

      The following pro forma basic and diluted net loss per share allocable to common stockholders and shares used in computing pro forma basic and diluted net loss per share allocable to common stockholders have been presented reflecting the assumed exercise of warrants for Series B and F

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)

mandatorily redeemable convertible preferred stock (Series B and F) which will expire upon the closing of the Offering and the automatic conversion into shares of common stock of the mandatorily redeemable convertible preferred stock upon completion of the Offering (see notes 6 and 12), using the if converted method from their respective dates of issuance (in thousands, except per share data):

                                                                    Nine months
                                                       Year Ended      ended
                                                      December 31, September 30,
                                                      ------------ -------------
                                                          1999         2000
                                                      ------------ -------------
                                                                    (unaudited)
Net loss allocable to common stockholders...........    $(13,111)    $(65,612)
                                                        ========     ========
Weighted-average shares used in computing basic and
 diluted net loss per share.........................       1,045        1,788
                                                        ========     ========
Basic and diluted net loss per common share.........    $ (12.55)    $ (36.70)
                                                        ========     ========
Pro forma (unaudited):
Shares used above (unaudited).......................       1,045        1,788
Pro forma adjustment to reflect weighted effect of
 assumed conversion of convertible preferred stock
 (unaudited)........................................      11,215       15,437
                                                        --------     --------
Shares used in computing pro forma basic and diluted
 net loss per share (unaudited).....................      12,260       17,225
                                                        ========     ========
Pro forma basic and diluted net loss per common
 share (unaudited)..................................    $  (1.07)    $  (3.81)
                                                        ========     ========

Pro Forma Balance Sheet (Unaudited)

      Upon the closing of the Offering, all of the outstanding shares of mandatorily redeemable convertible preferred stock outstanding as of September 30, 2000 automatically convert into 18,783,200 shares of common stock (see notes 6 and 12). The September 30, 2000 unaudited pro forma balance sheet has been prepared assuming the automatic conversion of the mandatorily redeemable convertible preferred stock outstanding as of September 30, 2000 into common stock as of September 30, 2000.

Interim Financial Statements (Unaudited)

      The consolidated balance sheet at September 30, 2000, the consolidated statements of operations and statements of cash flows for the nine months ended September 30, 1999 and 2000, and for the period from August 9, 1993 (inception) to September 30, 2000 and the consolidated statement of stockholders' equity (deficit) for the periods from January 1, 2000 to September 30, 2000 are unaudited. In the opinion of management of the Company, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial results for these periods. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of results to be expected for the entire fiscal year.

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)


3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

      Equipment and leasehold improvements consist of the following:

                                                                  September 30,
                                                 December 31,         2000
                                                1998      1999     (unaudited)
                                             ---------- --------- -------------
Laboratory, computer and office equipment..  $  821,175 1,244,665   1,478,873
Furniture, fixtures and leasehold improve-
 ments.....................................     197,795   222,614     327,424
                                             ---------- ---------   ---------
                                              1,018,970 1,467,279   1,806,297
Less accumulated depreciation and amortiza-
 tion......................................     447,492   701,775     918,546
                                             ---------- ---------   ---------
                                             $  571,478   765,504     887,751
                                             ========== =========   =========

4. ACCRUED EXPENSES

      Accrued expenses consist of the following:

                                                                   September 30,
                                                  December 31,         2000
                                                 1998      1999     (unaudited)
                                              ---------- --------- -------------
Consulting and contracted research........... $  875,814 1,403,566   1,805,017
Professional fees............................     35,615   270,727      52,855
Payroll and related costs....................     56,020    31,475     141,210
Other........................................    163,793    23,351      15,299
                                              ---------- ---------   ---------
                                              $1,131,242 1,729,119   2,014,381
                                              ========== =========   =========

5. NOTES PAYABLE

      In 1995, the Company entered into an "emerging company" funding agreement with the Ben Franklin Technology Center of Southeastern Pennsylvania (the Center) to provide the Company with up to $50,000 in funding for research and development through November 30, 1996. At December 31, 1997 outstanding borrowings under the facility aggregated $45,000; this balance was repaid in 1998.

      In October 1996, the Company executed a secured equipment loan agreement to finance the purchase of computers, software, laboratory and office equipment, and furniture. At December 31, 1998, 1999 and September 30, 2000, the Company had loan draws totaling $155,467, $65,703 and $12,533 outstanding under this agreement, respectively. The loans are secured by the equipment financed at interest rates ranging from 13.55% to 19.13%. The remaining balance of $12,533 at September 30, 2000 is due in December 2000.

      In March 2000, the Company entered into loan agreements to finance the Company's insurance policies. The balance on these loans as of September 30, 2000, is $48,825 and are due in December 2000 and January 2001.

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)


6. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

      The Company issued 6,000,000 shares of its Series A mandatorily redeemable convertible preferred stock (Series A) in November 1994 at a price of $.25 per share. Total proceeds to the Company were $1,500,000.

      In October 1995, the Company issued convertible promissory notes in the principal amount of $1,000,000 to the Series A stockholders (Bridge Note). These notes accrued interest at 5.75% per annum. Principal plus accrued interest on the Bridge Note totaling $1,019,787 were converted into 2,428,063 shares of Series B at a price of $.42 per share in March 1996.

      In conjunction with the Bridge Note, the Company issued warrants to purchase 238,096 shares of Series B at the fair value of the Series B at the date of issuance ($.42 per share). These warrants are exercisable until the earlier of the closing of an initial public offering or October 2000. The fair value of such warrants at their issuance date aggregated $60,000, which amount was charged to interest expense in 1995. During the six month period ended June 30, 2000, 178,572 of these warrants were exercised for proceeds of $75,000.

      In March 1996, the Company issued 20,440,986 shares of its Series B at a price of $.42 per share. Series B purchasers included the holders of the Series A, certain officers of the Company and other investors.

      In May 1997, the Company sold 13,814,286 shares of its Series C mandatorily redeemable preferred stock (Series C) at a price of $.70 per share. The total proceeds received by the Company was $9,670,000.

      In November 1997, the Company entered into a certain license agreement (see note 8) and a stock purchase agreement with Kwang Dong Pharmaceutical Co. (Kwang Dong). Pursuant to the stock purchase agreement, the Company agreed to issue to Kwang Dong 960,000 shares of the Company's Series D mandatorily redeemable convertible preferred stock (Series D) for $1,200,000. As of December 31, 1997, the Company had received $600,000. In February 1998, the Company received the additional $600,000 from Kwang Dong and issued the 960,000 shares of Series D.

      In December 1998, the Company sold 11,333,334 shares of its Series E mandatorily redeemable convertible preferred stock (Series E) at a price of $.75 per share. The total proceeds received by the Company was $8,500,000. An additional 33,333 shares of Series E was sold in January 1999 for $25,000.

      In July 1999, the Company entered into a license agreement (see note 8) and a stock purchase agreement with an affiliate of SmithKline Beecham (SB). Pursuant to the stock purchase agreement, the Company sold 2,500,000 shares of its Series F at a price of $1.00 per share to SB. The total proceeds received by the Company was $2,500,000. In connection with Series F, the Company granted a warrant to purchase 125,000 shares of Series F at $1.00 per share at any time prior to the earlier of the closing of an initial public offering or August 2004. SB will purchase an additional $500,000 of either common stock subsequent to an initial public offering of the Company's common stock or preferred stock prior to an initial public offering of the Company's common stock, upon the successful completion of the second pivotal clinical trial for the first prescription or over-the-counter product candidate under the license agreement that the Company has entered into with SB. If the purchase occurs prior to an initial public

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to
December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)

offering of the Company's common stock, the purchase price of the preferred stock will be the fair market value of the Company's preferred stock at the date of purchase as determined by the Company's Board of Directors. If the purchase occurs subsequent to an initial public offering of the Company's common stock, the purchase price of the common stock will be the fair value of the Company's common stock as listed on the principal national securities exchange on which the common stock is then listed.

      In January 2000, the Company authorized and sold 12,306,000 shares of its Series G mandatorily redeemable convertible preferred stock at a price of $1.00 per share. The total net proceeds received by the Company was approximately $12,306,000. The issuance of these securities resulted in a $12,306,000 beneficial conversion feature which increased net loss per share allocable to common stockholders in the first quarter of 2000. The beneficial conversion feature cannot exceed the proceeds from the sale of the securities.

      In July 2000, the Company authorized 23,921,569 shares and sold 23,921,425 shares of Series H mandatorily redeemable convertible preferred stock at a price of $1.53 per share. The total gross proceeds received by the Company was approximately $36.6 million. The Company incurred $2.0 million of offering cost which is being accreted over 32 months, the length of time from the issuance date to the earliest redemption date. The charge for the nine month period ended September 30, 2000 was $187,863 leaving an unamortized balance of $1,816,008. The issuance of these securities resulted in a $36.6 million beneficial conversion feature which increased the net loss per share allocable to common stockholders in the third quarter of 2000. The beneficial conversion feature cannot exceed the proceeds from the sale of the securities. The Series H has the same rights and privileges as the Series E but with the redemption date being on or after March 1, 2003, and is convertible into 4,784,286 shares of common stock.

      The holders of Series A, B, C, D, E, F, G and H vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. Each share of preferred stock entitles the holder to an equal number of votes as the number of common shares into which each share of preferred stock is convertible.

      The holders of Series A, B, C, D, E, F, G and H are entitled to a liquidation preference over all other types of capital stock, of $.25 per share, $.42 per share, $.70 per share, $1.25 per share, $.75 per share, $1.00 per share, $1.00 per share and $1.53 per share respectively, plus for the Series A, B, C, E, F, G, and H an amount equal to all cumulative accrued and unpaid dividends thereon, whether or not declared, and in the case of the Series A, B, C, D, E, F, G and H, plus an amount equal to all dividends declared but unpaid. Such cumulative dividends totaled approximately $8.0 million for the Series A, B, C, E, F and G as of June 30, 2000. Each share of Series A, B, C, D, E, F, G and H is convertible into common stock at a conversion ratio of 5-for-1 (subsequent to the reverse split--see note 12), subject to certain anti-dilutive adjustments, as defined. Further, such conversion becomes mandatorily effective upon the closing of an initial public offering for the sale of the Company's common stock with aggregate gross proceeds of at least $7,000,000 for the Series D, with aggregate gross proceeds of at least $25,000,000 and a public offering price per share of at least $1.50 for the Series A, B, C, E, F, G and H with aggregate gross proceeds of at least $25,000,000 for Series H and a public offering price per share of $2.85.

      Commencing March 1, 2003, the holders of 60% of the Series A, B, C, F, G and H then outstanding, taken as a whole, and commencing March 1, 2005, the holders of 60% of the Series D then outstanding and, may require the Company to redeem all or any part of the then outstanding Series A, B, C, D, E, F, G and H of these respective holders at a redemption price equal to $.25 per share, $.42 per

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)

share, $.70 per share, $1.25 per share, $.75 per share, $1.00 per share, $1.00 per share and $1.53 per share, respectively, plus an amount equal to all declared but unpaid dividends.

      The holders of Series A, B, C, E, F, G and H are entitled to cumulative dividends at an annual rate of 8% of the original purchase price per share on the date of issuance, if and when declared. The Series D are entitled to cumulative dividends at the same rate and at the same time as dividends are declared and paid on the common stock. No dividends or other distributions can be declared or paid on other types of capital stock until all dividends on the Series A, B, C, E and F have been paid. As of September 30, 2000 no such dividends have been declared.

7. COMMON STOCK AND COMMON STOCK OPTIONS

      In November 1994 (commencement of operations), the Company issued 100,000 shares of common stock to an investor at a price of $.001 per share. The difference between the fair value of such stock and the price paid at the issuance date aggregated $12,400, which amount was charged to operations in 1994.

      In November 1994, the Company issued 453,280 shares of restricted common stock to an executive officer of the Company at a price of $.003 per share and 92,131 shares of restricted common stock to a scientific consultant at a price of $.003 per share. These shares vested ratably over 48 months. The difference between the fair value of such stock and the per share price paid at the issuance date aggregated $66,767 which amount was recorded as deferred compensation and was amortized to operations over the vesting period. Compensation expense related to these shares aggregated $16,692 in 1997, $13,910 in 1998 and none in 1999 or 2000. In addition, in May 1996, the Company issued 20,000 shares of restricted common stock to a director for cash at a price of $0.21 per share (the fair value at date of grant as determined by the Board of Directors). These shares vest ratably over 48 months, and are subject to the Company's right of repurchase of unvested shares in certain circumstances.

      The Company granted 606,060 common stock options in January 2000 at exercise prices of $2.25 per share for which a compensation charge amounting to approximately $7,446,000 will be recorded over the respective vesting periods of the options based on a fair value of $14.40 per share on the grant date. In addition, between March and June 2000 the Company granted 376,428 common stock options at an exercise price of $2.50 per share for which a compensation charge amounting to approximately $4,479,000 will be recorded over the respective vesting periods of the options.

      During March, 2000, certain officers and employees exercised options to purchase 472,067 shares of common stock. The exercised options are scheduled to vest monthly over four years, during which time the Company has the right to repurchase any unvested shares. In connection with such exercises, the employees delivered promissory notes to the Company in the aggregate amount of approximately $1,062,200 as consideration for the exercise price. The promissory notes are full recourse and are secured by shares of the Company's common stock. The promissory notes accrue interest at an annual rate of 6.80% and are payable in March 2007. As the makers of the promissory notes sell the shares of the Company's common stock that secure the notes, the makers are required to repay the principal amounts due under the notes secured by the sold shares. As of September 30, 2000, 391,556 shares were subject to buyback at the purchase price paid by the employee.

      From July 1 to September 30, 2000, the Company has granted 649,548 stock options at exercise prices ranging from $2.75 to $3.50 per share for which a total compensation charge of approximately $7.1 million based on the fair value of the common stock on the grant date of $14.40 per share will be

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to
December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)

recorded over the four year vesting periods of the options. Future compensation expense relating to such option grants will be approximately $0.8 million for the year ending December 31, 2000, $1.8 million for the years ending December 31, 2001 through 2003 and $0.9 million for the year ending December 31, 2004.

      The Company's 1994 Equity Compensation Plan, as amended, (the 1994 Plan) allows the granting of incentive and nonqualified stock options to employees, directors, consultants and contractors to purchase an aggregate of 1,550,000 shares of the Company's common stock. The options are exercisable generally for a period of 6-7 years from the date of grant and vest over terms ranging from immediately to 4 years.

      On February 4, 2000, the Board of Directors approved an Amended and Restated 1994 Equity Compensation Plan with terms similar to those described above. A provision of this Amended and Restated 1994 Equity Compensation Plan is that officers and certain employees have the ability to deliver full recourse promissory notes as consideration for the exercise of options.

      A summary of activity under the 1994 Plan from January 1, 1997 to September 30, 2000 is as follows:

                                                                      Exercise
                                                            Number      price
                                                          of options  per share
                                                          ----------  ---------
Balance, January 1, 1997.................................   547,049   $.126-.21
 Granted.................................................   242,078     .21-.50
 Exercised...............................................  (101,759)   .126-.35
 Cancelled...............................................    (3,623)   .126-.21
                                                          ---------
Balance, December 31, 1997...............................   683,745    .126-.50
 Granted.................................................   209,636     .35-.35
 Exercised...............................................   (99,913)   .126-.35
 Cancelled...............................................   (65,014)   .126-.35
                                                          ---------
Balance, December 31, 1998...............................   728,454    .126-.50
 Granted.................................................   499,744   .376-1.50
 Exercised...............................................   (25,224)  .126-.376
 Cancelled...............................................   (50,262)   .21-.376
                                                          ---------
Balance, December 31, 1999............................... 1,152,712   .126-1.50
 Granted (unaudited)..................................... 1,632,036    .50-0.56
 Exercised (unaudited)...................................  (974,289)   .30-2.26
 Cancelled (unaudited)...................................    (4,695)   .08-2.25
                                                          ---------
Balance, September 30, 2000 (unaudited).................. 1,805,764
                                                          =========

      At December 31, 1999, the Plan had the following options outstanding and exercisable by price range, as follows:

                               Options Outstanding              Options Exercisable
                    ----------------------------------------- ------------------------
                                  Weighted        Weighted                 Weighted
                                  average         average                  average
    Range of        Number of    remaining     exercise price  Number   exercise price
 exrciseeprices      shares   contractual life  (per share)   of shares   per share
---------------     --------- ---------------- -------------- --------- --------------
       $0.125-0.21    373,461    2.6 years         $0.16        364,101     $0.16
       $0.35-0.375    710,396    5.7 years          0.36        267,477      0.36
       $  0.5-0.65     40,339    6.5 years          0.64         31,436      0.64
       $ 0.75-1.50     28,516    6.5 years          1.34          4,849      1.48
                    ---------                                  -------
                    1,152,712                      $0.33        667,863     $0.27
                    =========                                  =======

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)


   The Company applies APB No. 25 in accounting for its stock option plan. During the years ended December 31, 1997, 1998 and 1999, and for the nine-month period ended September 30, 2000, certain employees of the Company were granted options to acquire 236,678, 201,236, 450,576 and 1,565,436 shares of the
Company's common stock, respectively. The weighted average fair values of common stock for the years ended December 31, 1997, 1998 and 1999, and for the nine-month period ended September 30, 2000 were $1.43 per share, $1.70 per share, $7.22 per share, and $14.40 per share respectively. The differences between the fair value, as determined by the Board of Directors, and the respective exercise prices at the grant dates has been recorded as deferred compensation ($263,694, $205,651, $1,831,402 and $18,177,957 for 1997, 1998,
1999, and 2000, respectively) which is being amortized on a straight-line basis to expense over the vesting period of the options.

      Had the Company determined compensation cost for options granted during the years ended December 31, 1997, 1998 and 1999 based on the minimum value method at the grant date under SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                             Years Ended December 30,
                                        -------------------------------------
                                           1997         1998         1999
                                        -----------  -----------  -----------
Net loss allocable to common
 stockholders:
  As reported.......................... $(6,206,701) (10,519,553) (13,111,346)
  Pro forma under SFAS No. 123......... $(6,213,780) (10,527,468) (13,350,599)
Basic and diluted net loss per share
 allocable to common stockholders:
  As reported.......................... $     (6.81)      (10.59)      (12.55)
  Pro forma under SFAS No. 123......... $     (6.82)      (10.60)      (12.78)

      Pro forma net loss reflects only options granted since 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation expense is recorded under SFAS 123 over the respective vesting period of such options, and options granted by the Company prior to January 1, 1995 are not reflected in the pro forma net loss figures above.

      In April 1995 and December 1995, the Company issued 17,500 shares and 32,500 shares of common stock to a research institution and a researcher, respectively, as compensation for certain technology license agreements. Research and development expense of $6,250 was recognized in 1995 related to the issuance of these shares. In 1997, 1998 and 1999 and for the nine month period ended September 30, 2000 the Company issued 5,400, 8,400, 46,168 and 66,600 stock options, respectively, to non-employees. Such options vest over future service periods. The Company recorded deferred compensation of $7,026, $11,470, $974,793 and $895,502 in 1997, 1998, 1999, and 2000 respectively, based on the fair value as determined using a Black-Scholes pricing model. Such deferred compensation is being amortized to expense using the methodology prescribed in FASB Interpretation No. 28 over the vesting period. The amount of amortization for the 1998, 1999 and 2000 grants is subject to change each reporting period based upon changes in the fair value of the Company's common stock, estimated volatility and the risk free interest rate until the non-employee completes his or her performance under the option agreement.

      All options were granted with exercise prices less than the fair value of the Company's common stock. The per share weighted-average minimum value of the stock options granted to employees during 1997, 1998, and 1999 was $1.16, $1.44, and $4.34 per share, respectively, on the date of grant. The per

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)

share weighted-average fair value of stock options granted to non-employees during 1997, 1998, and 1999 was $1.26, $1.37, and $12.90 per share, respectively, on the date of grant. Such values were determined using the minimum value method for employees and a Black Scholes option-pricing model for non-employees with the following weighted average assumptions: expected dividend yield 0%; risk free interest rate of 6.10% for 1997, 4.465% for 1998, and 5.49% for 1999; volatility of 0% for employees and 60% for non-employees; an expected option life of 4 years for employees and 10 years for non-employees.

8. LICENSE AND RESEARCH AGREEMENTS

      On June 22, 1995, the Company and the University of California at San Diego (UCSD) entered into an exclusive, worldwide license for certain technology rights covered under UCSD patents. The Company paid a $10,000 license fee, and committed to a $10,000 annual license maintenance fee. The Company also agreed to bear UCSD's prosecution costs for patents covering the licensed technology. Payments of $50,000 and $150,000 are payable upon commencement of Phase III clinical trials and NDA filing, respectively, and the agreement provides for royalties at various rates on sales proceeds of products resulting from the licensed technology, if any.

      In November 1997, the Company entered into a license agreement with Kwang Dong which granted them the rights in South Korea and North Korea to develop and market one of the Company's compounds for certain indications. Under the terms of the agreement, the Company will receive payments upon the achievement of defined clinical and regulatory milestones of up to an aggregate of $800,000, and royalties on any future sales proceeds in South Korea and North Korea, if any, resulting from the licensed technology. The Company will supply formulated bulk drug, including certain free amounts during the first year of sales, and Kwang Dong will be responsible for clinical development and regulatory approvals in South Korea and North Korea. The Company devoted significant internal efforts and expenditures to the development of a formulation for this indication. To date, the Company has not transferred sufficient technology under the license agreement to allow commercialization of ADL 2-1294 in South Korea and North Korea. As a result the Company does not anticipate material revenues under the license agreement in the forseeable future. Kwang Dong also made an equity investment in the Company (see note 6).

      On June 10, 1998, the Company entered into an exclusive, world-wide license agreement with Roberts Laboratories Inc. (Roberts) for technology relating to compound ADL 8-2698. Upon signing the agreement the Company made a $300,000 nonrefundable payment to Roberts which was recorded as research and development expense because the licensed technology had not reached technological feasibility and had no alternative future uses. The Company will also be required to make payments totaling up to $2,200,000 upon the occurrence of future events. In addition, royalties are payable from the sale proceeds of products resulting from the licensed technology, if any. In 1999, the Company paid $300,000 to Roberts to exercise certain licensing rights as defined in the agreement, which was recorded as research and development expense.

      On July 26, 1999, the Company entered into a license agreement with SB granting SB an exclusive license to certain of the Company's compounds for certain indications in most of the world. SB may develop, at their own cost, manufacture, market and sell any resulting products. Under the terms of the agreement, the Company will receive milestone payments upon the achievement of defined clinical and regulatory milestones, and royalties on any future sales proceeds, if any, resulting from the licensed technology. The Company must maintain the underlying patents and provide certain other information to

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to
December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)

SB. Upon signing the agreement, the Company received a licensing fee of $500,000. This licensing fee has been deferred and is being recognized over the remaining life of the patents which is nineteen years. SB also made an equity investment in the Company (see note 6). The proceeds received from the licensing fee and the equity instrument have been allocated to their related financial statement components based upon the amounts specified in the separate agreements which represent management's estimate of the fair value of such components.

      On April 25, 2000, the Company entered into a license agreement with Santen Pharmaceutical Co., Ltd. granting Santen an exclusive royalty bearing license to develop and sell products in the field of ophthalmic pain in all countries other than South Korea and North Korea. Santen will pay Adolor royalties on annual net sales of the products. Santen will pay Adolor $1,000,000 when gross sales in major markets achieve $75,000,000 and an additional payment of $1,500,000 when aggregate sales achieved is $150,000,000. A $500,000 payment has been paid to Adolor upon execution of agreement.

      The Company has entered into various licensing, research and other agreements. Under these agreements, the Company is working in collaboration with various other parties. Should any discoveries be made under such arrangements, the Company would be required to negotiate the licensing of the technology for the development of respective discoveries, and possible royalties on future product sales, if any. Under these agreements, the Company would be obligated to make payments aggregating up to approximately $3,900,000 upon the achievement of certain milestones and to make future royalty payments on sales proceeds of products, if any, a portion of which could be offset by previously made milestone payments.

      The Company intends to expense to research and development expense milestone payments that are required to be made upon the occurrence of future events prior to NDA approval. The Company intends to capitalize payments that are required to be made upon the occurrence of future events commencing with NDA approval.

9. INCOME TAXES

      No federal and state taxes are payable as of December 31, 1998, 1999 and September 30, 2000. As of December 31, 1999, the Company had approximately $10,800,000 of Federal and $11,200,000 of state net operating loss carryforwards available of offset future taxable income. The Federal and state net operating loss carryforwards will expire as follows:

                    State       Federal      Total
     2005        $    450,000 $        -- $   450,000
     2006           1,232,000          --   1,232,000
     2007           2,063,000          --   2,063,000
     2008           3,519,000          --   3,519,000
     2009           3,937,000      33,000   3,970,000
     2010                  --     482,000     482,000
     Thereafter            --  10,263,000  10,263,000
                 ------------ ----------- -----------
                 $ 11,201,000 $10,778,000 $21,979,000

      In addition, the utilization of the state net operating loss carryforwards is subject to a $2 million annual limitation. At December 31, 1999, the Company also has approximately $403,000 of Federal and $130,000 of state research and development tax credit carryforwards, which begin expiring in 2011, and are available to reduce Federal and state income taxes.

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to
December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)


      The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards (following certain ownership changes, as defined by the Act) that could significantly limit the Company's ability to utilize these carryforwards. The Company may have experienced various ownership changes, as defined by the Act, as a result of past financings. Accordingly, the Company's ability to utilize the aforementioned carryforwards may be limited. The Company has not yet determined whether or not ownership changes, as defined by the Act, have occurred. Additionally, because U.S. tax laws limit the time during which these carryforwards may be applied against future taxes, the Company may not be able to take full advantage of these attributes for Federal income tax purposes.

      Significant components of the Company's deferred tax assets and liabilities are shown below. At December 31, 1999, a valuation allowance of $12,755,000 has been recognized to fully offset the deferred tax assets as realization of such assets is not "more likely than not". SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if based on weight of the evidence it is more likely than not that some, or all, of the deferred tax assets will not be realized. Realization of the Company's deferred tax assets is dependent upon generating future taxable income. After considering all of the evidence, including the Company's net losses since inception and the uncertainty of future profitability, management has determined that a valuation allowance is necessary to reduce the net deferred tax assets to zero. The change in the valuation allowance in 1998 and 1999 were increases of $4,337,065 and $3,394,401, respectively, related primarily to additional net operating losses and capitalized research and development costs incurred by the Company.

                                                          1998         1999
                                                       -----------  -----------
Deferred tax assets:
 Net operating loss carryforwards..................... $ 3,570,672    4,368,000
 Capitalized research and development costs...........   5,320,051    7,329,000
 Tax credit carryforwards.............................     391,900      533,000
 Accrued expenses and other...........................     139,171      586,000
                                                       -----------  -----------
  Total deferred tax assets...........................   9,421,794   12,816,000
 Less valuation allowance.............................  (9,360,599) (12,755,000)
                                                       -----------  -----------
  Net deferred tax assets.............................      61,195       61,000
Deferred tax liability................................     (61,195)     (61,000)
                                                       -----------  -----------
  Net deferred tax.................................... $        --           --
                                                       ===========  ===========

10. COMMITMENTS

      Future minimum lease payments under non-cancelable operating leases for office and laboratory space are as follows:

Year ending December 31,
------------------------
2000.................................................................. $224,290
2001..................................................................  250,964
                                                                       --------
                                                                       $475,254
                                                                       ========

      Rent expense was $160,232, $237,351, $258,805 and $268,024 for the years ended
December 31, 1997, 1998 and 1999, and the nine-month period ended September 30, 2000, respectively. In October 2000, we signed a two-year lease for additional office space with the first year's minimum rental payment of $465,000 and second year's minimum rental payment of $485,000.

                               Adolor Corporation

December 31, 1997, 1998 and 1999 and September 30, 2000 (Information subsequent to December 31, 1999, as of September 30, 2000, for the period from inception to September 30, 2000, and with respect to the nine-month periods ended September 30, 1999 and 2000, is unaudited)


      The Company has an agreement with an officer to provide for certain payments upon certain forms of termination of employment.

11. 401(k) PROFIT SHARING PLAN

      In 1995, the Company adopted a 401(k) Profit Sharing Plan (the 401(k)
Plan) available to all employees meeting certain eligibility criteria. The 401(k) Plan permits participants to contribute up to 15% of their salary, not to exceed the limits established by the Internal Revenue Code. All contributions made by participants vest immediately into the participant's account. The Company is not required to make and did not make any contributions to the 401(k) Plan in 1997, 1998, 1999 or for the nine months ended September 30, 2000.

12. AUTHORIZED SHARES, REVERSE STOCK SPLIT AND INITIAL PUBLIC OFFERING

      On March 28, 2000, the Company filed a Restated Certificate of Incorporation which, increased the number of authorized shares of common stock to 96,024,821 and authorized 1,000,000 shares of undesignated preferred stock, and effected a reverse stock split of its common stock on a 1-for-4.5 basis. In July 2000, the reverse stock split and the authorization of the undesignated preferred stock was reversed. On July 6, 2000, the Company increased the number of authorized common shares to 121,987,903.

      On September 13, 2000 the Board of Directors approved a reverse stock split of its common stock on a 1-for-5 basis, decreased the number of authorized shares of common stock to 99,000,000 and authorized 1,000,000 shares of undesignated preferred stock which actions became effective on November 9, 2000. All common share, options, and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the reverse stock split for all periods presented.

      On September 13, 2000, the Board of Directors authorized the filing of a registration statement for the Offering with the SEC for the sale of shares of common stock. If the Offering is consummated under the terms presently anticipated, all shares of Series A, B, C, D, E, F, G and H outstanding as of the closing date of the Offering will convert into shares of common stock on a five-for-one basis, and no dividends will be payable on any of the mandatorily redeemable convertible preferred stock.

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      Through and including December 8, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                6,000,000 Shares


                          [LOGO OF ADOLOR CORPORATION]
                                  Common Stock


                               ----------------
                              P R O S P E C T U S
                               ----------------



                              Merrill Lynch & Co.

                                Lehman Brothers

                         Pacific Growth Equities, Inc.



                               November 13, 2000

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